Exhibit 99.1

Annual Report 2014

MARCH 13, 2015

THOMSON REUTERS

OUR VALUES SHAPE OUR CULTURE

We are trusted for the decisions that matter most, empowering customers to act with confidence in a complex world.

TRUST: We act with integrity and independence by holding ourselves and each other to be ethical and reliable in all we do.

PARTNERSHIP: We work together, with each other, with our customers and with industry partners to deliver superior results and experiences.

INNOVATION: We innovate to serve our customers, drive our growth and win in dynamic business environments.

PERFORMANCE: We deliver results, excelling at work that positively impacts the world.

Information in this annual report is provided as of March 4, 2015, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

—	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;
—	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and
—	“$,” “US$” or “dollars” are to U.S. dollars.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Table of Contents

—	Business	2

—	Risk Factors	14

—	Management’s Discussion and Analysis	23

—	Consolidated Financial Statements	76

—	Executive Officers and Directors	138

—	Additional Information	151

—	Cross Reference Tables	160

Business

OVERVIEW

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.thomsonreuters.com.

We are organized in four business units:

Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides leading regulatory and operational risk management solutions.

Legal, a leading provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

We also have a Global Growth & Operations organization which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist.

We also operate Reuters, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

Business Model and Key Operating Characteristics

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Our businesses provide solutions, software and workflow tools which integrate our core data and information.

The table below describes some of our key operating characteristics.

Industry leader	—	#1 or #2 in most of the market segments that we serve
	—	Deep and broad industry knowledge
	—	Products and services tailored for professionals
Balanced and diversified	—	Four distinct core customer groups – our 2014 revenues were: 52% Financial & Risk; 27% Legal; 11% Tax & Accounting; 8% Intellectual Property & Science; and 2% Reuters News
	—	Geographical diversity – our 2014 revenues were 60% from the Americas, 30% from Europe, the Middle East and Africa (EMEA) and 10% from Asia Pacific
	—	No single customer accounted for more than 1.5% of our 2014 revenues
	—	Technology and operating platforms are built to address the global marketplace
Attractive business model	—	87% of our 2014 revenues were recurring
	—	92% of our 2014 revenues were from information delivered electronically, software and services
	—	Strong and consistent cash generation capabilities

In late 2013, we began our ongoing transformation from a portfolio of individual operating companies into an integrated enterprise. Through years of acquisitions and divestitures, we believe that we have assembled an unrivaled asset base that provides us with an opportunity to engage more of our customers with a full enterprise offering. However, completing nearly 300 acquisitions between 2003 and 2013 also contributed to a somewhat complex and fragmented infrastructure. The transformation program that we announced in the fall of 2013 was articulated around the following objectives:

—	Increase the company’s revenue growth organically rather than through acquisitions;
—	Capture economies of scale by simplifying the organization; and
—	Deliver strong and consistent cash flow growth, investing in key growth areas.

We believe that better leveraging of the solid foundation of assets that we have built and acquired will help us better serve our customers, drive organic growth and innovation and result in greater efficiencies from our scale.

2014 Performance Highlights

We met our 2014 Outlook, despite what continued to be a challenging environment in our two largest market segments – legal and financial. This was the third consecutive year that we met or exceeded our financial outlook.

NON-IFRS FINANCIAL MEASURE	2014 OUTLOOK (PROVIDED IN FEBRUARY 2014)	2014 PERFORMANCE
Revenues from ongoing businesses	Comparable to 2013 (before currency)	1% increase	✓
Adjusted EBITDA margin	Between 26.0% and 27.0%	26.3%	✓
Underlying operating profit margin	Between 17.0% and 18.0%	17.0%	✓
Free cash flow	Between $1.3 billion and $1.5 billion	$ 1.4 billion	✓

Below are non-IFRS financial highlights from our full year 2014 results. A detailed discussion of our 2014 financial results is provided in the “Management’s Discussion and Analysis” section of this annual report.

(millions of U.S. dollars, except per share amounts)	2014	2013	CHANGE
Revenues from ongoing businesses	$12,605	$12,543	–
Revenue growth before currency			1%
Adjusted EBITDA	$3,313	$3,070	8%
Adjusted EBITDA margin	26.3%	24.5%	180bp
Underlying operating profit	$2,138	$1,881	14%
Underlying operating profit margin	17.0%	15.0%	200bp
Adjusted earnings per share (EPS)	$1.85	$1.54	20%
Free cash flow	$1,445	$1,163	24%

2014 was a year of solid progress across the company.

—	Our Financial & Risk business recorded its first positive net sales since 2008. Financial & Risk has reported year-over-year net sales improvement in eight of the last nine quarters.
—	Our Legal, Tax & Accounting and Intellectual Property & Science businesses continue to build from a solid foundation while targeting faster-growing opportunities, which resulted in 4% revenue growth, 3% of which was organic.
—	Underpinning the improving net sales and revenue growth trends are our simplification and transformation programs. We achieved our run-rate savings target of $300 million from the simplification program, which primarily involved headcount reductions in our Financial & Risk business. Our transformation program, which is designed to improve the company’s organic revenue growth, capture economies of scale and simplify the organization, continues to make steady progress towards its goal of achieving savings of $400 million by 2017.
—	We also returned over $2 billion to shareholders last year in the form of dividends and share buybacks. As we target gradual improvements in revenue growth and free cash flow, we believe that we should be able to provide attractive returns to our shareholders without compromising either our growth strategy or our target of maintaining a solid investment grade rating.

Based on our 2014 results, we expect to return to organic revenue growth in 2015 and we are forecasting positive net sales for our Financial & Risk business for 2015. We are also expecting another strong year in 2015 from our Legal, Tax & Accounting and Intellectual Property & Science businesses.

Three-Year Overview

The table below provides a three-year overview of our business.

THREE-YEAR OVERVIEW
2012	—	2012 was a year of change for our company. Jim Smith became our new CEO and Stephane Bello became our new CFO. We also collapsed our divisional structure (which previously consisted of Markets and Professional) into a group of strategic business units with a single corporate center to support them.
	—	We completed 29 acquisitions to support higher growing market segments and adjacent market. segments. We sold our Healthcare business, two Financial & Risk businesses and a Tax & Accounting business.
	—	We made further improvements in product quality, customer service and execution capabilities in our Financial & Risk business.
2013	—	Financial & Risk continued its turnaround, with improvements in its execution capabilities.
	—	We launched a new transformation program designed to increase innovation, simplify our company and increase efficiencies.
	—	We refinanced debt, increased share repurchases and made special contributions to our key pension plans.
2014	—	We were focused on operating more as an enterprise rather than a set of distinct portfolio businesses. 2014 marked the beginning of a far more collaborative approach across our enterprise.
	—	We appointed new presidents at the beginning of the year for our Legal and Intellectual Property & Science businesses and our Global Growth & Operations unit.
	—	We began developing an integrated approach for some of our largest customers to expand our footprint and drive growth. We consolidated platforms and real estate to drive efficiency and effectiveness. We also increased our innovation initiatives with dedicated funding to invest behind ideas, many of which can be leveraged across the business. In 2014, we spent $167 million on acquisitions, a substantial decrease from prior years.
	—	Despite Financial & Risk’s revenue decline of 2% for the year, net sales were positive for the fourth quarter and for the full year.
	—	In Legal, performance also improved, with revenues up 2% with organic growth rate of 1%, tempered somewhat by a 7% decline in U.S. print. Excluding U.S. print, full-year revenues increased 3% with organic growth of 2%.
	—	Our Tax & Accounting business continues to execute well and had another very strong year, with revenues up 12%, of which 9% was organic, improving on last year’s organic growth rate of 5%. This business continues to benefit from increased market demand for its global tax solutions and from new product launches and strong execution.
	—	Intellectual Property & Science revenues grew 3%, with recurring revenues up 5% organically.
	—	Our Global Growth & Operations businesses grew 9%, of which 5% was organic.

FINANCIAL & RISK

Financial & Risk provides critical news, information and analytics, enables transactions and brings together communities that connect trading, investing, financial and corporate professionals. It also provides leading regulatory and operational risk management solutions.

We believe that Financial & Risk’s products and services help our customers discover profitable insights and opportunities, access liquidity and transact, drive efficiencies in business and operations, anticipate risk and ensure compliance.

87% of Financial & Risk’s 2014 revenues were from recurring sources, with the remainder primarily from transactions. Financial & Risk customers access our information, analytics and trading communities through our desktop solutions, data feeds and mobile applications across a wide range of devices. Approximately 42% of Financial & Risk’s 2014 revenues were derived from desktop products, with the remainder from sales of data feeds, transactions and other software.

Financial

The Financial business provides a broad and robust range of offerings to financial markets professionals. It delivers unique global content sets – including fundamentals, estimates, primary and secondary research and much more – along with the tools, platforms and services to enable fast, intelligent decision-making.

Our flagship financial markets desktop is Thomson Reuters Eikon. In 2014, we made significant advances and investments in Eikon, including enhancing user experience, sentiment analysis and data visualization and adding a wide range of new specialist content and asset management tools. We also expanded the footprint of Eikon Messenger, a free instant messaging tool that helps enable industry-compliant communications for a community of over 210,000 financial professionals.

Thomson Reuters Elektron is a suite of data and trading solutions that offer the real-time and non-real-time data, analytics, platform and transactional connectivity to power the enterprise and connect global markets. It offers low-latency feeds that cover thousands of exchanges and over-the-counter (OTC) markets. All of these capabilities can be deployed at a customer location or delivered as a fully-managed service from any one of our co-location and proximity hosting sites around the world. During 2014, we announced a significant expansion of Elektron’s footprint with additional data centers and more real-time points of presence in established and developing financial centers globally.

Our foreign exchange (FX) business operates electronic trading venues which provide access to liquidity in OTC markets, trade execution and connections for market participants and communities of financial professionals worldwide. It also provides post-trade services globally, enabling banks, brokers and electronic marketplaces to seamlessly connect with their counterparties. In 2014, our FX business further strengthened its ability to support the buy-side and the interbank wholesale FX options community. Our FX business launched a new Rule Book for spot trades as well as a new suite of risk controls for users of Thomson Reuters Matching, which includes the ability to net trades and optimize credit.

In 2014, the Financial business also made significant investments in the solutions we offer to our buy-side and off-trading floor customers. These solutions enable effective decision-making, drive performance and operational effectiveness, and help meet regulatory requirements for our customers in investment management and advisory, wealth management, hedge funds and corporate treasury. Some notable proprietary sources of content for these segments include I/B/E/S, Datastream, Lipper, StarMine, First Call, IFR and Reuters News.

The following table provides information about Financial’s major brands.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson Reuters Eikon	Flagship desktop product providing pre-trade decision-making tools, news, real-time pricing, charting, analytics, portfolio tools, trading connectivity and collaboration tools	Investment professionals, portfolio managers, wealth managers, research analysts, economists, strategists, investment bankers, professional services and private equity professionals, salespeople, traders, brokers, corporate treasurers, corporate strategy and research professionals and financial analysts
Thomson ONE	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow	Wealth management firms, professional services and private equity professionals Corporate customers, including strategy and research professionals, treasurers and finance professionals

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson Reuters BETA	A complete suite of integrated, intelligent solutions to manage retail brokerage operations, including workflow and productivity tools, transaction processing, reporting and archiving, data delivery and more	Wealth management firms
Thomson Reuters Elektron	Flexible, high performance, cross asset data and trading infrastructure that includes low latency real-time data feeds, non real-time data, analytics and transactional connectivity. Services can be offered in a range of deployment models	Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators
Thomson Reuters Enterprise Platform	Scalable and robust technology platforms that enable financial institutions to control real-time information flows	Financial institutions
FX Trading Solutions
— Thomson Reuters Dealing	Peer-to-peer conversational trading product primarily related to FX and money markets	FX and money market traders, sales desks, hedge funds and voice brokers
— Thomson Reuters Matching	Anonymous electronic FX trade matching system, providing trading in spot and forwards FX and prime brokerage capabilities	FX traders, sales desks and hedge funds
— FXall	Global electronic platform for institutional FX trading with a broad suite of flexible execution tools, end-to-end workflow management and straight-through processing	Active traders, asset managers, corporate treasurers, banks, broker/dealers and prime brokers
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

Competition

Our Financial business competes with a wide range of large and specialist providers which primarily include Bloomberg, FactSet, S&P (including its Capital IQ business), SunGard Data Systems, Interactive Data, Telekurs, Dow Jones and large IT vendors, such as IBM. The FX business primarily competes with large inter-dealer brokers, such as ICAP’s EBS platform and other electronic communication networks (ECNs) such as Bloomberg. Tradeweb’s principal competitors include MarketAxess and Bloomberg. The Financial business also competes with single-dealer and multi-dealer portals.

Risk

Our Risk business provides a comprehensive suite of solutions designed to help our customers address pricing and valuation, third party risk (customer, supplier and partner), regulatory compliance, corporate governance and operational risk controls.

Thomson Reuters Risk Management Solutions combine powerful technology with trusted regulatory and risk intelligence to deliver integrated offerings to financial services and multinational institutions for global regulatory intelligence, financial crime prevention, anti-bribery, anti-money laundering and anti-corruption, know-your-customer (KYC) and other due diligence, compliance management, internal audit, e-learning, risk management and board of director services.

In March 2014, Risk launched Thomson Reuters Org ID for financial services institutions required to comply with KYC regulations. Org ID is an end-to-end client identity service that collects, verifies, screens and helps determine ultimate beneficial owners and monitors a legal entity for change. The managed service is used by financial services institutions to simplify their client on-boarding process and enhance and update existing client information to a global standard.

The Risk business also provides independent, accurate and timely pricing information on fixed income derivatives, instruments and loans.

The following table provides information about Risk’s major product categories.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Third Party Risk	Information, software products and services which include Org ID (KYC managed service), World-Check data, screening software and due diligence reports	Corporate compliance, risk management professionals, money laundering reporting officers, business leaders and law firms

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Regulatory Intelligence and Compliance Management	Information and software products which include global coverage of over 550 regulatory bodies and over 950 rulebooks with exclusive news and analysis from our global team of regulatory experts and journalists	Corporate compliance, risk management professionals, corporate and company secretaries, general counsels, business leaders, boards of directors and law firms
eLearning	Training programs which assist in changing behavior and supporting a culture of integrity and compliance	Corporate compliance, risk management professionals, money laundering reporting officers, corporate and company secretaries, general counsels, human resources, business leaders, boards of directors and law firms
Internal Audit and Controls	Internal auditing and internal controls testing including risk assessment, global issue tracking and administration	Audit management professionals, business leaders and boards of directors
Enterprise Risk Management	Captures risk intelligence such as loss events, key risk indicators, assessment responses and scenario analysis data	Risk management professionals, business leaders, boards of directors and law firms
Thomson Reuters DataScope	Data delivery platform for non-streaming cross-asset class content globally; supports the management of financial risk	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

Competition

Risk’s products and services compete with a wide variety of global, regional and niche competitors. Risk’s compliance, audit and risk products primarily compete with Wolters Kluwer Compliance Resource Network, CCH Team Mate, Protiviti, BWise and MetricStream. In the financial crime market segment key competitors include Dow Jones, LexisNexis and Actimize, while our corporate governance products primarily compete with Diligent and BoardVantage. Risk’s pricing and reference services business primarily competes with Interactive Data, Bloomberg, McGraw-Hill Financial and a number of smaller asset pricing and reference data providers.

LEGAL

Legal is a leading provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world. Legal’s broad range of products utilize our electronic databases of legal, regulatory, news, public records and business information. In recent years, Legal has focused increasingly on a solutions orientation, creating connected workflow tools for its customers. Legal’s products, services and solutions include legal research solutions; know-how solutions; software-based workflow solutions; compliance solutions; marketing, finance and operations software; litigation support tools; and business development and legal process outsourcing services.

We currently report results for our Legal business between:

—	Solutions businesses;
—	U.S. online legal information; and
—	U.S. print.

WestlawNext is Legal’s primary online legal research delivery platform in the United States. WestlawNext offers authoritative content, powerful search functionality and research organization, team collaboration features, and navigation tools that enable customers to find and share specific points of law, build tables of authorities and search for analytical commentary. This content and functionality helps legal professionals work more efficiently and provide better service to their clients. WestlawNext also is available through an iPad application and a mobile site.

We provide localized versions of online legal research services in Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Ireland, Japan, Malaysia, New Zealand, South Korea, Spain, the United Kingdom and other countries. Through Westlaw International, we offer our online products and services to customers in markets where we may not have yet developed a fully customized Westlaw service.

Practical Law provides legal know-how, current awareness and workflow tools to law firms and legal departments. Practical Law also has been integrated into key Thomson Reuters workflow-based products. Practical Law’s unique resources, such as its practice notes, standard documents, checklists and What’s Market tools, cover a wide variety of practice areas such as commercial, corporate labor and employment, intellectual property, finance and litigation. Along with its offerings in the United Kingdom and United States, Legal recently introduced country-specific versions of Practical Law in China and Canada.

Our Legal business also offers enterprise solutions that support the client development and back office business functions of a law practice. These include online marketing and client development solutions for law firms, as well as integrated software applications to help corporate legal departments and professional service organizations with their financial and practice management, matter management, analytics, accounting and billing.

Through our managed services offerings, Legal provides a complete suite of litigation software, services, solutions and legal research tools that help lawyers work more efficiently and effectively during all phases of litigation, including case evaluation, document review, depositions, motion practice, expert witness selection and trial preparation.

For courts, Legal provides a software suite to automate court processes through case management, document management, e-filing and collaboration tools. For customers in law enforcement, law firms and legal departments, as well as other investigative professionals, Legal offers a suite of research tools used to find information on people, assets and entities, drawing from publicly available information. This information can be integrated into customer and third party applications to provide more efficient solutions for solving customers’ challenges in areas such as fraud prevention and revenue recovery.

The following table provides information about Legal’s major brands.

MAJOR BRANDS	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
WestlawNext (U.S.) Sweet & Maxwell (U.K.) Carswell (Canada) Aranzadi (Spain) La Ley (Argentina) Revista dos Tribunais (Brazil)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals
Practical Law	Legal know-how information and tools with embedded guidance from expert practitioners	Lawyers, corporate legal professionals and government agencies
Serengeti	Online matter management, e-billing and legal analytics services	Corporate legal and law firm professionals
Pangea3	Legal process outsourcing services	Corporate legal and law firm professionals
Elite 3E ProLaw	Suite of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management	Professional services organizations, lawyers, law firm finance and technology professionals
FindLaw	Online legal directory, website creation and hosting services; law firm marketing solutions; peer rating services	Lawyers, legal professionals and consumers
Case Logistix Case Notebook Drafting Assistant	Online research tools, case analysis software and deposition technology, as well as expert witness, document review and document retrieval services and drafting tools to support each stage of the litigation workflow	Lawyers, paralegals and courts
C-Track Court Management Solutions	Software suite to support e-filing, case management, and public access solutions for courts which can be integrated with other court applications	Judges, lawyers, court and law firm staff and general public
Thomson Reuters ProView	Professional grade e-reader platform	Lawyers and legal professionals globally
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results	Fraud prevention and investigative professionals in government, law enforcement, law firms and businesses

Competition

Legal’s primary global competitors are Reed Elsevier (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg BNA, as well as practice and matter management software, client development and other services to support legal professionals.

TAX & ACCOUNTING

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Tax & Accounting’s businesses are:

—	Corporate, which provides a comprehensive suite of global and local tax compliance, workflow and data management software and services to corporations around the world;
—	Knowledge Solutions, which provides information, research and certified professional education tools for tax and accounting professionals;
—	Professional, which provides a suite of tax, accounting, audit, payroll, document management, client portals and practice management software and services to accounting firms; and
—	Government, which provides integrated property tax management and land registry solutions to national, state and local government agencies.

In 2014, Tax & Accounting continued its growth and global expansion through new product introductions, product line extensions and the release of productivity-enhancing mobile tools. Tax & Accounting released a new global integration framework for its leading ONESOURCE Indirect Tax solution called “Global Next”. In 2014, Tax & Accounting also launched Checkpoint Catalyst, our next generation of online tax research, with practical guidance for resolving complex tax questions that arise with business-related transactions. Checkpoint Catalyst’s unique workflow brings together practical step-by-step expertise, multi-jurisdictional analysis, embedded tools, new developments and the weight of authority that are designed to help users spot potential risks and achieve outcomes faster. Checkpoint Learning Tax Research Certificate Program was also introduced, which includes a foundational knowledge base and skill set for entry-level tax professionals and those re-entering the workforce after an extended leave.

The following table provides information about Tax & Accounting’s major brands.

MAJOR BRANDS	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
ONESOURCE	Comprehensive global tax compliance solution with local, country-specific, focus to manage a company’s entire tax lifecycle. ONESOURCE software and services, which can be sold separately or as a suite, include solutions for tax planning, tax provision, tax compliance, transfer pricing, trade and customs, tax information reporting, trust, property, and overall tax workflow management and data management	Tax departments of multinational and domestic corporations, accounting firms, financial institutions and tax authorities
Checkpoint	Integrated information solution delivering research, expert guidance, applications and workflow tools as well as primary sources and third party content providers	Accounting firms, corporate tax, finance and accounting departments, international trade professionals, law firms and governments
CS Professional Suite	Integrated suite of software applications, including leading products such as UltraTax CS, Accounting CS and Practice CS, that encompass every aspect of a professional accounting firm’s operations – from collecting customer data and posting finished tax returns to the overall management of the accounting practice. For large accounting firms, we offer leading solutions for tax preparation, engagement, practice management, document management, and workflow management, including GoSystemTax RS and GoFileRoom	Accounting firms
Digita	U.K. tax compliance and accounting software and services	Accounting firms, corporate tax, finance and accounting departments, law firms and governments
Aumentum	Software and services that empower governments to manage revenue through automated land and property tax administration	National, state and local governments responsible for property registration, valuation, tax generation and collection

Competition

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer (which includes CCH). Other major competitors include Intuit in the professional software and services market segment and CORPTAX (owned by Corporation Services Company) in the corporate software and services market segment and Bloomberg BNA in the tax research market segment. Tax & Accounting also competes with other providers of software and services, including accounting firms and ERP vendors.

INTELLECTUAL PROPERTY & SCIENCE

Our Intellectual Property (IP) & Science business provides comprehensive solutions that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

Intellectual Property & Science is currently organized in three businesses:

—	Intellectual Property Assets, which provides patent, trademark and brand content and services that help corporate and legal IP professionals drive new growth opportunities, manage and protect IP assets and create maximum value from their IP portfolio;
—	Life Sciences, which helps accelerate pharmaceutical research and development by providing decision support information and analytics and professional services to pharmaceutical and biotechnology companies; and
—	Government & Academia, which fosters collaboration and enables scientific search and discovery by providing access to the world’s critical citation data, as well as benchmarking and analytics designed to maximize returns on research funding and tools to facilitate the peer-review and publishing process.

Intellectual Property & Science recently underwent transformational changes to more closely align its three businesses with customers’ needs and enable richer cross collaboration.

The following table provides information about Intellectual Property & Science’s major brands.

MAJOR BRANDS	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson IP Manager	Enterprise-level, configurable intellectual asset management solution for patents, trademarks, licensing agreements, invention disclosures and IP matters	Business executives, IP portfolio managers, docketing administrators, IP counsel, lawyers, paralegals and licensing executives
Thomson Innovation	Leading patent intelligence and collaboration platform with comprehensive content, powerful analysis and visualization tools and market insight	IP counsel, lawyers, information professionals, heads of research and development, licensing executives, business strategists, business intelligence analysts and M&A executives
MarkMonitor	Online brand protection solutions: domain name management, anti-piracy, anti-fraud, anti-counterfeiting, and abating online brand abuse	Business executives, IP counsel, licensing executives, strategists, business developers and marketing executives
SERION	Suite of trademark research solutions within a web-based workflow environment for screening, searching and protecting brands globally	Trademark lawyers, paralegals, IP executives, marketing executives, name generators and competitive intelligence analysts in corporations and law firms
Web of Science	Trusted platform of scientific, technical and scholarly literature with leading science citation index	Scientists, researchers, scholars and librarians at government agencies, research institutions and universities
Thomson Reuters Cortellis	Integrated platform containing authoritative R&D drug pipeline information, patents, deals, company information, breaking industry news, conference coverage and global regulatory intelligence	Business development, licensing, investment and regulatory professionals at pharmaceutical and biotechnology companies

Competition

Primary competitors of the Intellectual Property Assets business include Wolters Kluwer’s Corsearch, CPA Global, LexisNexis, CSC Global, Google Patents, Innography and patent office sites. Primary competitors of the Life Sciences business are Reed Elsevier, Wolters Kluwer, Informa and IMS. Primary competitors of the Government & Academia business are Reed Elsevier, Google Scholar, RefWorks, ProQuest, EBSCO and Aries.

GLOBAL GROWTH & OPERATIONS

Our Global Growth & Operations (GGO) organization works with our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. We report financial results for GGO in our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses results. Geographic areas that GGO is focused on include Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey. GGO also manages our nine global operations centers that provide services across Thomson Reuters.

REUTERS

Founded over 160 years ago and powered by nearly 2,500 journalists around the world, our news has a reputation for speed, impartiality and insight. Reuters is dedicated to upholding the Thomson Reuters Trust Principles and preserving independence, integrity and freedom from bias in the gathering and dissemination of information and news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Trust Principles and Founders Share Company” section of this annual report.

We provide breaking news, in-depth coverage and agenda setting commentary and analysis via text, TV, photos and graphics. In 2014, we delivered over two million unique news stories, over one million news alerts, nearly 600,000 pictures/images and 100,000 video stories.

Primary competitors include the Associated Press, Agence France-Presse, Bloomberg and Dow Jones.

Other Businesses

From time to time, we sell businesses that are no longer aligned with our strategic focus. We provide information on the performance of these “Other Businesses” separately from our reportable segments.

Corporate Headquarters

Our corporate headquarters seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate headquarters’ primary areas of focus are strategy, capital allocation, technology infrastructure and talent management. The corporate headquarters is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

Our corporate headquarters are located in New York, New York with key corporate operations around the world, including in London, United Kingdom; Bangalore, India; Eagan, Minnesota; and Stamford, Connecticut.

Technology

We believe that changes in how people access, consume and analyze data – along with the sheer volume of “big data” – place us in a great position to meet our customers’ needs effectively. We believe that we can make information more relevant and deliver it faster to our customers through the smart use of technology. By harnessing the power of big data, using shared platforms and working across our business units, we are making our data more accessible and valuable for our customers. We are continually transforming our content, products, services and company to better meet our customers’ needs.

In 2014, technology-related capital expenditures constituted over 90% of our total capital expenditures for the year. We developed a new infrastructure to help us more effectively gather, aggregate, connect and disseminate our content and link with customer, partner and open-Internet content. We also launched our Data Innovation Lab, which allows us to partner with businesses, customers, start-ups and academic institutions on data-driven innovations and research. We continued to improve our information security risk posture and infrastructure to safeguard our assets and those of our customers.

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition.

We believe we are in a unique position to help shape how professionals find, evaluate, interact with, consume and act upon information. Our Research & Development (R&D) team performs leading computer science research and develops capabilities to help the business innovate and build smarter products. Current focus areas of our R&D team include search technologies, big data and analytics, machine learning, social computing and natural language technologies.

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we have been successful in selling some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are sold through partners.

Corporate Responsibility & Inclusion

Corporate Responsibility & Inclusion (CR&I) is an integral part of the way we do business. In 2014, we transformed our approach in the areas of corporate responsibility, diversity and inclusion and sustainability, drawing these together into one strategic team and approach. This move supports the ongoing work that has taken place in these areas and their importance for us as a responsible business. With this change and new approach, we are seeking to empower sustainable growth for our people, our markets and our world. We continue to report on our progress in our annual global CR&I report, which we post on www.thomsonreuters.com.

Our People

To serve our customers and communities, we want to attract and retain the most talented individuals and create an environment where all our people can develop to their full potential. Valuing and promoting diversity and inclusion is key to this objective. Our business resource groups also provide a network of support for other employees and work with the business to enhance professional development, recruitment and retention. In 2014, we also launched a “Your Wellbeing” initiative, a global program which looks to foster a healthy workplace and empowers our employees to take charge of their health.

Our Markets

Our business is founded on integrity, independence and freedom from bias which is codified through the Thomson Reuters Trust Principles and complemented by our Code of Business Conduct and Ethics alongside our anti-bribery and anti-corruption policy. Our employees are required to acknowledge our Code of Business Conduct and Ethics, which reflects our values as a company and our approach to doing business. We have a Supply Chain Ethical Code that is designed to ensure that our suppliers and vendors meet a specified set of standards. The code reflects anti-bribery and anti-corruption legislation and additional suppliers have agreed to comply with the code in operating their businesses and providing services to us.

We also seek opportunities to enhance client relationships by leveraging our sustainability products and services, and by creating strategic partnerships which empower our customers to transform lives and encourage sustainable growth, including through our www.sustainability.thomsonreuters.com website.

Our World

In 2014, our employees continued to invest in their local communities with approximately 95,000 hours of volunteering time, made possible with the support of our employee-led global volunteer networks.

We recognize and reward employee community service efforts through our Community Champion Awards program and with company donations to match personal charitable initiatives across the globe.

We have also made progress in the environmental space, as we continue to identify ways for us to monitor and manage our carbon footprint.

The Thomson Reuters Foundation stands for free independent journalism, human rights, women’s empowerment and the rule of law. Leveraging the skills, values and expertise of our company, the Foundation plays a leading role in the global fight against human trafficking and runs a number of program and initiatives that trigger change and empower people globally: free legal assistance, media development, and in-depth coverage of the world’s underreported stories. Additional information on the Foundation can be found at www.trust.org.

Acquisitions and Dispositions

As part of our focus on organic growth, we significantly reduced the level of our acquisitions and dispositions in 2014 compared to 2013 and 2012. During the last three years, we made a number of tactical acquisitions which complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also directed our acquisition spending in the last three years to broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. As part of our continued focus on organic growth, we expect our acquisition activity in 2015 to be similar to 2014 and more modest than in prior years.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also sold a number of businesses during the last three years.

For more information on acquisitions and dispositions that we made in the last two years, please see the “Management’s Discussion and Analysis” section of this annual report.

Employees

The following table sets forth information about our employees as of December 31, 2014.

By Region
Americas	25,400
Europe, Middle East and Africa	11,500
Asia	16,100
By Unit
Financial & Risk	16,500
Legal	10,800
Intellectual Property & Science	3,200
Tax & Accounting	5,100
Global Growth & Operations	7,300
Reuters	2,800
Corporate	7,300*

Thomson Reuters	53,000

*	Includes approximately 6,200 employees in centralized services functions that are shared across the company, notably our Technology and Business Operations Services groups.

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2014.

FACILITY	APPROX. SQ. FT.	OWNED/LEASED	PRINCIPAL USE
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York	558,500	Owned/Leased[2]	Thomson Reuters headquarters and Financial & Risk operating facilities
Technopolis Bangalore, India	455,500	Leased	Financial & Risk operating facilities
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting headquarters and operating facilities
195 Broadway, New York, New York	292,900	Leased	Financial & Risk and Tax & Accounting offices
Geneva, Switzerland	291,160	Owned	Financial & Risk operating facilities
Canary Wharf, London, United Kingdom	282,700	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Financial & Risk Dockland’s Technical Center
Boston, Massachusetts[1]	229,770	Leased	Financial & Risk operating facilities

1	Consists of three addresses.

2	We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property and building in New York, New York that serves as our corporate headquarters. 558,500 sq. ft. represents the net amount of office space that we currently physically occupy. The main lease covers a total of 688,000 sq. ft., with an additional 30,500 sq. ft. that we occupy under sub-lease. Under the main lease, approx 160,000 sq. ft. has been sub-leased.

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty and future downturns in the markets that we serve, in particular in the financial services and legal industries.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in North America, Europe, Asia Pacific and Latin America. In 2014, we derived 79% of our ongoing business revenues from our financial and legal businesses.

In 2014, the momentum and pace of growth was unequal around the world, as advances in some regions were offset by weaknesses in others. In addition, the economic environment in 2014 for our businesses continued to be challenging.

—	In 2014, uncertainty in global economic and market conditions continued to cause disruptions and volatility worldwide, particularly in the financial services industry. While we believe the health of the financial services industry is now stronger than in the past five years, the industry remains challenged with heightened regulatory scrutiny, increasing capital requirements, lower transaction volumes in certain markets and asset classes, consolidation among firms and relatively low overall anticipated market growth. Certain parts of the financial services industry are also experiencing declines. In 2014, the combination of these factors continued to put intense pressure on financial institutions’ profitability and returns, forcing many of them to reduce their staff, although headcount began to stabilize somewhat for a number of firms in the second half of the year. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions could adversely affect our Financial & Risk business.
—	Uncertain and changing economic conditions also continue to impact the legal industry, which experienced relatively flat growth in 2014. Larger law firms in particular have been challenged in their efforts to increase revenue growth as corporate counsels continue to limit increases in billing rates and hours and keep more work in-house. This has caused a number of law firms to increase their focus on reducing costs and increasing efficiency.

Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs.

—	Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do.
—	We also compete with smaller and sometimes newer companies, some of which are specialized with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies or address customer requirements more quickly than we can.
—	We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

—	enhance and improve their products and services (such as by adding new content and functionalities);
—	develop new products and services;
—	invest in technology; and
—	acquire additional businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.

Competition may require us to reduce the price of some of our products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our financial condition and results of operations could be adversely affected.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs and maintaining a strong position in the sectors that we serve.

Over the last few years, we made significant investments in the development, promotion and improvement of our products, such as Thomson Reuters Eikon, Thomson Reuters Elektron, WestlawNext and Practical Law. We are also focused on investing in areas that we believe will provide us with the highest levels of growth over the long term. As the information and news services industries continue to undergo rapid evolution, we must be able to anticipate and respond in a timely and cost effective manner to our customers’ needs, industry trends and technological changes in order to maintain and improve our competitiveness.

—	While we believe that we continued to make significant progress in 2014 improving the performance, stability and functionality of Thomson Reuters Eikon to address challenges related to its initial launch and development, if our Financial & Risk customers’ adoption rates for Eikon and other new products and services targeted to financial services professionals are lower than our expectations, our results of operations may be adversely affected.
—	Within our Legal business, the law firm industry (particularly in the U.S.) continues to be challenging as law firms remain under pressure by their clients to control costs, including spending on legal research. As a result, we have experienced a slight decline in U.S. legal research revenues in the last three years although adoption rates for WestlawNext have been strong and we believe that lawyers recognize the product’s value. We have also experienced a decline in U.S. Legal’s print revenues as customers increasingly migrate to our online offerings and as law firms reduce library space for print materials. While we have been allocating greater amounts of capital to our solutions offerings within the Legal business that we believe present the highest growth opportunities, a further decline in our legal research and print revenues could adversely affect our results of operations.
—	Some of our businesses, in particular Legal and Intellectual Property & Science, continue to evolve towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. While we believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of solutions may result in lower profit margins.
—	In addition, through our Global Growth & Operations unit, we plan to grow by attracting new customers and continuing to expand into Asia, Latin America and the Middle East. With our current focus on organic growth (and reduced acquisition activity), it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets and other mobile devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

We rely heavily on our telecommunications, network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our telecommunications, networks and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use. Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have disaster recovery and business continuity plans that include back-up facilities for our primary data centers, our systems are not always fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities. Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers to lose confidence in our security measures and could result in increased costs for our company.

Similar to other global multinational companies that provide services online and also due to the prominence of our news business, we experience cyber-threats, cyber-attacks and security breaches, which can include unauthorized attempts to access, disable or degrade our information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. None of these threats and related incidents to date have been material to our business.

While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and we utilize third party technology to help protect our company’s information technology systems and infrastructure against security breaches and cyber-incidents, our measures may not be adequate or effective to prevent, identify or mitigate attacks by hackers or breaches caused by employee error, malfeasance or other disruptions. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses.

We are also dependent on security measures that some of our third party suppliers are taking to protect their own systems and infrastructure. For example, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, we may experience operational difficulties and increased costs.

We receive, store and transmit sensitive data, including public records, intellectual property, our proprietary business information and personally identifiable information of our employees on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Any fraudulent, malicious or accidental breach of data security could also result in unintentional disclosure of, or unauthorized access to, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties or litigation.

Misappropriation, destruction, corruption or unavailability of data and information due to cyber-attacks or other security breaches could damage our brand and reputation and customers could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example:

—	Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost;
—	Several companies and organizations have made certain legal and financial information publicly available at no cost; and
—	“Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2014, 87% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal, Intellectual Property & Science and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and continue to migrate away from higher margin print products. In 2014, our Legal U.S. print-related revenues declined 7%. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

We may be adversely affected by changes in legislation and regulation.

Legislative and regulatory changes that impact our customers’ industries (in particular, customers of our Financial & Risk business) may impact how we provide products and services to our customers. In 2010, the Dodd-Frank Act was adopted in the United States and similar laws and regulations may be adopted in the future in other countries. The implementation of the European Market Infrastructure Regulation (EMIR) and the revision of the Markets in Financial Instruments Directive (MiFID II) may also impact how we provide products and services to our Financial & Risk customers. Laws relating to e-commerce, electronic and mobile communications, privacy and data protection, anti-money laundering, direct marketing and digital advertising and the use of public records have also become more prevalent in recent years. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

—	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers.
—	Increase our cost of doing business or require us to change some of our existing business practices.
—	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputation harm for any violations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2014, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, are looking to increase their tax revenues through increased audit activity and tax reform. Various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. In 2013, the Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, issued an action plan calling for a coordinated, multi-jurisdictional approach to address issues in existing tax systems that the OECD believes may lead to tax avoidance by global companies, which the OECD refers to as “base erosion and profit shifting” (BEPS). The OECD has not yet finalized its recommendations pursuant to the BEPS action plan. While we are not able to predict what changes will be enacted, if some jurisdictions where we have significant operations adopt tax-related changes as a consequence of the BEPS initiative, such changes could increase our worldwide tax liabilities and the related income tax expense.

Currency and interest rate fluctuations and either the reintroduction of individual currencies within the Eurozone or the dissolution of the Euro may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates.

—	To the extent that our currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure to our operating cash flow by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. However, because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact, and therefore our income statement will reflect volatility from exchange rate movements.
—	In addition, if the foreign currency hedging markets are negatively affected by clearing and trade execution regulations, the cost of hedging our foreign exchange exposure could increase.

We monitor the financial stability of the foreign countries in which we operate. Global markets continued to experience uncertainty in 2014, and continuing volatility in Europe and Latin America could adversely affect our results. In particular, we continue to closely watch conditions in Europe relative to sovereign debt concerns. While our exposure to higher risk countries, such as Greece, is proportionately small relative to our European operations as a whole, currency and economic disruption stemming from other Eurozone countries could have a more significant impact on the economic environment. If economic conditions in Europe worsen, we expect there would be an adverse impact on our results as well as on our ability to collect trade receivables from our customers in the region. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced significant organizational changes over the last few years.

—	In January 2014, we had several senior leadership changes, including the appointment of new presidents for our Legal and Intellectual Property & Science businesses and our Global Growth & Operations unit.
—	Throughout 2013 and 2014, we continued to realign the salesforce for our Financial & Risk business to be closer to its customers, products and market segments.
—	As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes such as order-to-cash, outsourced various activities, and consolidated various offices/real estate around the world.

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business units, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.

If we do not continue to recruit, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to recruit, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology and data science. Competition for professionals in our financial services and legal businesses in particular can also be intense as other companies seek to enhance their positions in our market segments. In addition, any organizational changes could cause our employee attrition rate to increase. We may not be able to continue to identify or be successful in recruiting, motivating or retaining the appropriate qualified personnel for our businesses (particularly in emerging markets) and this may adversely affect our ability to execute our strategies.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

In 2014, approximately 40% of our revenues were derived outside of North America and we expect this percentage to increase in the future. As of December 31, 2014, approximately 60% of our employees were located outside of North America.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

—	Difficulties in penetrating new markets due to established and entrenched competitors;
—	Difficulties in developing products and services that are tailored to the needs of local customers;
—	Lack of local acceptance or knowledge of our products and services;
—	Lack of recognition of our brands;
—	Economic slowdowns, instability and volatility in local markets and political instability of governments;
—	Unavailability of joint venture partners or local companies for acquisition;
—	Exposure to possibly adverse government actions in countries where we operate or conduct business;
—	Higher inflation rates in the countries in which we do business;
—	Changes in laws and policies affecting trade and investment in other jurisdictions; and
—	Exposure to varying and sometimes conflicting legal standards.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

Acquisitions have historically been an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. While we expect acquisition and disposition activity to continue in the future, we expect our activity to be modest in 2015 (similar to 2014). In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. We expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record a non-cash impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation alleging infringement of intellectual property rights, employment matters, breach of contract and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

From time to time, we have been sued by other companies for allegedly violating their patents. We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the U.S. Patent Office, and the litigious environment that surrounds patents in general, has increased patent infringement litigation over the last few years. Increasingly, our company (as well as other companies) have experienced more alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In late 2013, following our announcement of a new capital strategy, our long-term debt rating was downgraded by Moody’s and Standard & Poor’s, which increased our credit facility fee and borrowing costs. Any further downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

We have significant funding obligations for pension and post-retirement benefit arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension and other post-retirement benefit arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we have contributed to our pension plans to pre-fund certain obligations.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension and other post-retirement benefit obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 57% of our shares as of March 4, 2015. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect the management and governance. In addition, the Founders Share enables the Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our 2014 annual consolidated financial statements. This management’s discussion and analysis is dated as of March 4, 2015. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2015 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis.

We have organized our management’s discussion and analysis in the following key sections:

—	Overview – a brief discussion of our business	24

—	Results of Operations – a comparison of our current and prior-year period results	29

—	Liquidity and Capital Resources – a discussion of our cash flow and debt	49

—	Outlook – our current financial outlook for 2015	58

—	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	60

—	Subsequent Events – a discussion of material events occurring after December 31, 2014 and through the date of this management’s discussion and analysis	61

—	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	61

—	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	62

—	Additional Information – other required disclosures	62

—	Appendix – supplemental information and discussion	64

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries. When we refer to “net sales,” we are referring to new sales less cancellations.

OVERVIEW

Our Company

We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to enable our customers to operate in a dynamic business environment. The exponential growth in the volume of data, the impact of technology, and an increasingly complex legal and regulatory environment create challenges for our customers as well as opportunities for our businesses. The breadth and depth of our offerings, our global footprint, and the trust and credibility built by the world’s most trusted news organization uniquely position our company at the confluence of content and technology. We bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets.

We are organized in four business units:

Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides leading regulatory and operational risk management solutions.

Legal, a leading provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

2014 Results

In 2014, we achieved or exceeded each key performance metric in our 2014 Outlook, despite what continued to be a challenging environment in our two largest market segments – legal and financial. This was the third consecutive year that we met or exceeded our financial outlook.

NON-IFRS FINANCIAL MEASURES(1)	2014 OUTLOOK	2014 PERFORMANCE
Revenues from ongoing businesses	Comparable to 2013 (before currency)	1% increase	✓
Adjusted EBITDA margin	Between 26.0% and 27.0%	26.3%	✓
Underlying operating profit margin	Between 17.0% and 18.0%	17.0%	✓
Free cash flow	Between $1.3 billion and $1.5 billion	$ 1.4 billion	✓

2014 marked the beginning of a far more unified approach to managing our company. We no longer think of ourselves as a portfolio of individual operating companies, but rather as an integrated enterprise. We believe the steps that we are taking will deliver the strong and consistent cash flow that will allow us to continue providing an attractive return to our shareholders while still investing in initiatives to drive future growth.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

2014 was a year of solid progress across the company.

—	Our Financial & Risk business recorded its first positive net sales since 2008. Financial & Risk has reported year-over-year net sales improvement in eight of the last nine quarters.
—	Our Legal, Tax & Accounting and Intellectual Property & Science businesses continue to build from a solid foundation while targeting faster-growing opportunities, which resulted in 4% revenue growth, 3% of which was organic.
—	Underpinning the improving net sales and revenue growth trends are our simplification and transformation programs. Our goal is to leverage our content and capabilities on behalf of our customers and to establish a scalable platform for sustainable growth. Our key areas of focus include the consolidation of our technology platforms and content assets; the standardization of internal processes such as order-to-cash; the outsourcing of non-core activities; and a reduction in the number of real estate sites and subsidiaries through which we currently operate. We achieved our run-rate savings target of $300 million from the simplification program, which primarily involved headcount reductions in our Financial & Risk business. Our transformation program, which is designed to improve the company’s organic revenue growth, capture economies of scale and simplify the organization, continues to make steady progress towards its goal of achieving savings of $400 million by 2017.
—	We continue to approach our capital strategy and balance sheet strength in a consistent and disciplined manner. Our capital strategy is a critical part of our overall strategy and a key element in supporting and growing our businesses. As part of our capital strategy, we seek to balance investing in our business and returning capital to shareholders. In 2014, we returned over $2 billion to shareholders in the form of dividends and share buybacks. As we target gradual improvements in revenue growth and free cash flow, we believe that we should be able to provide attractive returns to our shareholders without compromising either our growth strategy or our target of maintaining a solid investment grade rating.
—	We significantly reduced our acquisition spending compared to prior years in order to focus on organic growth.

Based on our 2014 results, we expect to return to organic revenue growth in 2015 and we are forecasting positive net sales for our Financial & Risk business for 2015. We are also expecting another strong year in 2015 from our Legal, Tax & Accounting and Intellectual Property & Science businesses.

Below are some additional summary financial highlights of our full year 2014 results. You can find a more detailed discussion of our 2014 performance in the “Results of Operations” section of this management’s discussion and analysis.

(millions of U.S. dollars, except per share amounts) Non-IFRS Financial Measures (1)	2014	2013	CHANGE	EXCLUDING CHARGES*
				2014	2013	CHANGE
Revenues from ongoing businesses	12,605	12,543	-	12,605	12,543	-
Revenue growth before currency			1%			1%
Adjusted EBITDA	3,313	3,070	8%	3,448	3,427	1%
Adjusted EBITDA margin	26.3%	24.5%	180bp	27.4%	27.3%	10bp
Underlying operating profit	2,138	1,881	14%	2,273	2,253	1%
Underlying operating profit margin	17.0%	15.0%	200bp	18.0%	18.0%	-
Adjusted earnings per share (adjusted EPS)	$1.85	$1.54	20%	$2.00	$1.93	4%

*	The charges incurred were associated with our simplification program initiatives.

The increase in revenues from ongoing businesses before currency reflected 4% combined growth from our Legal, Tax & Accounting and Intellectual Property & Science businesses, partly offset by a 2% decline in our Financial & Risk business. The increase was due to contributions from acquisitions as revenues from existing businesses were essentially unchanged.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

2014 REVENUES FROM ONGOING BUSINESSES

—      Financial & Risk’s net sales were positive in 2014, but its revenues from existing businesses declined 3% primarily due to the lag effect of negative net sales from 2013. In 2014, Financial & Risk continued to expand margins by executing on its operational priorities and simplification initiatives. We believe that increased customer focus and simplifying the business has helped with Financial & Risk’s recent positive trajectory.

—      Legal’s revenues increased 2% with equal contributions from acquisitions and existing businesses. The increase in revenues from existing businesses was driven by 6% growth in our Legal Solutions businesses, which was partly offset by a 7% decline in U.S. print and a 1% decline in U.S. online legal information. Our Legal Solutions businesses, which we are building around our core legal information business, comprised almost half of our revenues in the Legal segment.

—      Tax & Accounting’s revenues grew 12%, of which 9% was from existing businesses. Our Tax & Accounting business continued to benefit from increased market demand for its global tax solutions and from new product launches.

—      Intellectual Property & Science revenues increased 3% driven by 2% growth from existing businesses. The growth in revenues from existing businesses reflected recurring revenue growth of 5%, partly offset by a decline in transaction revenues.

Our Global Growth & Operations (GGO) unit, which works across our businesses to combine our global capabilities, increased revenues 9%, of which 5% was from existing businesses. GGO results are included in each of our four segments.

The increases in our profitability, the related margins and adjusted earnings per share reflected lower charges associated with our simplification program initiatives. Excluding the charges from both periods, our adjusted EBITDA margin increased slightly as cost savings from our simplification initiatives offset the impact of lower revenues from existing businesses in our Financial & Risk segment, as well as our investments within our Legal, Tax & Accounting and Intellectual Property & Science segments. Our underlying operating profit margin was unchanged from the prior year, excluding charges from both periods.

2015 Outlook and Key Objectives

In February 2015, we issued a business outlook for 2015. We expect:

—	positive revenue growth from existing businesses (organic);
—	adjusted EBITDA margin to range between 27.5% and 28.5%;
—	underlying operating profit margin to range between 18.5% and 19.5%; and
—	free cash flow to range between $1.55 billion and $1.75 billion.

Our 2015 outlook assumes constant currency rates relative to 2014 and is based on the expected performance of our existing businesses and does not factor in the impact of any acquisitions or divestitures that may occur during the year. In light of increased volatility recently experienced in the foreign exchange markets, we believe that currency is likely to have a higher than usual impact on our results in 2015. Additional information is provided in the “Outlook” and “Segment Results” sections of this management’s discussion and analysis.

In 2015, we plan to capitalize on our position to help our customers navigate the information age. Specifically, we will focus on further improving execution across our company by:

—	investing in sales and marketing expertise, as well as customer service capabilities;
—	implementing our remaining key product and platform migrations in our Financial & Risk business, which we believe will improve service levels to our customers and drive substantial cost savings; and
—	delivering strong and consistent cash flow to reinvest in our growth businesses while returning capital to our shareholders through dividends and share repurchases.

Revenue Dynamics and Related Trends

We derive revenues from a diverse customer base. No single customer accounted for more than 1.5% of our revenues from ongoing businesses. Below, we provide information regarding our 2014 revenues from ongoing businesses by media, type and geographic area.

By media. In 2014, 92% (2013 – 91%) of our revenues were derived from information delivered electronically, software and services, with the remaining 8% derived from print (which is primarily in our Legal segment). We deliver information electronically through the Internet, dedicated high-speed transmission lines to desktops and mobile devices, such as smartphones and tablets. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. In addition, our offerings often combine software and services as integrated solutions to better serve the workflow needs of our customers. We expect that most of our customers will continue to prefer electronic delivery and increasingly migrate from print, particularly as the number of professional knowledge workers increases and as rapidly developing economies increasingly incorporate technology into their workflows. The business mix of our products impacts our operating profit margins. Specifically, products delivered electronically typically have lower margins than our print products. While our solutions-based software and services also have high margins, they are traditionally lower than the margins of our print products and electronically delivered information.

By type. We derived 87% of our 2014 and 2013 revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. Recurring revenues for our financial services business include recoveries, which are low margin revenues we collect from customers and pass through to a third party provider, such as stock exchange fees.

Non-recurring revenues are principally comprised of transaction revenues from our Financial & Risk segment’s trading platforms and discrete sales, including sales of software, across all of our businesses. These revenues can fluctuate significantly from period to period and can also impact the comparability of operating profit margins.

By geography. In 2014, our revenues were 60% (2013 – 60%) from the Americas, 30% (2013 – 29%) from Europe, Middle East and Africa (EMEA) and 10% (2013 – 11%) from Asia Pacific. Our GGO organization works with our strategic business units to focus on our global capabilities in countries and regions where we believe the greatest growth opportunities exist, including Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States, and Turkey. Revenues from these geographic areas represented approximately 10% of our revenues in 2014 (2013- 9%). We expect our revenues from these GGO regions will increase at higher rates compared to more developed economies, as the GGO regions are expected to grow gross domestic product, the number of professionals, the rate of urbanization and the middle class at a comparably faster pace. As part of our globalization, we have brought our global portfolio of products to local markets as well as modified existing products and services for local markets at relatively low incremental cost. However, some products and services need specific development for local markets or industry segments. While this may require higher incremental costs and result in initially lower margins, we try to maximize our global and regional scale and shared technology assets to improve margins over time.

Expenses

A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. We invest some of the profits from our incremental revenues in our business, so the full impact of incremental revenues are not always reflected in our profitability. Our most significant operating expense is staff costs, which represented 54% of our total 2014 expenses (2013 – 56%) and is comprised of salaries, bonuses, commissions, benefits, severance, payroll taxes and equity-based compensation awards. In 2014, our staff costs decreased slightly as a percentage of our total revenues compared to 2013 reflecting lower severance charges associated with our simplification program, headcount reductions within our Financial & Risk business and the outsourcing of certain functions.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Acquisitions

In 2014, we reduced acquisition spending compared to the last few years and focused more on achieving growth from existing businesses. We completed five acquisitions in 2014 for a total cost of approximately $0.2 billion, compared to 28 acquisitions in 2013 for a total cost of approximately $1.2 billion. In 2014, the majority of our acquisition spending was in Latin America. Tactical acquisitions tend to strengthen our positions in key growth segments and expanded our presence in rapidly developing economies.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

In 2015, we plan to continue to make tactical acquisitions that we believe will strengthen our positions in key growth segments.

Dispositions

As part of our continuing strategy to optimize our portfolio of businesses and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we sell businesses from time to time that are not fundamental to our strategy. We did not divest of any significant businesses in 2014. In 2013, our divestitures included Financial & Risk’s Corporate Services business and our 50% interest in the Omgeo joint venture.

Use of Non-IFRS Financial Measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes. These non-IFRS financial measures include:

—	Revenues from ongoing businesses;
—	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);
—	Underlying operating profit and the related margin;
—	Adjusted EBITDA and the related margin;
—	Adjusted EBITDA less capital expenditures and the related margin;
—	Adjusted earnings and adjusted earnings per share;
—	Net debt;
—	Free cash flow;
—	Free cash flow from ongoing businesses; and
—	Return on invested capital.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendices B and C for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

Basis of Presentation

In this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our consolidated income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described in the “Use of Non-IFRS Financial Measures” section of this management’s discussion and analysis. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our 2014 annual consolidated financial statements: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

—	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and
—	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

See note 4 of our 2014 annual consolidated financial statements which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we identify the impact of foreign currency changes. Additionally, we separately measure revenue growth from existing businesses and from acquired businesses, on a constant currency basis.

Consolidated Results

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013	CHANGE
IFRS Financial Measures
Revenues	12,607	12,702	(1%)
Operating profit	2,545	1,516	68%
Diluted earnings per share	$2.35	$0.16	n/m
Non-IFRS Financial Measures
Revenues from ongoing businesses	12,605	12,543	-
Adjusted EBITDA	3,313	3,070	8%
Adjusted EBITDA margin	26.3%	24.5%	180bp
Adjusted EBITDA less capital expenditures	2,345	2,067	13%
Adjusted EBITDA less capital expenditures margin	18.6%	16.5%	210bp
Underlying operating profit	2,138	1,881	14%
Underlying operating profit margin	17.0%	15.0%	200bp
Adjusted earnings per share	$1.85	$1.54	20%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Japanese yen and the Canadian dollar, weakened against the British pound sterling, and was essentially unchanged against the Euro in 2014 compared to 2013. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues in U.S. dollars, but had no impact on our adjusted EBITDA and underlying operating profit margins.

Revenues

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	12,605	12,543	-	1%	1%	(1%)	-
Other Businesses	2	159	n/m	n/m	n/m	n/m	n/m
Revenues	12,607	12,702	n/m	n/m	n/m	n/m	(1%)

Revenues from ongoing businesses increased on a constant currency basis, as combined growth of 4% in our Legal, Tax & Accounting and Intellectual Property & Science segments was partially offset by a 2% decline in our Financial & Risk segment. Acquisitions contributed to revenue growth across all segments. Revenues from existing businesses were essentially unchanged, as combined growth of 3% in our Legal, Tax & Accounting and Intellectual Property & Science segments offset a 3% decline in our Financial & Risk segment. The decline in Financial & Risk was primarily due to the lag effect of negative net sales from 2013 on our current period revenue, reflecting our largely subscription-based model, and a decline in market-driven transaction revenues.

In 2014, our GGO organization comprised approximately 10% of our revenues and grew 9% on a constant currency basis (5% from existing businesses).

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Operating profit	2,545	1,516	68%
Adjustments to remove:
Amortization of other identifiable intangible assets	647	641
Fair value adjustments	(91)	(14)
Other operating gains, net	(969)	(198)
Operating loss (profit) from Other Businesses	6	(64)
Underlying operating profit	2,138	1,881	14%
Remove: depreciation and amortization of computer software (excluding Other Businesses)	1,175	1,189
Adjusted EBITDA(1)	3,313	3,070	8%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	968	1,003
Adjusted EBITDA less capital expenditures(1)	2,345	2,067	13%
Underlying operating profit margin	17.0%	15.0%	200bp
Adjusted EBITDA margin	26.3%	24.5%	180bp
Adjusted EBITDA less capital expenditures margin	18.6%	16.5%	210bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit increased in 2014 primarily due to a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. This transaction was part of our plan to reduce the number of subsidiaries in our legal organizational structure, which is one of our simplification program initiatives. The operating profit increase also reflected lower charges, primarily severance, associated with our simplification program initiatives.

Adjusted EBITDA, underlying operating profit and the related margins increased due to lower charges, primarily severance, associated with our simplification program initiatives. The increase in underlying operating profit further reflected lower depreciation and amortization. Foreign currency had no impact on adjusted EBITDA and underlying operating profit margins.

Adjusted EBITDA less capital expenditures and the related margin increased primarily due to higher adjusted EBITDA as well as lower capital expenditures, which reflected 2013 payments related to a large multi-year software contract.

Throughout 2014, we continued to incur charges for simplification program initiatives and we continued to reduce our costs as a result of earlier initiatives. We believe that our adjusted EBITDA and underlying operating profit margins excluding these charges provide a better measurement of our performance.

—	Excluding charges of $135 million and $357 million from 2014 and 2013, respectively, our adjusted EBITDA margin increased 10bp, as most of the benefits from our simplification program initiatives were offset by the impact of lower revenues from existing businesses in our Financial & Risk segment, and investments in our Legal, Tax & Accounting and Intellectual Property & Science segments.
—	Excluding charges of $135 million and $372 million from 2014 and 2013, respectively, underlying operating profit margin was unchanged due to the same factors that impacted adjusted EBITDA margin.

Operating expenses

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Operating expenses	9,209	9,554	(4%)
Adjustments to remove:
Fair value adjustments(1)	91	14
Other Businesses	(8)	(95)
Operating expenses, excluding fair value adjustments and Other Businesses	9,292	9,473	(2%)

(1)	Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, decreased primarily due to lower charges from our simplification program initiatives, and lower expenses due to a reduction in our cost structure associated with these initiatives. These declines were partly offset by higher expenses associated with newly acquired businesses and investments in our Legal, Tax & Accounting and Intellectual Property & Science segments. The charges associated with our simplification program initiatives were $135 million and $357 million in 2014 and 2013, respectively.

Depreciation and amortization

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Depreciation	397	416	(5%)
Amortization of computer software	778	773	1%
Subtotal	1,175	1,189	(1%)
Amortization of other identifiable intangible assets	647	641	1%

—	Depreciation and amortization of computer software on a combined basis decreased due to the completion of depreciation of fixed assets acquired in previous years, partly offset by an increase in amortization of computer software. Amortization of computer software increased slightly as investments in products, such as Thomson Reuters Eikon, and the amortization of assets from recently acquired businesses, was mostly offset by the completion of amortization of software assets acquired in previous years.
—	Amortization of other identifiable intangible assets increased due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Other operating gains, net	969	198

In 2014, other operating gains, net, were primarily comprised of a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. This transaction was part of our plan to reduce the number of subsidiaries in our legal organizational structure, which is one of our simplification program initiatives. Additionally, we recorded a $36 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with our principal shareholder, Woodbridge.

In 2013, other operating gains, net, were primarily comprised of a $136 million gain from the sale of our Corporate Services business, a $44 million gain from the sale of our 50% joint venture interest in Omgeo, and a $29 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge. These gains were partially offset by $21 million of acquisition-related costs.

Additional information about the Woodbridge transactions and the sale of our joint venture interest in Omgeo is provided in the “Related Party Transactions” section of this management’s discussion and analysis.

Net interest expense

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Net interest expense	442	460	(4%)

The decrease in net interest expense primarily reflected lower interest costs on our net pension obligations following a $500 million contribution we made to our pension plans in the fourth quarter of 2013. That contribution reduced our net obligations, as well as our ongoing interest cost associated with the net obligations. Net interest expense also benefited from lower interest on our debt obligations due to the refinancing activities discussed further within the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis. These decreases were partially offset by higher interest on certain tax liabilities. As over 95% of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our debt was essentially unchanged.

Other finance costs

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Other finance costs	85	53

Other finance costs included losses of $47 million and $35 million in 2014 and 2013, respectively, for the early redemption of debt securities. The 2014 losses included $35 million (2013 – $35 million) in debt premiums and $12 million (2013 – nil) related to the termination of the associated hedging instruments. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities. Both years also included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to foreign exchange contracts.

Share of post-tax earnings in equity method investments

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Share of post-tax earnings in equity method investments	3	20

In 2013, our share of post-tax earnings in equity method investments included our former joint venture in Omgeo, a provider of trade management services, which was sold in the fourth quarter of 2013. Our share of the post-tax earnings of Omgeo and other investees was partly offset by an impairment of $5 million with respect to one equity method investee due to weaker than expected performance.

Tax expense

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Tax expense	(62)	(848)

Our effective income tax rate on earnings from continuing operations was 3.1% and 82.9% in 2014 and 2013, respectively. The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

In 2013, we recorded tax charges of $836 million in connection with intercompany sales of certain technology and content assets between our wholly owned subsidiaries. These transactions were part of the consolidation of the ownership and management of our technology and content assets and were a component of our simplification program initiatives. The intercompany gains that arose from these transactions were eliminated in consolidation.

The following table sets forth significant components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

(EXPENSE) BENEFIT	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Tax items impacting comparability:
Consolidation of technology and content assets(1)	-	(836)
Uncertain tax positions(2)	16	23
Corporate tax rates(3)	10	15
Other deferred tax adjustments (4)	(16)	25
Subtotal	10	(773)
Tax related to:
Sale of businesses(5)	-	(55)
Operating profit of Other Businesses	1	(16)
Fair value adjustments	(16)	5
Other items	3	2
Subtotal	(12)	(64)
Total	(2)	(837)

(1)	Relates to the consolidation of the ownership and management of our technology and content assets.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(4)	Relates to changes in the recognition of deferred tax assets in various jurisdictions due to acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

(5)	Primarily relates to the sale of the Corporate Services business and our 50% joint venture interest in Omgeo.

Because the items described above impact the comparability of our tax expense for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. Accordingly, in our calculation of adjusted earnings for 2013, we removed the impact of the tax charges associated with the consolidation of technology and content assets. Within our tax provision on adjusted earnings, we amortize a portion of the taxes associated with the intercompany sales on a straight-line basis over seven years (see note 1 below). Our 2014 effective tax rate on adjusted earnings was 13.9% (2013 – 11.2%). For purposes of computing our effective tax rate on adjusted earnings, we deduct amortization of other identifiable intangible assets from adjusted earnings.

The computation of our adjusted tax expense is set forth below:

(EXPENSE) BENEFIT	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Tax expense	(62)	(848)
Remove: Items from above impacting comparability	2	837
Other adjustments:
Tax charge amortization(1)	(86)	(76)
Total tax expense on adjusted earnings	(146)	(87)

(1)	Of the $836 million in tax charges we recorded for the year ended December 31, 2013 associated with the consolidation of the ownership and management of our technology and content assets, we recorded $604 million as deferred tax charges. Within our tax expense on adjusted earnings, we amortize these deferred charges on a straight-line basis over seven years. We believe this treatment more appropriately reflects our tax position because these charges are expected to be paid over seven years from the date of the original transaction, in varying annual amounts, in conjunction with the repayments of interest-bearing notes that were issued as consideration in the original transactions.

On an IFRS basis (excluding the tax charge of $836 million in 2013) and on an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.4%, due significantly to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. As a global company, our income taxes depend on the laws of numerous countries where we operate and the provisions of multiple income tax conventions between various countries in which we operate.

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from continuing operations on our worldwide business as follows:

Taxes paid	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Taxes paid on operations	271	236
Taxes (received) paid on sales of businesses	(14)	100
Total taxes paid	257	336

In 2014 and 2013, the tax that we paid on our operations was higher than our tax expense on our adjusted earnings. However, in 2013, the tax that we paid on our operations was lower than the tax expense that we reported in our IFRS consolidated income statement, due to the tax charges associated with the consolidation of technology and content assets. As the majority of the taxes associated with those charges will be paid over seven years from the date of the transaction, in varying annual installments, we will amortize such tax in our adjusted earnings over that period. Typically, the tax that we pay on our operations is higher than either the tax expense that we report in our consolidated income statement or the tax expense that we compute on our adjusted earnings. This difference arises principally because of accounting rules regarding the taxes related to non-deductible other identifiable intangible assets acquired through share acquisitions. Such taxes are not recorded in our consolidated income statement, as accounting rules require them to be recorded as a liability with an offset to goodwill.

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the “Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Net earnings and earnings per share

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013
Net earnings	1,959	185
Diluted earnings per share	$2.35	$0.16

Net earnings and the related per share amount increased in 2014 principally due to higher operating profit and lower income tax expense.

Adjusted earnings and adjusted earnings per share

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts and share data)	2014	2013	CHANGE
Earnings attributable to common shareholders	1,909	137	n/m
Adjustments to remove:
Operating loss (profit) from Other Businesses	6	(64)
Fair value adjustments	(91)	(14)
Other operating gains, net	(969)	(198)
Other finance costs	85	53
Share of post-tax earnings in equity method investments	(3)	(20)
Tax on above items(1)	12	64
Tax items impacting comparability(1)	(10)	773
Amortization of other identifiable intangible assets	647	641
Discontinued operations	-	(10)
Tax charge amortization(1)	(86)	(76)
Dividends declared on preference shares	(3)	(3)
Adjusted earnings	1,497	1,283	17%
Adjusted earnings per share (adjusted EPS)	$1.85	$1.54	20%
Diluted weighted-average common shares (millions)	810.9	831.0

(1)	See the “Tax expense” section above for additional information.

Adjusted earnings and the related per share amounts increased primarily due to higher underlying operating profit. Additionally, adjusted earnings per share were impacted by lower diluted weighted–average common shares primarily due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information). Foreign currency negatively impacted adjusted earnings per share by $0.02 compared to the prior year.

Segment Results

A discussion of the operating results of our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science reportable segments follows.

—	Results from the Reuters News business are included in “Corporate & Other”. These results as well as Other Businesses are both excluded from our reportable segments as neither of them qualify as a component of our four reportable segments, nor as a separate reportable segment.
—	We use segment operating profit to measure the operating performance of our reportable segments.

—	The costs of centralized support services such as technology, editorial, real estate, accounting, procurement, legal and human resources are allocated to each segment based on usage or other applicable measures. However, certain technology and real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate & Other.
—	We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
—	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
—	Our definition of segment operating profit may not be comparable to that of other companies.

—	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Financial & Risk

	YEAR ENDED DECEMBER 31,			PERCENTAGE CHANGE:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	6,538	6,648	(3%)	1%	(2%)	-	(2%)
EBITDA	1,591	1,457					9%
EBITDA margin	24.3%	21.9%					240bp
Segment operating profit	951	816					17%
Segment operating profit margin	14.5%	12.3%					220bp

Revenues decreased on a constant currency basis as growth from acquired businesses was more than offset by a decline in revenues from existing businesses. The decline in revenues from existing businesses was primarily due to the lag effect of negative 2013 net sales on Financial & Risk’s 2014 revenues, reflecting our largely subscription-based model, as well as from a continued decline in market-driven transaction revenues. The decline in transaction revenues reflected significantly lower market volatility, which resulted in lower trading volumes across global markets including fixed income and foreign exchange.

Financial & Risk’s net sales were positive for the full year 2014 for the first time since 2008. Net sales were positive in the fourth quarter of 2014 and they have improved year-over-year in eight of the last nine quarters ended December 31, 2014.

By geographic area, Financial & Risk’s revenues in the Americas were essentially unchanged (2% decrease from existing businesses), revenues in Europe, Middle East and Africa (EMEA) decreased 3% (all from existing businesses) and revenues in Asia Pacific were essentially unchanged (1% decrease from existing businesses).

Financial & Risk continues to make significant operational progress, including the transformation of its product development teams and regional sales organizations, the introduction of new products and the simplification of its technology and service platforms.

—	To simplify the business, Financial & Risk has reduced the number of products it sells from 850 in 2012 to about 400. In 2014, Financial & Risk launched a new TRFXT foreign exchange product, Eikon 4.0, Eikon for the Buyside, and Accelus ORG ID, a “Know Your Customer” product in our Risk business. Each of these products is powered by our Elektron platform. We discontinued our legacy Reuters 3000Xtra product with over 120,000 customers upgraded to Eikon. The progress in these areas has led to increased retention rates and improved net sales performance.
—	Our simplification program resulted in a reduction of Financial & Risk’s cost structure and the business has reduced its headcount by approximately 20% since 2012.
—	To ease complexity from a commercial point of view, we introduced a new customer master agreement.

In 2014, we no longer reported revenue information for four lines of businesses in our Financial & Risk segment, as the business was not managed under that structure. Financial & Risk has built a unified technology platform, which is enabling us to leverage the scale of a single Financial & Risk business, and also provides a vehicle for innovation and the creation of industry solutions. The unified technology platform strategy has enabled us to simplify our structure, remove costs and focus investment spending on areas that we believe provide the greatest growth and scale opportunities.

Results by type were:

—    Subscription revenues decreased 2% (3% from existing businesses) reflecting the impact of negative net sales, primarily from 2013;

—     Transactions revenues were essentially unchanged (5% decrease from existing businesses). The decline in revenues from existing businesses was driven by lower volatility in the fixed income and foreign exchange markets which depressed transaction volumes; and

—    Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) increased 1%, all from existing businesses.

2014 REVENUES BY TYPE

EBITDA, segment operating profit and the related margins increased due to lower charges, primarily severance, associated with our simplification program initiatives. In 2014, EBITDA and segment operating profit included $130 million (2013 – $245 million) and $130 million (2013 – $251 million), respectively, of simplification charges. We believe that Financial & Risk’s EBITDA and segment operating profit margins excluding the simplification charges from each period provide a better measurement of Financial & Risk’s performance.

—	Excluding charges from both periods, Financial & Risk’s EBITDA margin increased 70bp to 26.3% as cost savings resulting from our simplification program initiatives more than offset the margin impact of the decline in revenues from existing businesses. Foreign exchange decreased EBITDA margins by approximately 30bp compared to the prior-year period.
—	Excluding charges from both periods, Financial & Risk’s segment operating profit margin increased 50bp to 16.5% largely due to the same factors that impacted EBITDA margin.

2015 Outlook

While we believe that the health of the financial services sector is stronger than in previous years, challenges remain. Regulators continue to scrutinize the operating activities of banks and other market participants in the financial services industry. Banks continue to be under pressure from increasing regulation that limits their activities. At the same time, currency and fixed income markets experienced lower volatility throughout most of 2014, leading to lower transaction revenues, and we are unable to predict future market conditions.

In 2015, we will continue to build upon our 2014 achievements. We will again strive for higher customer retention rates through product investment and better service. We will also focus on operational simplification to reduce costs. One of our key priorities is the migration of several products and platforms, which we expect will drive lower costs and improved service levels to our customers. These migrations may lead to lower price realization from certain customers, and could dampen the positive revenue growth impact that we expect from a continued improvement in net sales trends. However, we anticipate that the improving trends in net sales, price increases and greater price discipline will help to mitigate this impact and will contribute to improved revenue performance in 2015. Reflecting these initiatives, we have targeted an EBITDA margin nearing 30% in 2015 for our Financial & Risk business.

Legal

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	3,379	3,351	1%	1%	2%	(1%)	1%
EBITDA	1,238	1,194					4%
EBITDA margin	36.6%	35.6%					100bp
Segment operating profit	958	903					6%
Segment operating profit margin	28.4%	26.9%					150bp

Revenues increased on a constant currency basis reflecting contributions from existing and acquired businesses. Subscription revenues, which represent approximately 75% of Legal’s business, increased 4% (3% from existing businesses). Transaction revenues were essentially unchanged (1% decline from existing businesses) and U.S. print revenues decreased 7% (all from existing businesses). Excluding U.S. print, Legal’s revenues increased 3% (2% from existing businesses).

Results by line of business were:

—      Solutions businesses revenues include non-U.S. legal information and global software and services businesses. Our Solutions businesses revenues increased 7% (6% from existing businesses) driven by our U.K. Practical Law, Pangea3 and Elite businesses;

—      U.S. online legal information revenues are primarily comprised of Westlaw and decreased 1% (all from existing businesses). However, there was sequential improvement in revenues throughout 2014 reflecting improvement in the underlying market demand for legal services; and

—      U.S. print revenues decreased 7% (all from existing businesses).

2014 REVENUES BY LINE OF BUSINESS

The increase in EBITDA, segment operating profit, and the related margins reflected 2013 charges, primarily severance, associated with our simplification program initiatives. Excluding the 2013 charges, Legal’s EBITDA margin declined 30bp as a challenging business mix and reinvestments in its growth businesses, more than offset the cost savings from our simplification program. Excluding the 2013 charges, segment operating profit increased 10bp, which also reflected lower depreciation and amortization. Foreign exchange benefited EBITDA and segment operating margins by 30bp, each, compared to the prior-year period.

2015 Outlook

Demand in the overall legal services market remains relatively unchanged. However, we continue to see opportunities beyond traditional legal research due to growing legal complexity, the application of technology and new legal services models. Historically, law firms focused primarily on practicing law. Now, they must increasingly focus on managing their organizations profitably and growing their practices as pressure to reduce costs from their customers, primarily corporate counsels, continue to limit increases in billing rates and hours, as corporate counsels keep more work in-house. Corporate counsels continue to seek lower cost, but efficient alternatives, such as legal process outsourcers, as part of their in-house business models. The evolving needs of our customers to leverage technology and software solutions have created opportunities for our non-research oriented legal solutions businesses, such as Practical Law and Pangea3. We believe we are well positioned to exploit these trends with our solutions which integrate our research offerings with practical know-how and practice management tools.

Today, our core legal research business represents slightly more than half of our Legal business. However, we expect that the “Solutions” business that we have built to respond to opportunities beyond traditional legal research will continue to grow and will become the majority of Legal’s revenue base over the next few years. We believe the decline in U.S. print revenues is structural and we expect that business to continue to decline in the foreseeable future. However, the impact of the decline on our Legal segment results is expected to diminish over time as U.S. print should represent an increasingly smaller portion of our Legal business. In 2015, we will continue to focus on migrating more of our global print offerings to more sustainable digital platforms.

In 2015, our Legal segment intends to continue to develop solutions that integrate our research, know-how and practice management offerings. We are focused on growing our legal solutions businesses as well as improving customer retention in our online legal information business. Our Legal business will continue to carefully manage its costs.

Tax & Accounting

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,370	1,243	9%	3%	12%	(2%)	10%
EBITDA	417	378					10%
EBITDA margin	30.4%	30.4%					-
Segment operating profit	295	257					15%
Segment operating profit margin	21.5%	20.7%					80bp

Revenues increased on a constant currency basis reflecting contributions from existing and acquired businesses. Tax & Accounting achieved strong growth across each line of business as it continues to benefit from increased market demand for its global tax solutions and from new products. Recurring revenues, which comprised over 80% of our Tax & Accounting business increased 12% (8% from existing businesses) and transaction revenues increased 15% (13% from existing businesses).

Results by line of business were:

—    Professional revenues from accounting firms increased 9%, all from existing businesses, primarily from our CS Professional Suite and Enterprise Suite accounting software solutions;

—    Knowledge Solutions revenues increased 3% (2% from existing businesses), primarily from growth in the U.S. Checkpoint business;

—     Corporate revenues increased 21% (12% from existing businesses), primarily from ONESOURCE software and services and strong growth in solutions revenues in Latin America; and

—    Government revenues increased 31% over a relatively small revenue base.

2014 REVENUES BY LINE OF BUSINESS

EBITDA and segment operating profit and the related margins reflected the impact of 2013 charges, primarily severance, associated with our simplification program initiatives. Excluding the prior year charges, EBITDA margins declined 110bp as the favorable impact from higher revenues was more than offset by investments in growth businesses. Excluding the charges, segment operating profit margin declined 30bp. Foreign exchange benefited EBITDA and segment operating margins by 40bp, each, compared to the prior-year period.

2015 Outlook

Taxation continues to be complex for corporations, professional firms and governments. Rapidly changing tax codes around the world create compliance challenges for taxpayers and tax collectors. Global supply chains introduce complexity to tax and trade compliance and planning. Governments are using tax and trade policies to attract investments and spur domestic growth, while at the same time introducing rigorous compliance and collection mechanisms. This complexity drives the need to automate tax and accounting and trade compliance workflows and to access tax research and education solutions. We believe the compliance challenges for taxpayers and tax collectors will create heightened demand for technology solutions in corporate tax departments and government agencies, which we expect will lead to a steady demand for our Tax & Accounting segment’s information, software and workflow solutions.

In response to these trends, Tax & Accounting’s key priorities in 2015 include continued investments in key products and customer service in the U.S., expanding our global business footprint, and entering adjacent markets. We expect to leverage our SaaS (software as a service) platforms to accelerate our delivery of new and enhanced tax compliance solutions enabling us to exploit domestic and global growth opportunities.

Intellectual Property & Science

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,011	982	2%	1%	3%	-	3%
EBITDA	328	304					8%
EBITDA margin	32.4%	31.0%					140bp
Segment operating profit	239	225					6%
Segment operating profit margin	23.6%	22.9%					70bp

Revenues increased on a constant currency basis, reflecting contributions from existing businesses and acquired businesses. Recurring revenues, which comprised over 75% of Intellectual Property & Science’s business, increased 7% (5% from existing businesses), and transaction revenues decreased 6% (8% decrease from existing businesses).

Results by line of business were:

—    IP Solutions revenues increased 3% (all from existing businesses) primarily due to recurring revenue growth from MarkMonitor partly offset by softness in Asset Management transactional revenues;

—     Scientific & Scholarly Research solutions revenues increased 5% (3% from existing businesses) driven by higher subscriptions for Web of Science products; and

—    Life Sciences revenues increased 4%. Revenues from existing businesses increased 1 % due to higher subscriptions within the Discovery of Science business.

2014 REVENUES BY LINE OF BUSINESS

The increases in EBITDA and segment operating profit and the related margins reflected the impact of 2013 charges, primarily severance, associated with our simplification program initiatives. Excluding the prior year charges, EBITDA margins declined 150bp primarily due to investments to shift the Intellectual Property & Science business to an enterprise model. Excluding the charges, segment operating profit margin declined 230bp, which was higher than the EBITDA margin decline due to higher depreciation and amortization expense. Foreign exchange had no impact on EBITDA margin, however, it had a 10bp negative impact on segment operating profit margin compared to the prior-year period.

2015 Outlook

We believe that continued growth in global innovation driven by research and development investment, intellectual property rights and increasing global collaboration will drive the need for our solutions and services across our Intellectual Property & Science businesses. As regulators become more proactive, the rise in spending on regulatory compliance has increased. Our integrated research solutions improve productivity and simplify complex decision-making for our customers, helping them mitigate risk and manage compliance. We face intensifying competition from our traditional competitors as well as from disruptive competitors offering new technology solutions and niche content and an increased number of free offerings. We believe that the high quality of our content as well as improved usability and interoperability of our products will create opportunities for further penetration of our solutions into our customers’ workflows.

In 2015, the Intellectual Property & Science segment plans to continue to focus on product innovation, aligning sales resources against high potential market opportunities, enhancing customer service to drive retention, and increasing the interoperability of our products by leveraging technology platforms and content across the business.

Corporate & Other

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Revenues – Reuters News	319	331

Reuters News	3	(17)
Core corporate expenses	(308)	(303)
Total	(305)	(320)

Revenues from our Reuters News business declined primarily due to unfavorable foreign currency.

Reuters News and core corporate expenses included $14 million and $21 million, respectively, of 2013 charges associated with our simplification initiatives, primarily severance-related. Excluding the charges, core corporate expenses were higher primarily due to consulting costs associated with transforming our business.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures. In 2013, the most significant business in Other Businesses was Corporate Services, a provider of tools and solutions that help companies communicate with investors and media formerly in the Financial & Risk segment. Corporate Services was sold in the second quarter of 2013.

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Revenues	2	159
Operating (loss) profit	(6)	64

Review of Fourth Quarter Results

Consolidated Results

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013	CHANGE
IFRS Financial Measures
Revenues	3,211	3,278	(2%)
Operating profit	1,339	213	529%
Diluted earnings (loss) per share	$1.43	($0.43)	n/m
Non-IFRS Financial Measures
Revenues from ongoing businesses	3,211	3,265	(2%)
Adjusted EBITDA	794	610	30%
Adjusted EBITDA margin	24.7%	18.7%	600bp
Adjusted EBITDA less capital expenditures	530	357	48%
Adjusted EBITDA less capital expenditures margin	16.5%	10.9%	560bp
Underlying operating profit	499	302	65%
Underlying operating profit margin	15.5%	9.2%	630bp
Adjusted earnings per share	$0.43	$0.21	105%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Euro, the British pound sterling, the Japanese yen and the Canadian dollar in 2014 compared to 2013. Given our currency mix of revenues and expenses around the world, these fluctuations negatively impacted our revenues in U.S. dollars, as well as our adjusted EBITDA and underlying operating profit margins.

Revenues

	THREE MONTHS ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Financial & Risk	1,597	1,673	(2%)	1%	(1%)	(4%)	(5%)
Legal	872	868	2%	-	2%	(2%)	-
Tax & Accounting	397	368	7%	3%	10%	(2%)	8%
Intellectual Property & Science	269	275	(1%)	-	(1%)	(1%)	(2%)
Corporate & Other (includes Reuters News)	79	86	-	-	-	(8%)	(8%)
Eliminations	(3)	(5)	n/m	n/m	n/m	n/m	n/m
Revenues from ongoing businesses	3,211	3,265	1%	-	1%	(3%)	(2%)
Other Businesses	-	13	n/m	n/m	n/m	n/m	n/m
Revenues	3,211	3,278	n/m	n/m	n/m	n/m	(2%)

Revenues from ongoing businesses increased in the fourth quarter of 2014 on a constant currency basis, entirely from existing businesses. Combined growth of 3% in our Legal, Tax & Accounting and Intellectual Property & Science segments was partially offset by a 2% decline in our Financial & Risk segment.

Segment Results

Financial & Risk

Revenues decreased on a constant currency basis as growth from acquired businesses was more than offset by a decline in revenues from existing businesses. Results by type were as follows:

—	Subscription revenues decreased 2% (3% from existing businesses) primarily reflecting the initial impact of the lower price realization resulting from the recent migration of certain customers from legacy foreign exchange and buy-side products to our unified platform;
—	Transaction revenues were essentially unchanged, but declined 3% from existing businesses as a decline in fixed income transaction revenues were partly offset by an increase in foreign exchange transaction revenues; and
—	Recoveries revenues, which represent 11% of total Financial & Risk revenues, increased 5%.

Legal

Revenues increased on a constant currency basis, all from existing businesses. Results by line of business were as follows:

—	Solutions businesses increased 8% (7% from existing businesses) due to strong growth in Elite, U.K. Practical Law and Pangea3;
—	U.S. online legal information revenues (all from existing businesses) were essentially unchanged, however, the fourth quarter 2014 revenue performance was an improvement over the quarterly revenue declines reported earlier this year; and
—	U.S. print decreased 6% (all from existing businesses).

Excluding U.S. print, Legal’s revenues increased 4% (all from existing businesses).

Tax & Accounting

Revenues increased on a constant currency basis reflecting contributions from existing and acquired businesses driven by recurring revenue growth of 11% (8% from existing businesses) and transaction revenue growth of 7% (all from existing businesses). Revenues from the Professional business increased 10% (all from existing businesses), Knowledge Solutions increased 3% (all from existing businesses), and Corporate increased 21% (12% from existing businesses). Government decreased 12% (all from existing businesses).

Intellectual Property & Science

Revenues decreased on a constant currency basis from existing businesses as a 6% increase (all from existing businesses) in recurring revenues was more than offset by a 17% decrease (18% decrease from existing businesses) in transaction revenues. Revenues from IP Solutions increased 3% (all from existing businesses), Scientific & Scholarly Research decreased 5% (6% decrease from existing businesses), and Life Sciences decreased 1% (all from existing businesses).

Segment operating profit, EBITDA and related margins

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	Change	Commentary
Financial & Risk

EBITDA, segment operating profit and the related margins increased due to lower charges, primarily severance, associated with our simplification program initiatives. In 2014, EBITDA and segment operating profit included $70 million (2013-$172 million) and $70 million (2013-$178 million), respectively, of charges.

—      Excluding charges from both periods, EBITDA margin increased 190bp as the cost benefits from our simplification initiatives more than offset the margin impact of the decline in revenues from existing businesses and unfavorable foreign exchange. Foreign exchange decreased EBITDA margins by 60bp compared to the prior-year period.

—      Excluding charges from both periods, segment operating profit margin increased 100bp due to the same factors that impacted EBITDA margin.

EBITDA	358	244	47%
EBITDA margin	22.4%	14.6%	780bp
Segment operating profit	193	81	138%
Segment operating profit margin	12.1%	4.8%	730bp

Legal

EBITDA, segment operating profit, and the related margins increased due to 2013 charges, primarily severance, associated with our simplification program initiatives.

—     Excluding the charges, EBITDA margin decreased 130bp as a challenging revenue mix and reinvestments in our growth businesses, more than offset cost savings from our simplification program.

—     Excluding the charges, segment operating profit margin decreased 110bp due to the same factors that impacted EBITDA margin.

—     Foreign exchange benefited EBITDA and segment operating profit margins by 20bp, each, compared to the prior-year period.

EBITDA	299	272	10%
EBITDA margin	34.3%	31.3%	300bp
Segment operating profit	228	199	15%
Segment operating profit margin	26.1%	22.9%	320bp

Tax & Accounting

EBITDA, segment operating profit and the related margins reflected the impact of 2013 charges, primarily severance, associated with our simplification program initiatives.

—     Excluding 2013 charges, EBITDA margin declined 380bp primarily due to reinvestments in growth businesses partly offset by the impact of higher revenues.

—     Excluding charges, segment operating profit margin declined 290bp, which is slightly lower than the EBITDA margin decline due to lower amortization expense.

—     Foreign exchange benefited EBITDA and segment operating profit margins by 40bp and 50bp, respectively, compared to the prior-year period.

EBITDA	132	127	4%
EBITDA margin	33.2%	34.5%	(130)bp
Segment operating profit	103	97	6%
Segment operating profit margin	25.9%	26.4%	(50)bp

Intellectual Property & Science

EBITDA, segment operating profit and the related margins increased due to lower charges, primarily severance, associated with our simplification program initiatives.

—      Excluding 2013 charges, EBITDA margin declined 30bp primarily due to unfavorable revenue mix, reflecting lower transaction revenue compared to the prior-year period.

—      Excluding charges, segment operating profit margin declined 120bp, which was higher than the EBITDA margin decline due to higher depreciation and amortization expense.

—      Foreign exchange benefited EBITDA and segment operating profit margins by 60bp and 40bp, respectively, compared to the prior-year period.

EBITDA	95	75	27%
EBITDA margin	35.3%	27.3%	800bp
Segment operating profit	72	54	33%
Segment operating profit margin	26.8%	19.6%	720bp

Corporate & Other

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Revenues – Reuters News	79	86

Reuters News	2	(9)
Core corporate expenses	(99)	(120)
Total	(97)	(129)

Revenues from our Reuters News business decreased due to unfavorable foreign currency.

Reuters News and core corporate expenses included $11 million and $17 million, respectively, of 2013 charges associated with our simplification initiatives.

Other Businesses

The results of “Other Businesses” are summarized below:

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Revenues	-	13
Operating (loss) profit	(4)	3

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Operating profit	1,339	213	529%
Adjustments to remove:
Amortization of other identifiable intangible assets	159	159
Fair value adjustments	(38)	7
Other operating gains, net	(965)	(74)
Operating loss (profit) from Other Businesses	4	(3)
Underlying operating profit	499	302	65%
Remove: depreciation and amortization of computer software (excluding Other Businesses)	295	308
Adjusted EBITDA(1)	794	610	30%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	264	253
Adjusted EBITDA less capital expenditures(1)	530	357	48%
Underlying operating profit margin	15.5%	9.2%	630bp
Adjusted EBITDA margin	24.7%	18.7%	600bp
Adjusted EBITDA less capital expenditures margin	16.5%	10.9%	560bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit increased in the fourth-quarter of 2014 primarily due to the $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. This transaction was part of our plan to reduce the number of subsidiaries in our legal organizational structure, which is one of our simplification program initiatives. The operating profit increase also reflected lower charges, primarily severance, associated with our simplification program initiatives.

Adjusted EBITDA, underlying operating profit and the related margins increased due to lower charges, primarily severance, associated with our simplification program initiatives. The increase in underlying operating profit further reflected lower depreciation and amortization. Foreign currency decreased adjusted EBITDA and underlying operating profit margins by 20bp and 30bp, respectively.

Adjusted EBITDA less capital expenditures and the related margin increased primarily due to higher adjusted EBITDA offset by slightly higher capital expenditures.

In the fourth quarter of 2014, we continued to incur charges for simplification program initiatives and we continued to reduce our costs as a result of earlier initiatives. We believe that our adjusted EBITDA and underlying operating profit margins excluding these charges provide a better measurement of our performance.

—	Excluding charges of $77 million and $260 million from 2014 and 2013, respectively, our adjusted EBITDA margin increased 50bp, as benefits from our simplification program initiatives more than offset the impact of lower revenues from existing businesses in our Financial & Risk segment and investments in our Legal and Tax & Accounting segments.
—	Excluding charges of $77 million and $275 million from 2014 and 2013, respectively, underlying operating profit margin increased 20bp due to the same factors that impacted adjusted EBITDA margin.

Operating expenses

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Operating expenses	2,383	2,672	(11%)
Adjustments to remove:
Fair value adjustments(1)	38	(7)
Other Businesses	(4)	(10)
Operating expenses, excluding fair value adjustments and Other Businesses	2,417	2,655	(9%)
(1)	Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, decreased primarily due to lower charges from our simplification program initiatives, lower expenses due to a reduction in our cost structure associated with these initiatives, and a favorable impact of foreign exchange. These declines were partly offset by higher expenses associated with newly acquired businesses and investments in our Legal and Tax & Accounting segments. The charges associated with our simplification program initiatives were $77 million and $260 million in 2014 and 2013, respectively.

Depreciation and amortization

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Depreciation	103	106	(3%)
Amortization of computer software	192	202	(5%)
Subtotal	295	308	(4%)
Amortization of other identifiable intangible assets	159	159	-

—	Depreciation and amortization of computer software on a combined basis decreased, due to the completion of depreciation of fixed assets and the amortization of software assets acquired in previous years, which more than offset increases resulting from 2014 capital investments.
—	Amortization of other identifiable intangible assets was unchanged as increases due to amortization from newly-acquired assets were offset by decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Other operating gains, net	965	74

In the fourth quarter of 2014, other operating gains, net, were primarily comprised of the $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. This transaction was part of our plan to reduce the number of subsidiaries in our legal organizational structure, which is one of our simplification program initiatives. Additionally, we recorded a $36 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge.

In the fourth quarter of 2013, other operating gains, net, were primarily comprised of gains from the sale of our 50% joint venture interest in Omgeo, and a gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge.

Additional information about the Woodbridge transactions and the sale of our joint venture interest in Omgeo is provided in the “Related Party Transactions” section of this management’s discussion and analysis.

Net interest expense

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	CHANGE
Net interest expense	113	112	1%

Net interest expense increased slightly due to higher interest costs on our debt obligations and interest on certain tax liabilities, which more than offset lower interest costs on our net pension obligations. The increase in interest expense on our debt obligations reflected the refinancing activities discussed further within the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis.

Other finance costs

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Other finance costs	60	19

Other financing costs included losses of $47 million and $35 million in 2014 and 2013, respectively, for the early redemption of debt securities. The 2014 losses included $35 million (2013 – $35 million) in debt premiums and $12 million (2013 – nil) related to the termination of the associated hedging instruments. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities. Both periods also included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to foreign exchange contracts.

Share of post-tax losses in equity method investments

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Share of post-tax losses in equity method investments	-	(4)

The fourth quarter of 2013 included an impairment of $5 million with respect to one equity method investee due to weaker than expected performance.

Tax expense

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Tax expense	(9)	(425)

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year. Tax expense for the fourth quarter of 2014 and 2013 included the following:

(EXPENSE) BENEFIT	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Tax items impacting comparability:
Consolidation of technology and content assets(1)	-	(425)
Uncertain tax positions(2)	12	11
Corporate tax rates(3)	7	10
Other deferred tax adjustments (4)	(19)	(2)
Subtotal	-	(406)
Tax related to:
Sale of businesses(5)	-	(29)
Operating profit of Other Businesses	-	(1)
Fair value adjustments	(6)	4
Other items	4	2
Subtotal	(2)	(24)
Total	(2)	(430)
(1)	Relates to the consolidation of the ownership and management of our technology and content assets.
(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.
(3)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.
(4)	Relates to changes in the recognition of deferred tax assets in various jurisdictions due to acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.
(5)	Primarily relates to the sale of our 50% joint venture interest in Omgeo.

The computation of our adjusted tax expense is set forth below:

(EXPENSE) BENEFIT	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Tax expense	(9)	(425)
Remove: Items from above impacting comparability	2	430
Other adjustments:
Interim period effective tax rate normalization	-	(3)
Tax charge amortization(1)	(21)	(13)
Total tax expense on adjusted earnings	(28)	(11)
(1)	Relates to tax charges associated with the consolidation of the ownership and management of our technology and content assets which are amortized on a straight-line basis over seven years from the date of the transaction.

Net (loss) earnings and per share amounts

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013
Net earnings (loss)	1,157	(343)
Diluted earnings (loss) per share	$1.43	($0.43)

Net earnings and the related per share amount increased in 2014 principally due to higher operating profit and lower income tax expense.

Adjusted earnings and adjusted earnings per share

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013	CHANGE
Earnings (loss) attributable to common shareholders	1,147	(351)	n/m
Adjustments to remove:
Operating loss (profit) from Other Businesses	4	(3)
Fair value adjustments	(38)	7
Other operating gains, net	(965)	(74)
Other finance costs	60	19
Share of post-tax losses in equity method investments	-	4
Tax on above items(1)	2	24
Tax items impacting comparability(1)	-	406
Amortization of other identifiable intangible assets	159	159
Discontinued operations	-	(4)
Interim period effective tax rate normalization(1)	-	(3)
Tax charge amortization(1)	(21)	(13)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	347	170	104%
Adjusted earnings per share (adjusted EPS)	$0.43	$0.21	105%
Diluted weighted-average common shares (millions)(2)	803.2	828.6
(1)	See the “Tax expense” section above for additional information.
(2)	See Appendix B for reconciliation of diluted weighted average common shares for the three months ended December 31, 2013.

Adjusted earnings and the related per share amounts increased primarily due to higher underlying operating profit. Additionally, adjusted earnings per share were impacted by lower diluted weighted-average common shares primarily due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information). Foreign currency negatively impacted adjusted earnings per share by $0.02 compared to the prior-year period.

Cash flow

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	Change	Commentary
Net cash provided by operating activities	792	407	385	Increase reflected a 2013 pension contribution of $500 million. Excluding the pension contribution, net cash provided by operating activities declined $115 million due to higher severance payments associated with our simplification program initiatives, and unfavorable movements in working capital.
Net cash used in investing activities	(223)	(282)	59	Decrease reflected lower acquisition spending, partly offset by 2013 net proceeds from sale of Omgeo.
Net cash (used in) provided by financing activities	(1,209)	590	(1,799)	Change primarily reflected lower net proceeds from debt issuances. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis.
Decrease (increase) in cash and bank overdrafts	(640)	715	(1,355)
Translation adjustments	(8)	(1)	(7)
Cash and bank overdrafts at beginning of period	1,663	598	1,065
Cash and bank overdrafts at end of period	1,015	1,312	(297)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	1,018	1,316	(298)
Bank overdrafts	(3)	(4)	1

LIQUIDITY AND CAPITAL RESOURCES

Our capital strategy is aligned with our business strategy to drive revenue growth from existing businesses, achieve savings from our simplification program initiatives, and to reinvest in our growth businesses.

Our disciplined capital management strategy remains focused on:

—	Growing free cash flow and balancing cash generated between reinvestment in the business and returns to shareholders; and
—	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

In 2014, the highlights of our capital strategy execution were as follows:

—	We repaid $1.1 billion of debt that was scheduled to mature in December 2014 and March 2016. We issued $1.5 billion of new debt, maintaining the average maturity of our debt portfolio at approximately nine years and reducing our average interest rate below 5%. At December 31, 2014, our leverage ratio of net debt to EBITDA(1) was 2.2:1, which was below our 2.5:1 target.
—	We completed an initial $1.0 billion share buyback program and then began buying back shares under an additional $1.0 billion repurchase program which we expect to complete in 2015. In 2014, we returned $2.1 billion to shareholders in the form of dividends and share buybacks.
—	Our acquisition activity was modest compared to prior years. In 2014, acquisition spending was $167 million compared to $1.2 billion in 2013. We plan to continue pursuing tactical acquisitions, but on a selective basis. Our acquisition activity is expected to be concentrated in our highest growth areas, as well as on assets that we believe can be integrated quickly and easily.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected 2015 cash requirements in the normal course of business.

(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

We believe that our free cash flow performance over the past few years demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth, as well as plans to reduce spending to acquire new businesses, will continue to result in strong free cash flow generation.

Cash Flow

Summary of Consolidated Statement of Cash Flow

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	$ Change
Net cash provided by operating activities	2,366	2,103	263
Net cash used in investing activities	(1,071)	(1,622)	551
Net cash used in financing activities	(1,570)	(432)	(1,138)
(Decrease) increase in cash and bank overdrafts	(275)	49	(324)
Translation adjustments	(22)	(13)	(9)
Cash and bank overdrafts at beginning of period	1,312	1,276	36
Cash and bank overdrafts at end of period	1,015	1,312	(297)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	1,018	1,316	(298)
Bank overdrafts	(3)	(4)	1

Operating activities. Net cash provided by operating activities increased due to a $500 million contribution in 2013 to pre-fund our U.S. and U.K pension plans. Excluding the 2013 pension contribution, net cash provided by operating activities declined by $237 million due to higher severance payments associated with our simplification program initiatives, the loss of operating cash flows from Other Businesses, and unfavorable working capital movements.

Investing activities. The decrease in net cash used in investing activities was primarily due to significantly lower acquisition spending and lower capital expenditures, which were partly offset by 2013 proceeds from disposals of businesses. The decrease in capital expenditures was primarily due to 2013 payments related to a large multi-year software contract.

—	Acquisitions. In 2014, we spent $167 million on acquisitions, which included Dominio Sistemas, a Brazilian provider of accounting and software solutions primarily to accounting firms within our Tax & Accounting segment. In 2013, we spent $1.2 billion on acquisitions, which included Practical Law, a provider of practical legal know-how, current awareness and workflow solutions within the Legal segment, T.Global, a Brazilian provider of global trade management software and solutions within our Tax & Accounting segment, and BondDesk, a provider of trading and wealth management solutions within our Financial & Risk segment.
—	Divestitures. In 2014, we received $14 million of net proceeds from divestitures. In 2013, we received $550 million of net proceeds principally from the sales of Financial & Risk’s Corporate Services business and our 50% interest in the Omgeo joint venture.
—	Capital expenditures. We spent $968 million on capital expenditures in 2014, slightly lower than 2013. In both years, we spent more than half of our capital expenditures on product development and the remainder on infrastructure. Product development initiatives included development of new products as well as extensions, upgrades and expansions of existing product offerings and platforms, such as Thomson Reuters Eikon, Thomson Reuters Elektron and our new TRFXT foreign exchange product. Our investments in infrastructure were primarily technology related and are essential to providing information solutions to our customers. Our technology expenditures also included spending on computer hardware for data center infrastructure and management information systems software.

Financing activities. In both periods, cash used in financing activities primarily included dividends paid to shareholders and repurchases of shares. We returned $2.1 billion and $1.4 billion to our shareholders through dividends and share purchases in 2014 and 2013, respectively. These outflows were partly offset by inflows from net increases in our debt obligations. In 2014, net proceeds from debt issuances were $1.5 billion, and debt principal repayments were $1.1 billion. In 2013, net proceeds from debt issuances were $2.8 billion, and debt principal repayments were $1.8 billion. Additional information about our debt, dividends and share repurchases is as follows:

—	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding to balance the timing of dividend payments, debt repayments, share repurchases, and completed acquisitions. We had no short-term notes outstanding at December 31, 2014. Issuances of commercial paper reached a peak of $0.2 billion in 2014.
—	Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility in 2014. In 2013, we borrowed and repaid $440 million under the credit facility. The amount borrowed and repaid is included in “Proceeds from debt” and “Repayments of debt”, respectively, within the consolidated statement of cash flow.

We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2014.

—	Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2016. As of December 31, 2014, we have issued $1.5 billion principal amount of debt securities under the prospectus.

—	Long-term debt. The following table provides information regarding notes that we issued and repaid in 2014 and 2013:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued

September 2014	1.65% Notes due 2017	US$550
September 2014	3.85% Notes due 2024	US$450
November 2014	3.309% Notes due 2021	C$550(1)
May 2013	0.875% Notes due 2016	US$500
May 2013	4.50% Notes due 2043	US$350
November 2013	1.30% Notes due 2017	US$550
November 2013	4.30% Notes due 2023	US$600
November 2013	5.65% Notes due 2043	US$350
November 2013	3.369% Notes due 2019	C$500(2)
Notes repaid
December 2014	5.20% Notes due 2014	C$600
December 2014	6.00% Notes due 2016	C$750
July 2013	5.95% Notes due 2013	US$750
August 2013	5.25% Notes due 2013	US$250
December 2013	5.70% Notes due 2014	US$800

(1)	Converted to US$483 million principal amount at an interest rate of 3.28% after cross currency swap agreements that were designated as cash flow hedges.

(2)	Converted to US$478 million principal amount at an interest rate of 2.85% after cross currency swap agreements that were designated as cash flow hedges.

In 2014 and 2013, proceeds from debt issuances were used for general corporate purposes, including funding early redemptions of notes, the repayment of notes upon maturity and share repurchases. In 2013, proceeds from debt were also used to fund pension contributions.

—	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

—	Dividends. Dividends paid on our common shares during the last two years were as follows:

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Dividends declared	1,066	1,077
Dividends reinvested	(33)	(39)
Dividends paid	1,033	1,038

In 2014 and 2013, we paid an annualized dividend per common share of $1.32 and $1.30, respectively. Our annualized dividend rate for 2015 has been increased to $1.34 per common share. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

—	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In October 2013, we announced plans to repurchase up to $1.0 billion of our shares by the end of 2014. We completed these repurchases in the third quarter of 2014. In July 2014, we announced a new plan to repurchase up to an additional $1.0 billion of our common shares by the end of 2015. Between October 2013 and December 31, 2014, we repurchased 36.2 million common shares for $1.3 billion.

We currently repurchase shares under a normal course issuer bid (NCIB), which we renewed in May 2014 for an additional 12 months. Under the NCIB, we may repurchase up to 30 million common shares between May 28, 2014 and May 27, 2015 in open market transactions on the TSX or the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

In 2014, we repurchased 28.6 million common shares for a cost of $1.0 billion, of which $11 million was payable to the broker at December 31, 2014. The average price per share that we repurchased in 2014 was $36.21. In 2013, we repurchased 10.9 million common shares for a cost of $400 million at an average price per share of $36.79.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such plans with our broker on December 31, 2014 and on December 31, 2013. As a result, we recorded a liability of $115 million in “Other financial liabilities” within current liabilities at December 31, 2014 ($100 million at December 31, 2013) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods. The liability recorded on December 31, 2013 was settled in the first quarter of 2014.

Free cash flow and free cash flow from ongoing businesses

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Net cash provided by operating activities	2,366	2,103
Capital expenditures, less proceeds from disposals	(968)	(1,004)
Other investing activities	50	67
Dividends paid on preference shares	(3)	(3)
Free cash flow	1,445	1,163
Remove: Other Businesses	2	(65)
Free cash flow from ongoing businesses	1,447	1,098

Free cash flow from ongoing businesses increased primarily due to our $500 million pension contribution in 2013. Excluding the 2013 pension contribution, free cash flow from ongoing businesses decreased due to higher payments, primarily severance, associated with our simplification program initiatives and unfavorable working capital movements, partly offset by lower capital expenditures.

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC has been one of the metrics used to measure performance under our long-term management incentive program. Despite the difficult economic cycle, we continue to invest in our business to enhance existing products and to bring new solutions to our customers. We also strengthened our business through foundational acquisitions meant to broaden the range of offerings to customers, enter higher growth market segments adjacent to existing segments of our business and expand our global presence. We expect to increasingly leverage our assets further through the evolution of our business strategy to drive revenue and margin growth from existing businesses.

In 2014, our ROIC increased to 5.8% from 5.3% in 2013 due to higher post-tax adjusted operating profit and a slight decrease in average invested capital. Refer to Appendix C for our calculation of ROIC.

Financial Position

Our total assets were $30.6 billion at December 31, 2014, a decrease of $1.8 billion compared to December 31, 2013. The decrease was primarily due to depreciation of fixed assets, amortization of computer software and other identifiable intangible assets, as well as changes in foreign currency, which were partially offset by capital expenditures. See “Cash Flow” above for additional information.

As at December 31, 2014, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at December 31, 2014 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net Debt(1)

	DECEMBER 31,
(millions of U.S. dollars)	2014	2013
Current indebtedness	534	596
Long-term indebtedness	7,576	7,470
Total debt	8,110	8,066
Swaps	207	(86)
Total debt after swaps	8,317	7,980
Remove fair value adjustments for hedges (2)	6	(27)
Total debt after currency hedging arrangements	8,323	7,953
Remove transaction costs and discounts included in the carrying value of debt	78	78
Less: cash and cash equivalents(3)	(1,018)	(1,316)
Net debt	7,383	6,715

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Both periods include $105 million of cash and cash equivalents held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled debt maturity occurs in July 2015. At December 31, 2014, the average maturity of our long-term debt was approximately nine years at an average interest rate (after swaps) of less than 5%.

The following table illustrates our expected debt maturities.

($ MILLIONS) SCHEDULE OF DEBT MATURITIES (AFTER SWAPS)(1) AT DECEMBER 31, 2014

(1)	Excludes $12 million of bank and other borrowings primarily used for short-term cash management.

Financial Risk Management

Our operations are diverse and global in nature. Accordingly, we are exposed to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse effects from these risks on our financial performance. Financial risk management is carried out by our centralized corporate treasury group under strict guidelines and process controls. Our corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, our corporate treasury group designs a risk management approach in close cooperation with each of our operating segments. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 18 of our 2014 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Our global operations expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar. As our operations outside the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the consolidated income statement with no offsetting impact. These impacts are eliminated from our adjusted earnings measures. However, the related cash settlements are included in cash from operating activities within our consolidated statement of cash flow, and therefore they are included in our free cash flow measure. The fair value of outstanding contracts at December 31, 2014 was a net asset of $41 million, which we reported within “Other financial assets”-current and “Other financial liabilities”-current in our consolidated statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 18 of our 2014 annual consolidated financial statements for additional information.

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Approximately 60% of our cash and cash equivalents at December 31, 2014 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. We expect to continue to have access to such funds in a tax efficient manner.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

The following charts outline the currency profile of our revenues and expenses for 2014:

REVENUES(1)	EXPENSES(1)

(1)	Revenues from ongoing businesses. Expenses associated with underlying operating profit. Based on average rates of U.S. dollar / British pound sterling = 1.648 and U.S. dollar / Euro = 1.329.

While our currency profile is well balanced overall, our Euro revenues exceed our Euro expenses by approximately $800 million annually. Directionally, a 1% movement in the Euro/U.S. dollar exchange rate would impact our underlying operating profit by approximately $8 million and impact our adjusted earnings per share by $0.01. The following table presents the impact that a 1% weakening in our key foreign exchange rates would have on our revenues and operating profit:

1% DETERIORATION IN FOREIGN CURRENCY VS. U.S. DOLLAR (FULL YEAR IMPACT - (DECREASE) INCREASE)
(millions of U.S. dollars)	Euro	British pound	Japanese yen	Canadian dollar
Revenues from ongoing businesses	(14)	(13)	(4)	(3)
Underlying operating profit	(8)	2	(2)	(1)

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our long-term debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2015	2016	2017	2018	2019	THEREAFTER	TOTAL
Long-term debt(1)	514	500	1,100	1,000	927	4,110	8,151
Interest payable(1)	328	308	298	263	213	2,039	3,449
Debt-related hedges outflows(2)	672	58	58	58	528	1,266	2,640
Debt-related hedges inflows(2)	(589)	(58)	(58)	(58)	(476)	(1,160)	(2,399)
Operating lease payments	275	227	184	153	139	343	1,321
Unconditional purchase obligations	688	336	239	189	114	26	1,592
Defined benefit obligations(3)	100	-	-	-	-	-	100
Total	1,988	1,371	1,821	1,605	1,445	6,624	14,854

(1)	Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)	Future cash flows have been calculated using forward foreign exchange rates.

(3)	Represents expected contributions to fund our material defined benefit obligations consisting of funded pension plans and expected claims under unfunded pension plans and retiree medical plans. These amounts do not include voluntary contributions we may elect to make from time to time to our funded plans. We cannot reasonably estimate contributions beyond 2015 because they depend on future economic conditions and plan performance, and may be affected by future government legislation.

We provide further information about our obligations below:

—	Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations as per each agreement. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our consolidated statement of financial position.
—	Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.
—	Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.
—	Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2014, the fair value of plan assets for our material funded pension plans was 93% of the plan obligations. In 2014, we contributed $96 million to our material defined benefit plans. In 2013, we contributed $604 million to our material defined benefit plans, including $500 million to pre-fund certain U.S. ($460 million) and U.K. ($40 million) pension obligations. The contribution to the U.S. pension plan represented the first large contribution into the plan in 10 years. In 2015, we expect to contribute approximately $100 million to our material defined benefit plans, including $70 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and retiree medical plans.

From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in our company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2014.

—	Acquisition and disposition contingencies – We have obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase. In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to tax matters.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table summarizes our 2015 outlook. Our outlook assumes constant currency rates relative to 2014 with no further acquisitions or divestitures.

NON-IFRS FINANCIAL MEASURES(1)	2014 ACTUAL	2015 OUTLOOK
Revenues from ongoing businesses	$12.6 billion	Positive organic growth(2)
Adjusted EBITDA margin	26.3%	27.5% – 28.5%
Underlying operating profit margin	17.0%	18.5% – 19.5%
Free cash flow	$1,445 million	$1,550 million – $1,750 million
(1)	Refer to Appendix A for additional information on non-IFRS financial measures.
(2)	Revenues from existing businesses.

In light of recent increased volatility in the foreign exchange markets, currency is likely to have a higher than usual impact on our results in 2015. Consistent with prior years, our guidance is provided before currency. The following table sets forth our current 2015 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

REVENUE GROWTH FROM EXISTING BUSINESSES (ORGANIC) EXPECTED TO BE POSITIVE
Material assumptions	Material risks

—    Gross domestic product (GDP) growth in most of the countries where we operate

—    Continued increase in the number of professionals around the world and their demand for high quality information and services

—    The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

—    Positive net sales performance in our Financial & Risk segment

—    Lower price realization from the migration of legacy Financial & Risk customers to its unified technology platform

—    A continued decline in our U.S. print revenues

—    Uneven economic growth, recession or volatile currency movements across the markets we serve may result in reduced spending levels by our customers

—    Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

—    Implementation of regulatory reform around the world, including financial services laws, may limit business opportunities for our customers, lowering their demand for our products and services

—    Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

—    Competitive pricing actions could impact our revenues

—    Lower price realization from the migration of legacy Financial & Risk customers to its unified technology platform could be more severe or last longer than expected

—    Global market conditions could depress transaction volumes in our Financial & Risk business

ADJUSTED EBITDA MARGIN EXPECTED TO BE BETWEEN 27.5% AND 28.5%
Material assumptions	Material risks

—    Revenue growth from existing businesses (organic) expected to be positive

—    Business mix continues to shift to higher-growth, but lower margin offerings

—    Execution of continued efficiency initiatives

—    Migration of key products and platforms in Financial & Risk

—    Refer to the risks above related to the revenue outlook

—    Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses could be higher than expected

—    The costs of required investments exceed expectations or actual returns are below expectations

—    Acquisition and disposal activity may dilute margins

—    Customer migrations to upgraded platforms are delayed or do not provide the expected savings

—    Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

—    Investments in growth markets could be higher than expected

UNDERLYING OPERATING PROFIT MARGIN EXPECTED TO BE BETWEEN 18.5% AND 19.5%
Material assumptions	Material risks

—    Adjusted EBITDA margin expected to be between 27.5% and 28.5%

—     Depreciation and software amortization expense expected to be approximately 9% of revenues

—     Capital expenditures expected to be approximately 8% of revenues

—    Refer to the risks above related to adjusted EBITDA margin outlook

—     Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

—     Obsolescence of technology may require accelerated amortization or impairment of certain assets

FREE CASH FLOW IS EXPECTED TO BE BETWEEN $1,550 MILLION AND $1,750 MILLION
Material assumptions	Material risks

—    Revenues growth from existing businesses (organic) expected to be positive

—    Adjusted EBITDA margin expected to be between 27.5% and 28.5%

—    Capital expenditures expected to be approximately 8% of revenues

—    Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

—    A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

—    Capital expenditures may be higher than currently expected resulting in higher cash outflows

—    The timing and amount of tax payments to governments may differ from our expectations

Additionally, in 2015, we expect interest expense to be between $435 million and $465 million. We expect our 2015 effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 14.5% and 16.5%, assuming no material changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of March 4, 2015, Woodbridge beneficially owned approximately 57% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In December 2014, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $36 million. In December 2013, we completed a similar transaction for $29 million. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $36 million and $29 million in 2014 and 2013, respectively, within “Other operating gains, net” within the consolidated income statement. For each of these transactions, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized each independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for C$9 million from The Globe and Mail (The Globe), which is majority owned by Woodbridge. We paid C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe, valued at C$250,000 per year, over a four year term that expires in May 2016. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe are offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2014, the total amount charged to Woodbridge for these services was $117,000 (2013 – $105,000).

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2014 were $81,000 (2013 – $44,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2014 and 2013, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We were entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims were made before April 17, 2014. As there were no claims against the indemnity by current or former directors and officers, we did not seek indemnification from Woodbridge under this agreement.

Transactions with Associates and Joint Ventures

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2014, our costs under this lease arrangement for rent, taxes and other expenses were $39 million (2013 – $38 million). At December 31, 2014 and 2013, the amounts payable to 3XSQ Associates were negligible.

Prior to the fourth quarter of 2013, we and The Depository Trust & Clearing Corporation (DTCC) each had a 50% interest in Omgeo, a provider of trade management services. In the fourth quarter of 2013, we sold our 50% interest in Omgeo to DTCC. Prior to the sale, Omgeo paid us for use of a facility and technology and other services which were valued at $7 million in 2013.

SUBSEQUENT EVENTS

2015 Dividends

In February 2015, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.34 per common share. A quarterly dividend of $0.335 per share will be paid on March 16, 2015 to shareholders of record as of February 23, 2015.

Share Repurchases

From January 1, 2015 through March 4, 2015, we repurchased 4.9 million of our common shares for $193 million at an average price per share of $39.41.

CHANGES IN ACCOUNTING POLICIES

The following pronouncements and related amendments were adopted on January 1, 2014 and did not have a material impact on our consolidated financial statements as of December 31, 2014 and 2013 or for the years then ended.

IAS 32	Financial Instruments: Presentation	IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement.
IAS 36	Impairment of Assets	IAS 36 has been amended to require disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs of disposal, the valuation techniques and key assumptions must also be disclosed.
IAS 39	Financial Instruments: Recognition and Measurement	IAS 39 has been amended to allow hedge accounting to continue when, as a result of laws or regulations, the counterparty to a derivative designated as a hedging instrument is replaced by a central clearing counterparty.
International Financial Reporting Interpretations Committee (IFRIC) 21	Levies	IFRIC 21 addresses the recognition requirements for a liability to pay a levy imposed by a government, other than an income tax. The interpretation requires the recognition of a liability when the event, identified by the legislation, triggering the obligation to pay the levy occurs.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2015. Many of these updates are not applicable or consequential to us and have been excluded from the discussion below.

Pronouncements and related amendments effective for annual accounting periods beginning January 1, 2015 or later:

IAS 19	Employee Benefits	IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern. The amendment is effective January 1, 2015 and is not anticipated to have a material impact on our consolidated financial statements.
IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 is effective on January 1, 2017, and shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. We are assessing the impact of the new standard on our consolidated financial statements.

IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 is effective on January 1, 2018 and shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. We are assessing the impact of the new standard on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix D of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. A multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes is in progress. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We are also in the process of automating manual processes and updating workflows associated with intercompany revenue and cost allocation. In 2014, we outsourced the support for selected financial applications and general accounting processes as part of our simplification program. Therefore, the internal control activities associated with the outsourced functions are being performed by the third-party providers. However, our management remains responsible for the end-to-end control environment. We continue to modify the design and documentation of the related internal control processes and procedures as the implementations of these initiatives progresses.

Except as described above, there was no change in our internal control over financial reporting during 2014 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2014 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Share Capital

As of March 4, 2015, we had outstanding 791,777,694 common shares, 6,000,000 Series II preference shares, 11,426,849 stock options and a total of 8,989,687 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2014 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about 2015 expectations in the “Overview” and “Outlook” sections and our discussion of outlook in the “Results of Operations” section, future share repurchases, reduced acquisition spend and 2015 opportunities and challenges for our business segments (notably, Financial & Risk’s net sales, EBITDA margin, product and platform migrations, and pricing and Legal’s Solutions businesses). The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2015. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Revenues from ongoing businesses
Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)

Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.

Revenues
Underlying operating profit and underlying operating profit margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings (loss) from continuing operations
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings (loss) from continuing operations

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Adjusted earnings and adjusted earnings per share

Earnings (loss) attributable to common shareholders and per share:

—    excluding the pre-tax impacts of amortization of other identifiable intangible assets; and

—    the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

—    We also deduct dividends declared on preference shares; and

amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.

This measure is calculated using diluted weighted-average shares.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.

Earnings (loss) attributable to common shareholders and earnings (loss) per share attributable to common shareholders

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow
Net cash provided by operating activities, and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses
Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.	Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.	Net cash provided by operating activities
Return on invested capital (ROIC)
Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix C for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

Reconciliation of Earnings (Loss) From Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Earnings (loss) from continuing operations	1,157	(347)	n/m	1,959	175	n/m
Adjustments to remove:
Tax expense	9	425		62	848
Other finance costs	60	19		85	53
Net interest expense	113	112		442	460
Amortization of other identifiable intangible assets	159	159		647	641
Amortization of computer software	192	202		778	773
Depreciation	103	106		397	416

EBITDA	1,793	676		4,370	3,366

Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	-	4		(3)	(20)
Other operating gains, net	(965)	(74)		(969)	(198)
Fair value adjustments	(38)	7		(91)	(14)
EBITDA from Other Businesses(1)	4	(3)		6	(64)

Adjusted EBITDA	794	610	30%	3,313	3,070	8%

Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses(1))	264	253		968	1,003

Adjusted EBITDA less capital expenditures	530	357	48%	2,345	2,067	13%

Adjusted EBITDA margin	24.7%	18.7%	600bp	26.3%	24.5%	180bp

Adjusted EBITDA less capital expenditures margin	16.5%	10.9%	560bp	18.6%	16.5%	210bp

Reconciliation of Underlying Operating Profit to Adjusted EBITDA by Segment

	THREE MONTHS ENDED DECEMBER 31, 2014			THREE MONTHS ENDED DECEMBER 31, 2013
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	193	165	358	81	163	244
Legal	228	71	299	199	73	272
Tax & Accounting	103	29	132	97	30	127
Intellectual Property & Science	72	23	95	54	21	75
Corporate & Other (includes Reuters News)	(97)	7	(90)	(129)	21	(108)
Total	499	295	794	302	308	610

**	Excludes Other Businesses(1)

Reconciliation of Underlying Operating Profit to Adjusted EBITDA by Segment (continued)

	YEAR ENDED DECEMBER 31, 2014			YEAR ENDED DECEMBER 31, 2013
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	951	640	1,591	816	641	1,457
Legal	958	280	1,238	903	291	1,194
Tax & Accounting	295	122	417	257	121	378
Intellectual Property & Science	239	89	328	225	79	304
Corporate & Other (includes Reuters News)	(305)	44	(261)	(320)	57	(263)

Total	2,138	1,175	3,313	1,881	1,189	3,070

**	Excludes Other Businesses(1)

(1)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses were as follows:

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2014	2013	2014	2013
Revenues	-	13	2	159

Operating (loss) profit	(4)	3	(6)	64
Depreciation and amortization of computer software	-	-	-	-

EBITDA	(4)	3	(6)	64

Capital expenditures, less proceeds from disposals	-	-	-	1

Reconciliation of Weighted-Average Diluted Shares used in Adjusted EPS

Because we reported a net loss from continuing operations under IFRS for the three months ended December 31, 2013, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted average common shares)	THREE MONTHS ENDED DECEMBER 31, 2013
IFRS: Basic and Diluted	825,270,499
Effect of stock options and other equity incentive awards	3,355,232

Non-IFRS Diluted	828,625,731

Adjusted EBITDA, Underlying Operating Profit (with related margins) and Adjusted Earnings Per Share, Including and Excluding Charges

	YEAR ENDED DECEMBER 31, 2014			YEAR ENDED DECEMBER 31, 2013
(millions of U.S. dollars, except per share amounts and margins)	2014 Actual	Remove Charges	2014 Excluding Charges	2013 Actual	Remove Charges	2013 Excluding Charges
Revenues from ongoing businesses	12,605	-	12,605	12,543	-	12,543
Adjusted EBITDA	3,313	135	3,448	3,070	357	3,427
Adjusted EBITDA margin	26.3%	-	27.4%	24.5%	-	27.3%
Underlying operating profit	2,138	135	2,273	1,881	372	2,253
Underlying operating profit margin	17.0%	-	18.0%	15.0%	-	18.0%
Adjusted earnings per share (EPS)	$1.85	$0.15	$2.00	$1.54	$0.39	$1.93

APPENDIX C

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits.

The following table provides the calculation of our ROIC for 2014 and 2013.

(millions of U.S. dollars)	2014	2013
Calculation of adjusted operating profit after taxes
Operating profit	2,545	1,516
Adjustments to remove:
Amortization of other identifiable intangible assets	647	641
Fair value adjustments	(91)	(14)
Other operating gains, net	(969)	(198)

Adjusted operating profit(1)	2,132	1,945
Net cash taxes paid on operations(2)	(271)	(236)

Post-tax adjusted operating profit	1,861	1,709

Calculation of invested capital
Trade and other receivables	1,810	1,751
Prepaid expenses and other current assets	657	650
Computer hardware and other property, net	1,182	1,291
Computer software, net	1,529	1,622
Other identifiable intangible assets (excludes accumulated amortization)	12,528	12,818
Goodwill(3)	16,566	17,130
Payables, accruals and provisions	(2,443)	(2,624)
Deferred revenue	(1,355)	(1,348)
Present value of operating leases(4)	1,111	1,254

Total invested capital(5)	31,585	32,544

Average invested capital	32,065	32,448
Return on invested capital	5.8%	5.3%

(1)	Adjusted operating profit includes operating profit or losses from Other Businesses.

(2)	Excludes cash taxes paid on the disposal of businesses and investments.

(3)	Goodwill has not been reduced, for the accumulated impairment of $2.8 billion and $3.0 billion in 2014 and 2013, respectively. Goodwill excludes amounts associated with deferred taxes of $2.6 billion and $2.7 billion in 2014 and 2013, respectively, arising from acquisition accounting.

(4)	Present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(5)	Invested capital excludes: financial assets and liabilities, including cash and debt; other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

APPENDIX D

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

—	most critical estimates and assumptions in determining the value of assets and liabilities; and
—	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2014, the combined allowances were $118 million, or 6%, of the gross trade accounts receivable balance of $1.9 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $19 million for the year ended December 31, 2014.

Computer software

Computer software represented $1.5 billion of total assets in the consolidated statement of financial position at December 31, 2014. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $7.1 billion and $16.4 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2014. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a cash generating unit (CGU) is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

The valuation techniques, significant assumptions and sensitivities applied in the 2014 goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency and restructuring initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

CASH-GENERATING UNIT	PERPETUAL GROWTH RATE(1)	DISCOUNT RATE	TAX RATE
Financial & Risk	3.0%	9.3%	28.0%
Legal	2.5%	7.5%	36.5%
Tax & Accounting	3.0%	9.2%	37.8%
Intellectual Property & Science	3.0%	8.4%	37.4%
(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 19% (approximately $3.0 billion) for Financial & Risk and over 100% for each of the other three CGUs.

For all four CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount. For Financial & Risk, the fair value computed under the market approach continues to contribute a significant portion of the excess fair value. A combination of reasonably possible events, such as the EBITDA multiples of benchmark companies decreasing by 20% and a moderate rise of 100 basis points in the discount rate, could cause Financial & Risk’s carrying amount to exceed its recoverable amount. Additionally, should we lower the compound annual growth rate for its cash flow projections from the range described below, without a corresponding offset to other key assumptions, the excess fair value would be eliminated (see “Discussion of Cash Flow Projections” below).

Discussion of Cash Flow Projections

The DCF valuation for the Financial & Risk CGU assumes that cash flow will grow at a compounded annual rate of mid-to-high single digits from 2014 to 2017, reflecting the expected impact of restructuring initiatives and projected revenue growth. In 2014, the operating margins of Financial & Risk improved because of restructuring initiatives. In future periods, their operating margins are expected to continue to improve from further initiatives, resulting in higher cash flows. Specifically, we continue to reduce costs through initiatives to de-layer the organization and decommission legacy platforms and products as customers upgrade to Thomson Reuters Eikon and Thomson Reuters Elektron. The business expects a gradual return to positive revenue growth over the next three years, also resulting in higher cash flows. After the specific three year projection period, we project perpetual cash flow growth of 3% based on the assumption that the Financial & Risk business will continue to expand globally, increase prices generally in line with global inflation, and expand operating margins.

The actual 2014 cash flow performance for the Financial & Risk CGU achieved the 2014 projection included within the 2013 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate. Similarly, in 2013, the actual 2013 cash flow performance for the Financial & Risk CGU achieved the 2013 projection included within the 2012 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate.

The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, Financial & Risk could experience delays implementing its efficiency initiatives or such initiatives could produce less benefit or cost more than originally expected. As Financial & Risk retires platforms and certain products, while at the same time migrating customers to new products, there is likely to be some short term loss of revenue, which could be more severe or could extend for a longer period than we expect. Our cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws. In the future, changes in these measures could cause the recoverable amount of assets for the Financial & Risk CGU to be less than their carrying value.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP), Reuters Pension Fund (RPF), Supplementary Pension Scheme (SPS) and The Thomson Corporation PLC Pension Scheme (TTC) combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $275 million as of December 31, 2014.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP, RPF, SPS, and TTC combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $100 million and $25 million, respectively, as of December 31, 2014.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2014, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2014.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2014 are based on the following:

—	TRGP: RP-2014 with MP-2014 Generational Table; and
—	RPF/SPS/TTC: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP, RPF, SPS and TTC combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $150 million as of December 31, 2014.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2014 effective income tax rate on earnings from continuing operations was 3.1%. A 1% increase in the effective income tax rate would have increased 2014 income tax expense and decreased net earnings by approximately $20 million.

Critical judgments in applying accounting policies

Revenue recognition

We assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

APPENDIX E

Selected Annual Information

The following table summarizes selected annual information for 2014, 2013 and 2012.

2013 compared to 2012

The declines in operating profit, net earnings and the associated per share amounts were due primarily to significantly higher prior year gains related to divestitures, which were $829 million in 2012 versus $195 million in 2013. Divestitures in 2012 included the Healthcare business and divestitures in 2013 included the Corporate Services business. Additionally, as part of our simplification initiatives, we recorded $836 million of tax charges in 2013 related to the consolidation of our technology and content assets.

Revenues from ongoing businesses increased despite challenging market conditions in our two largest markets, legal and financial. Before currency, revenues from ongoing businesses grew 2%, driven by 3% growth from acquired businesses, offset by a 1% decline in revenues from existing businesses. The decline in existing businesses related primarily to our Financial & Risk segment, reflecting the lag effect of cumulative negative net sales. The decreases in adjusted EBITDA, underlying operating profit and the related margins reflected charges, primarily severance, associated with our simplification initiatives. We generated $1.2 billion of free cash flow in 2013 despite a $500 million pension contribution.

2014 compared to 2013

The increases in operating profit, net earnings and the associated per share amounts were primarily due to a $931 million gain in 2014 for the release of accumulated foreign currency translation adjustments from shareholders’ equity. The increase in net earnings also reflected $836 million of tax charges in 2013 related to the consolidation of our technology and content assets. Both of these items were related to our simplification program initiatives.

Revenues from ongoing businesses were slightly higher than 2013. Before currency, revenues from ongoing businesses grew 1% due to acquired businesses. Revenues from existing businesses were essentially unchanged as growth in our Legal, Tax & Accounting and Intellectual Property & Sciences businesses offset a decline in Financial & Risk, reflecting the lag effect of cumulative negative net sales from 2013. Net sales for Financial & Risk were positive in 2014 and were also positive in the fourth quarter of 2014, reflecting an improving trend in net sales performance. The increases in adjusted EBITDA, underlying operating profit and the related margins reflected lower charges associated with our simplification initiatives.

Refer to “Results of Operations” section of this management’s discussion and analysis for a full discussion of our performance in 2014 compared to 2013.

	FOR THE YEARS ENDED AND AS AT DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013	2012
IFRS Consolidated Income Statement Data:
Revenues	12,607	12,702	13,132
Operating profit	2,545	1,516	2,570
Earnings from continuing operations	1,959	175	2,040
Net earnings	1,959	185	2,042
Basic earnings per share from continuing operations	$2.36	$0.15	$2.40
Basic earnings per share	$2.36	$0.16	$2.40
Diluted earnings per share from continuing operations	$2.35	$0.15	$2.39
Diluted earnings per share	$2.35	$0.16	$2.39
IFRS Consolidated Statement of Financial Position Data:
Total assets	30,597	32,439	32,537
Total long-term financial liabilities(1)	7,737	7,572	6,260
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.32	$1.30	$1.28
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.53	C$0.53	C$0.53
Non-IFRS Data (unaudited)(2):
Revenues from ongoing businesses	12,605	12,543	12,443
Adjusted EBITDA	3,313	3,070	3,310
Adjusted EBITDA margin	26.3%	24.5%	26.6%
Adjusted EBITDA less capital expenditures	2,345	2,067	2,364
Adjusted EBITDA less capital expenditures margin	18.6%	16.5%	19.0%
Underlying operating profit	2,138	1,881	2,205
Underlying operating profit margin	17.0%	15.0%	17.7%
Adjusted earnings	1,497	1,283	1,567
Adjusted earnings per share	$1.85	$1.54	$1.89
Net debt	7,383	6,715	5,702
Free cash flow	1,445	1,163	1,737
Free cash flow from ongoing businesses	1,447	1,098	1,516

(1)	Comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current on our consolidated statement of financial position.

(2)	Non-IFRS financial measures are defined in Appendix A of this management’s discussion and analysis.

APPENDIX F

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	QUARTER ENDED MARCH 31,		QUARTER ENDED JUNE 30,		QUARTER ENDED SEPTEMBER 30,		QUARTER ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2014	2013	2014	2013	2014	2013	2014	2013
Revenues	3,130	3,175	3,159	3,163	3,107	3,086	3,211	3,278
Operating profit	359	390	381	597	466	316	1,339	213
Earnings (loss) from continuing operations	292	(17)	260	256	250	283	1,157	(347)
Earnings from discontinued operations, net of tax	–	–	–	6	–	–	–	4
Net earnings (loss)	292	(17)	260	262	250	283	1,157	(343)
Earnings (loss) attributable to common shareholders	282	(31)	249	248	231	271	1,147	(351)
Dividends declared on preference shares	(1)	(1)	–	(1)	(1)	–	(1)	(1)
Basic earnings (loss) per share
From continuing operations	$0.34	($0.04)	$0.31	$0.29	$0.29	$0.33	$1.43	($0.43)
From discontinued operations	–	–	–	0.01	–	–	–	–
	$0.34	($0.04)	$0.31	$0.30	$0.29	$0.33	$1.43	($0.43)
Diluted earnings (loss) per share
From continuing operations	$0.34	($0.04)	$0.31	$0.29	$0.28	$0.33	$1.43	($0.43)
From discontinued operations	–	–	–	0.01	–	–	–	–
	$0.34	($0.04)	$0.31	$0.30	$0.28	$0.33	$1.43	($0.43)

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues – Revenues declined in the first and second quarters of 2014 due to the impact of divestitures, primarily our Corporate Services business, which was sold in the second quarter of 2013. Revenue performance over all periods reflected challenges in our Financial & Risk segment, including an overall difficult economic environment. This dynamic was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Acquisitions contributed to revenue growth during the first three quarters, but did not have an impact in the fourth quarter as we increasingly focus on growing revenues from existing businesses. Foreign currency caused the decline in revenues in the fourth quarter of 2014, but did not significantly impact revenue movements in the other periods.

Operating profit – Operating profit increased in the fourth quarter of 2014 compared to the prior-year period primarily due to the $931 million gain from the release of accumulated foreign currency translation adjustments from shareholders’ equity (see “Results of Operations” section of this management’s discussion and analysis), and lower charges associated with our simplification program initiatives. The increase in operating profit in the third quarter of 2014 compared to the prior-year period was primarily due to favorable fair value adjustments. Operating profit decreased in the first and second quarters of 2014 compared to the respective prior-year periods as 2013 included operating profit from Other Businesses, which were sold later in the year, and the current year periods included unfavorable fair value adjustments. The second quarter of 2013 also included a gain on sale of our Corporate Services business.

Net earnings (loss) – Net earnings in the fourth quarter of 2014 compared to a net loss in the fourth quarter of 2013. The increase was due to higher operating profit, and a 2013 income tax charge of $425 million associated with the consolidation of the ownership and management of our technology and content assets, an initiative which is part of our simplification program. Net earnings in the third quarter of 2014 were lower than the third quarter of 2013 as higher operating profit was more than offset by higher financing costs and income tax expense. Net earnings in the second quarter of 2014 were comparable to the prior-year period as lower operating profit was offset by lower tax expense, which reflected a 2013 income tax charge of $161 million associated with the consolidation of the ownership and management of our technology and content assets. The net loss in the first quarter of 2013 was primarily due to $235 million of income tax charges also in connection with our consolidation of technology and content assets.

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith President and Chief Executive Officer March 13, 2015	Stephane Bello Executive Vice President and Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith President and Chief Executive Officer March 13, 2015	Stephane Bello Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Thomson Reuters Corporation:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Thomson Reuters Corporation and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York

March 13, 2015

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	NOTES	2014	2013
Revenues		12,607	12,702
Operating expenses	5	(9,209)	(9,554)
Depreciation		(397)	(416)
Amortization of computer software		(778)	(773)
Amortization of other identifiable intangible assets		(647)	(641)
Other operating gains, net	6	969	198
Operating profit		2,545	1,516
Finance costs, net:
Net interest expense	7	(442)	(460)
Other finance costs	7	(85)	(53)
Income before tax and equity method investments		2,018	1,003
Share of post-tax earnings in equity method investments	8	3	20
Tax expense	9	(62)	(848)
Earnings from continuing operations		1,959	175
Earnings from discontinued operations, net of tax		-	10
Net earnings		1,959	185
Earnings attributable to:
Common shareholders		1,909	137
Non-controlling interests		50	48

Earnings per share:	10
Basic earnings per share:
From continuing operations		$2.36	$0.15
From discontinued operations		-	0.01
Basic earnings per share		$2.36	$0.16
Diluted earnings per share:
From continuing operations		$2.35	$0.15
From discontinued operations		-	0.01
Diluted earnings per share		$2.35	$0.16

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	NOTES	2014	2013
Net earnings		1,959	185
Other comprehensive (loss) income:
Cash flow hedges adjustments to earnings	18	236	160
Foreign currency translation adjustments to earnings	6	(941)	(4)
Items that may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to equity	18	(201)	(121)
Foreign currency translation adjustments to equity		(627)	(112)
		(828)	(233)
Item that will not be reclassified to net earnings:
Net remeasurement (losses) gains on defined benefit pension plans, net of tax(1)	26	(333)	279
Other comprehensive (loss) income		(1,866)	202
Total comprehensive income		93	387

Comprehensive income for the period attributable to:
Common shareholders		43	339
Non-controlling interests		50	48

(1)	The related tax benefit (expense) was $175 million and $(142) million for the years ended December 31, 2014 and 2013, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		DECEMBER 31,
(millions of U.S. dollars)	NOTES	2014	2013
ASSETS
Cash and cash equivalents	11	1,018	1,316
Trade and other receivables	12	1,810	1,751
Other financial assets	18	161	183
Prepaid expenses and other current assets	13	657	650
Current assets		3,646	3,900
Computer hardware and other property, net	14	1,182	1,291
Computer software, net	15	1,529	1,622
Other identifiable intangible assets, net	16	7,124	7,890
Goodwill	17	16,403	16,871
Other financial assets	18	127	192
Other non-current assets	19	536	583
Deferred tax	22	50	90
Total assets		30,597	32,439

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	18	534	596
Payables, accruals and provisions	20	2,443	2,624
Deferred revenue		1,355	1,348
Other financial liabilities	18	265	193
Current liabilities		4,597	4,761
Long-term indebtedness	18	7,576	7,470
Provisions and other non-current liabilities	21	2,171	1,759
Other financial liabilities	18	161	102
Deferred tax	22	1,433	1,917
Total liabilities		15,938	16,009

Equity
Capital	23	10,157	10,347
Retained earnings		7,168	7,303
Accumulated other comprehensive loss		(3,147)	(1,614)
Total shareholders’ equity		14,178	16,036
Non-controlling interests		481	394
Total equity		14,659	16,430
Total liabilities and equity		30,597	32,439

Contingencies (note 29)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 4, 2015.

David Thomson Director	James C. Smith Director

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	NOTES	2014	2013
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		1,959	185
Adjustments for:
Depreciation		397	416
Amortization of computer software		778	773
Amortization of other identifiable intangible assets		647	641
Net gains on disposals of businesses and investments		(9)	(195)
Release of accumulated foreign currency translation adjustments	6	(931)	-
Deferred tax	22	(273)	434
Other	27	230	289
Pension contributions	26	-	(500)
Changes in working capital and other items	27	(432)	60
Net cash provided by operating activities		2,366	2,103
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	28	(167)	(1,241)
Proceeds from disposals of businesses and investments, net of taxes paid		14	550
Capital expenditures, less proceeds from disposals		(968)	(1,004)
Other investing activities		50	67
Investing cash flows from continuing operations		(1,071)	(1,628)
Investing cash flows from discontinued operations		-	6
Net cash used in investing activities		(1,071)	(1,622)
FINANCING ACTIVITIES
Proceeds from debt	18	1,480	3,268
Repayments of debt	18	(1,120)	(2,240)
Repurchases of common shares	23	(1,023)	(400)
Dividends paid on preference shares		(3)	(3)
Dividends paid on common shares	23	(1,033)	(1,038)
Other financing activities	24	129	(19)
Net cash used in financing activities		(1,570)	(432)
(Decrease) increase in cash and bank overdrafts		(275)	49
Translation adjustments		(22)	(13)
Cash and bank overdrafts at beginning of period		1,312	1,276
Cash and bank overdrafts at end of period		1,015	1,312
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	11	1,018	1,316
Bank overdrafts		(3)	(4)
		1,015	1,312
Supplemental cash flow information is provided in note 27.
Interest paid		(389)	(414)
Interest received		3	9
Income taxes (paid) received:
Within operating activities		(271)	(236)
Within investing activities		14	(98)
Total income taxes paid		(257)	(334)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges. Interest received is reflected as either an operating or investing cash flow depending on the nature of the underlying transaction.

Income taxes paid and received are reflected as either an operating or investing cash flow depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2013	10,170	177	10,347	7,303	(17)	(1,597)	(1,614)	394	16,430
Comprehensive income (loss)(1)	-	-	-	1,576	35	(1,568)	(1,533)	50	93
Change in ownership interest of subsidiary(2)	-	-	-	51	-	-	-	85	136
Distributions to non-controlling interests	-	-	-	-	-	-	-	(48)	(48)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,066)	-	-	-	-	(1,066)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	33	-	33	-	-	-	-	-	33
Repurchases of common shares(3)	(356)	-	(356)	(693)	-	-	-	-	(1,049)
Stock compensation plans	129	4	133	-	-	-	-	-	133
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	481	14,659

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498
Comprehensive income (loss)(1)	-	-	-	416	39	(116)	(77)	48	387
Change in ownership interest of subsidiary(2)	-	-	-	(10)	-	-	-	34	24
Distributions to non-controlling interests	-	-	-	-	-	-	-	(41)	(41)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,077)	-	-	-	-	(1,077)
Shares issued under DRIP	39	-	39	-	-	-	-	-	39
Repurchases of common shares(3)	(166)	-	(166)	(334)	-	-	-	-	(500)
Stock compensation plans	96	7	103	-	-	-	-	-	103
Balance, December 31, 2013	10,170	177	10,347	7,303	(17)	(1,597)	(1,614)	394	16,430

(1)	Retained earnings for the year ended December 31, 2014 includes net remeasurement losses on defined benefit pension plans of $333 million, net of tax (2013 – gains of $279 million, net of tax).

(2)	Includes cash contribution of $120 million for the year ended December 31, 2014 (2013 – $24 million) by the non-controlling interests. See note 24.

(3)	Includes stated share capital of $35 million and retained earnings of $80 million for the year ended December 31, 2014 related to the Company’s pre-defined share repurchase plan (2013 – stated share capital of $32 million and retained earnings of $68 million). See note 23.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of business and significant accounting policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

These consolidated financial statements were approved by the Company’s board of directors on March 4, 2015.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Changes in accounting policies

The following pronouncements and related amendments were adopted on January 1, 2014 and did not have a material impact on the consolidated financial statements as of December 31, 2014 and 2013 or for the years then ended.

IAS 32	Financial Instruments: Presentation	IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement.
IAS 36	Impairment of Assets	IAS 36 has been amended to require disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs of disposal, the valuation techniques and key assumptions must also be disclosed.
IAS 39	Financial Instruments: Recognition and Measurement	IAS 39 has been amended to allow hedge accounting to continue when, as a result of laws or regulations, the counterparty to a derivative designated as a hedging instrument is replaced by a central clearing counterparty.
International Financial Reporting Interpretations Committee (“IFRIC”) 21	Levies	IFRIC 21 addresses the recognition requirements for a liability to pay a levy imposed by a government, other than an income tax. The interpretation requires the recognition of a liability when the event, identified by the legislation, triggering the obligation to pay the levy occurs.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

—	acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;
—	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;
—	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;
—	if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;
—	contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and
—	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

—	investments are initially recognized at cost;
—	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;
—	the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and is adjusted against the carrying amount of the investments;
—	when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and
—	gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities, and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

Foreign exchange gains and losses arising from the following are presented in the consolidated income statement within “Finance costs, net”:

—	borrowings and related hedging instruments;
—	cash and cash equivalents; and
—	intercompany loans that are not permanent in nature.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Upon loss of control, significant influence or joint control of the applicable entity, accumulated foreign exchange gains and losses, including those arising from settlement of intercompany loans previously considered permanent in nature, are recycled from accumulated other comprehensive loss to “Other operating gains, net” within the consolidated income statement.

All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses.”

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns, discounts, value-added and other sales taxes, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

—	the amount of revenue can be measured reliably;
—	the stage of completion can be measured reliably;
—	the receipt of economic benefits is probable; and
—	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

—	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
—	the amount of revenue can be measured reliably;
—	the receipt of economic benefits is probable; and
—	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments based on the value of equity instruments of the Company.

For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

—	Voluntary redundancy – recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or
—	Involuntary termination – recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

—	it is technically feasible to complete the software product so that it will be available for use;
—	management intends to complete the software product and use or sell it;
—	there is an ability to use or sell the software product;
—	it can be demonstrated how the software product will generate probable future economic benefits;
—	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
—	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over their expected useful lives, which range from three to five years. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-27 years
Customer relationships	2-30 years
Databases and content	2-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

Impairments are recorded when the recoverable amount of assets is less than their carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. Specifically, for purposes of impairment testing:

—	the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and
—	goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

—	represent a separate major line of business or geographical area of operations;
—	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
—	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are recognized initially at fair value and subsequently measured at amortized cost, and are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

—	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives.

—	Recognition and measurement

Financial assets carried at fair value through the consolidated income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Loans and receivables

—	Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Assets in this category include “Trade and other receivables” and “Cash and cash equivalents” and are classified as current assets in the consolidated statement of financial position.

—	Recognition and measurement

Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

—	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

—	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments are recycled from accumulated other comprehensive loss to “Other operating gains, net” within the consolidated income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the consolidated income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

—	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

—	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income are recycled to the consolidated income statement in the period when the hedged item will affect earnings;
—	when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and
—	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within “Net cash provided by operating activities” in the consolidated statement of cash flow.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the consolidated income statement.

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

—	are generally recognized for all taxable temporary differences;
—	are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and
—	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

—	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
—	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical accounting estimates and judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

—	most critical estimates and assumptions in determining the value of assets and liabilities; and
—	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must make an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2014, the combined allowances were $118 million, or 6%, of the gross trade accounts receivable balance of $1.9 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $19 million for the year ended December 31, 2014.

Computer software

Computer software represented $1.5 billion of total assets in the consolidated statement of financial position at December 31, 2014. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $7.1 billion and $16.4 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2014. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 17 for discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 26 for further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 9 for further details on income taxes including a discussion on sensitivity.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Note 3: Recent accounting pronouncements

Certain pronouncements were issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2015. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements and related amendments effective for annual accounting periods beginning January 1, 2015 or later:

IAS 19	Employee Benefits	IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern. The amendment is effective January 1, 2015 and is not anticipated to have a material impact on the consolidated financial statements.
IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 is effective on January 1, 2017, and shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company is assessing the impact of the new standard on its consolidated financial statements.
IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 is effective on January 1, 2018 and shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company is assessing the impact of the new standard on its consolidated financial statements.

Note 4: Segment information

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

—	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and
—	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See note 6.

	YEAR ENDED DECEMBER 31,
	2014	2013
Revenues
Financial & Risk	6,538	6,648
Legal	3,379	3,351
Tax & Accounting	1,370	1,243
Intellectual Property & Science	1,011	982
Corporate & Other (includes Reuters News)	319	331
Eliminations	(12)	(12)
Revenues from ongoing businesses	12,605	12,543
Other Businesses(1)	2	159
Consolidated revenues	12,607	12,702

Operating profit
Segment operating profit
Financial & Risk	951	816
Legal	958	903
Tax & Accounting	295	257
Intellectual Property & Science	239	225
Corporate & Other (includes Reuters News)	(305)	(320)
Underlying operating profit	2,138	1,881
Other Businesses(1)	(6)	64
Fair value adjustments (see note 5)	91	14
Amortization of other identifiable intangible assets	(647)	(641)
Other operating gains, net	969	198
Consolidated operating profit	2,545	1,516

	DEPRECIATION AND AMORTIZATION OF COMPUTER SOFTWARE		ADDITIONS TO CAPITAL ASSETS(2) AND GOODWILL		TOTAL ASSETS
	YEAR ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,		DECEMBER 31,
	2014	2013	2014	2013	2014	2013
Financial & Risk	640	641	349	636	16,678	17,669
Legal	280	291	172	1,024	6,507	6,754
Tax & Accounting	122	121	224	167	2,207	2,194
Intellectual Property & Science	89	79	58	144	1,767	1,796
Reportable segments	1,131	1,132	803	1,971	27,159	28,413
Corporate & Other (includes Reuters News)	44	57	377	396	3,438	4,010
Other Businesses(1)	-	-	-	2	-	16
Total	1,175	1,189	1,180	2,369	30,597	32,439

Geographic Information
			REVENUES		NON-CURRENT ASSETS(3)
			YEAR ENDED DECEMBER 31,		DECEMBER 31,
(by country of origin)			2014	2013	2014	2013
U.S.			6,869	6,891	14,347	14,717
Canada (country of domicile)			345	372	1,283	1,358
Other			320	311	450	428
Americas (North America, Latin America, South America)			7,534	7,574	16,080	16,503

U.K.			1,955	1,786	3,884	4,207
Other			1,822	1,950	4,828	5,371
EMEA (Europe, Middle East and Africa)			3,777	3,736	8,712	9,578

Asia Pacific			1,296	1,392	1,680	1,837
Total			12,607	12,702	26,472	27,918

(1)	The 2013 period includes Investor Relations, Public Relations and Multimedia Solutions business (“Corporate Services”), a provider of tools and solutions that help companies communicate with investors and media, which was sold in the second quarter of 2013.

(2)	Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

(3)	Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments.

—	Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment.
—	The Company uses segment operating profit to measure the operating performance of its reportable segments.

—	The costs of centralized support services such as technology, editorial, real estate, accounting, procurement, legal, and human resources are allocated to each segment based on usage or other applicable measures. However, certain technology and real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate & Other.
—	Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. Management uses this measure because the Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
—	While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

—	Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations.
—	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.
—	Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy.
—	Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	YEAR ENDED DECEMBER 31,
	2014	2013
Electronic, software & services	11,624	11,627
Print	983	1,075
Total	12,607	12,702

Note 5: Operating expenses

The components of operating expenses include the following:

	YEAR ENDED DECEMBER 31,
	2014	2013
Salaries, commissions and allowances(1)	4,651	5,034
Share-based payments	73	51
Post-employment benefits	257	290
Total staff costs	4,981	5,375
Goods and services(2)	2,268	2,128
Data	1,009	997
Telecommunications	569	582
Real estate	473	486
Fair value adjustments(3)	(91)	(14)
Total operating expenses	9,209	9,554

(1)	Salaries, commissions and allowances include severance costs associated with the Company’s simplification program initiatives.

(2)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. Operating expenses included charges associated with the Company’s simplification program initiatives of $135 million and $357 million in 2014 and 2013, respectively. The charges were largely comprised of severance, and recorded primarily within Financial & Risk. Of these charges, $87 million and $134 million in 2014 and 2013, respectively, were classified as restructuring charges in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (see note 21).

Note 6: Other operating gains, net

In 2014, other operating gains, net, of $969 million were primarily comprised of a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. This transaction was part of the Company’s plan to reduce the number of subsidiaries in its legal organizational structure, which is one of its simplification program initiatives. Additionally, the Company recorded a $36 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”) (see note 30).

In 2013, other operating gains, net, of $198 million, were primarily comprised of a $136 million gain from the sale of the Corporate Services business, a $44 million gain from the sale of the Company’s 50% joint venture interest in Omgeo (see note 30), and a $29 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge (see note 30), which were partially offset by $21 million of acquisition-related costs.

Note 7: Finance costs, net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	YEAR ENDED DECEMBER 31,

	2014	2013
Interest expense:
Debt	389	402
Derivative financial instruments - hedging activities	(4)	(12)
Other	21	12
Fair value (gains) losses on financial instruments:
Debt	(5)	(5)
Cash flow hedges, transfer from equity (see note 18)	225	168
Fair value hedges (see note 18)	13	15
Net foreign exchange gains on debt	(233)	(178)
Net interest expense - debt and other	406	402
Net interest expense - pension and other post-employment benefit plans	39	62
Interest income	(3)	(4)
Net interest expense	442	460

	YEAR ENDED DECEMBER 31,

	2014	2013
Net losses due to changes in foreign currency exchange rates	92	36
Net gains on derivative instruments	(54)	(16)
Losses from redemption of debt securities	47	35
Other	-	(2)
Other finance costs	85	53

Net losses due to changes in foreign currency exchange rates

Net losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts (see note 18).

Losses from redemption of debt securities

Losses from redemption of debt securities represent costs incurred for early extinguishment of debt securities. The 2014 losses included $35 million (2013 – $35 million) in debt premiums and $12 million (2013 – nil) related to the termination of the associated hedging instruments (see note 18).

Note 8: Share of post-tax earnings in equity method investments

The components of share of post-tax earnings in equity method investments are as follows:

	YEAR ENDED DECEMBER 31,

	2014	2013
Share of post-tax earnings in equity method investees	4	10
Impairment in equity method investee	-	(5)
Share of post-tax (losses) earnings in joint ventures	(1)	15
Share of post-tax earnings in equity method investments	3	20

An impairment of $5 million was recorded in 2013 with respect to one equity method investee due to weaker than expected performance. In 2013, the Company’s share of post-tax earnings in equity method investments included its former joint venture in Omgeo, a provider of trade management services, which was sold in the fourth quarter of 2013.

Note 9: Taxation

The components of tax expense for 2014 and 2013 are as follows:

	YEAR ENDED DECEMBER 31,

	2014	2013
Current tax expense (benefit):
Continuing operations	335	414
Discontinued operations	-	(3)

Deferred tax expense (benefit):
Continuing operations	(273)	434
Discontinued operations	-	-

Total tax expense (benefit):
Continuing operations	62	848
Discontinued operations	-	(3)

Taxes on items recognized in “Other comprehensive (loss) income” or directly in equity in 2014 and 2013 are as follows:

	YEAR ENDED DECEMBER 31,

	2014	2013
Deferred tax (benefit) expense on actuarial (losses) gains on defined benefit plans	(175)	142
Deferred tax benefit on share-based payments	(5)	(12)
Current tax benefit on share-based payments	(3)	(3)

Factors affecting tax expense for 2014 and 2013

In 2013, the Company recorded tax charges of $836 million in connection with intercompany sales of certain technology and content assets between wholly owned subsidiaries. These transactions were part of the Company’s consolidation of the ownership and management of its technology and content assets and were a component of its simplification program initiatives. The intercompany gains that arose from these transactions were eliminated in consolidation. The Company recorded $604 million of these tax charges with an offsetting deferred tax liability, as the majority of the tax associated with these transactions is expected to be paid over seven years from the date of the transactions, in varying annual amounts, in conjunction with the repayment of interest-bearing notes that were issued as consideration in the transactions. The Company was not able to recognize deferred tax assets in the acquiring subsidiaries, principally because the tax basis is not deductible in those subsidiaries. Approximately $232 million of the tax charges were immediately payable, and therefore no deferred tax liability was established.

Additionally, in 2013, the Company recorded tax charges of $55 million in connection with the sales of its Corporate Services business, its 50% interest in Omgeo, and other smaller businesses (see note 6). In 2014, the Company recorded tax charges of $39 million to write-off deferred tax assets in certain foreign subsidiaries that are not expected to generate sufficient taxable profits to realize the deferred tax assets.

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.4% to the tax expense for 2014 and 2013:

	YEAR ENDED DECEMBER 31,
	2014	2013
Income before tax	2,021	1,023
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.4%	534	270
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(414)	(365)
Tax losses for which no benefit is recognized	238	204
Consolidation of certain technology and content assets	-	836
Net non-taxable gains on disposal of businesses and impairments of investments	(12)	(8)
Net non-taxable foreign exchange and other gains(1)	(357)	(104)
Withholding taxes	36	28
Impact of non-controlling interests	(13)	(13)
Other adjustments related to prior years	(11)	(31)
Impact of tax law changes	(10)	(15)
Provision for uncertain tax positions	23	36
Derecognition of tax assets that arose in prior years	39	-
Other differences	9	10
Total tax expense on continuing operations	62	848

(1)	In 2014, includes the impact of the $931 million non-taxable gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity (see note 6).

The Company’s effective income tax rate on earnings from continuing operations was 3.1% in 2014 (2013 – 82.9%). A 1% increase in the effective income tax rate would have increased 2014 income tax expense and decreased net earnings by approximately $20 million. The effective income tax rate in both years (excluding the tax charge of $836 million in 2013) was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. The Company paid income taxes from continuing operations on its world-wide business of $257 million in 2014 (2013 – $336 million).

At December 31, 2014, the consolidated statement of financial position included current taxes receivable of $81 million (2013 – $154 million) within “Prepaid expenses and other current assets” and current taxes payable of $60 million (2013 – $90 million) within “Payables, accruals and provisions”.

Note 10: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”). DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013
Net earnings	1,959	185
Less: Earnings attributable to non-controlling interests	(50)	(48)
Dividends declared on preference shares	(3)	(3)
Earnings used in consolidated earnings per share	1,906	134
Less: Earnings from discontinued operations, net of tax	-	(10)
Earnings used in earnings per share from continuing operations	1,906	124

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the consolidated income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	YEAR ENDED DECEMBER 31,
	2014	2013
Weighted-average number of shares outstanding	807,307,267	827,662,582
Vested DSUs	589,800	573,349
Basic	807,897,067	828,235,931
Effect of stock options and TRSUs	3,033,031	2,748,746
Diluted	810,930,098	830,984,677

There were 2,810,205 and 5,463,033 share-based compensation awards outstanding at December 31, 2014 and 2013, respectively, where the exercise price was greater than the average market price. Accordingly, these awards were anti-dilutive, and therefore excluded from the diluted earnings per share computation.

Note 11: Cash and cash equivalents

	DECEMBER 31,
	2014	2013
Cash
Cash at bank and on hand	633	428
Cash equivalents
Short-term deposits	19	191
Money market accounts	365	644
Commercial paper investments	1	53
Cash and cash equivalents	1,018	1,316

At each of December 31, 2014 and 2013, $105 million of total cash and cash equivalents was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Note 12: Trade and other receivables

	DECEMBER 31,
	2014	2013
Trade receivables	1,910	1,850
Less: allowance for doubtful accounts	(61)	(61)
Less: allowance for sales adjustments	(57)	(56)
Net trade receivables	1,792	1,733
Other receivables	18	18
Trade and other receivables	1,810	1,751

The aging of gross trade receivables at each reporting date was as follows:

	DECEMBER 31,
	2014	2013
Current	1,104	1,129
Past due 1-30 days	320	267
Past due 31-60 days	122	105
Past due 61-90 days	154	138
Past due >91 days	210	211
Balance at December 31	1,910	1,850

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	DECEMBER 31,
	2014	2013
Balance at beginning of year	61	63
Charges	49	57
Write-offs	(48)	(61)
Acquisitions	1	2
Translation and other, net	(2)	-
Balance at end of year	61	61

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

Note 13: Prepaid expenses and other current assets

	DECEMBER 31,
	2014	2013
Inventory	37	46
Prepaid expenses	407	390
Other current assets	213	214
Prepaid expenses and other current assets	657	650

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

Note 14: Computer hardware and other property

Computer hardware and other property consist of the following:

	Computer hardware	Land, buildings and building improvements	Furniture, fixtures and equipment	Total
Cost:
December 31, 2012	2,266	1,266	567	4,099
Additions:
Capital expenditures	222	31	49	302
Acquisitions	5	2	1	8
Disposals	(9)	(1)	(2)	(12)
Removed from service	(450)	(15)	(25)	(490)
Transfer to assets held for sale	(1)	-	(1)	(2)
Translation and other, net	(23)	55	(41)	(9)
December 31, 2013	2,010	1,338	548	3,896
Additions:
Capital expenditures	238	34	55	327
Acquisitions	-	-	2	2
Disposals	(5)	(1)	(2)	(8)
Removed from service	(24)	(10)	(4)	(38)
Transfer to assets held for sale	(1)	-	-	(1)
Translation and other, net	(60)	(38)	(17)	(115)
December 31, 2014	2,158	1,323	582	4,063
Accumulated depreciation:
December 31, 2012	(1,810)	(509)	(364)	(2,683)
Current year depreciation	(260)	(102)	(54)	(416)
Disposals	8	1	2	11
Removed from service	450	15	25	490
Transfer to assets held for sale	1	-	-	1
Translation and other, net	6	(47)	33	(8)
December 31, 2013	(1,605)	(642)	(358)	(2,605)
Current year depreciation	(249)	(92)	(56)	(397)
Disposals	4	1	1	6
Removed from service	24	10	4	38
Transfer to assets held for sale	1	-	-	1
Translation and other, net	48	16	12	76
December 31, 2014	(1,777)	(707)	(397)	(2,881)
Carrying amount:
December 31, 2013	405	696	190	1,291
December 31, 2014	381	616	185	1,182

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

Note 15: Computer software

Computer software consists of the following:

	2014	2013
Cost:
Balance at January 1,	5,403	4,750
Additions:
Internally developed	623	581
Purchased	58	92
Acquisitions	16	70
Removed from service	(7)	(69)
Transfer to assets held for sale	(13)	(1)
Translation and other, net	(53)	(20)
Balance at December 31,	6,027	5,403

Accumulated amortization:
Balance at January 1,	(3,781)	(3,091)
Current year amortization	(778)	(773)
Removed from service	7	69
Transfer to assets held for sale	9	1
Translation and other, net	45	13
Balance at December 31,	(4,498)	(3,781)

Carrying amount at December 31:	1,529	1,622

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Note 16: Other identifiable intangible assets

	INDEFINITE USEFUL LIFE	FINITE USEFUL LIFE
	Trade names	Trade names	Customer relationships	Databases and content	Other	Total
Cost:
December 31, 2012	2,646	336	6,678	862	1,923	12,445
Acquisitions	-	31	335	76	5	447
Transfer to assets held for sale	-	(3)	(14)	-	-	(17)
Translation and other, net	-	2	(44)	(4)	(11)	(57)
December 31, 2013	2,646	366	6,955	934	1,917	12,818
Acquisitions	-	2	46	8	1	57
Transfer to assets held for sale	-	-	(11)	(1)	-	(12)
Translation and other, net	-	(6)	(256)	(22)	(51)	(335)
December 31, 2014	2,646	362	6,734	919	1,867	12,528

Accumulated amortization:
December 31, 2012	-	(197)	(2,360)	(468)	(1,286)	(4,311)
Current year amortization	-	(41)	(465)	(68)	(67)	(641)
Transfer to assets held for sale	-	3	5	-	-	8
Translation and other, net	-	(1)	19	3	(5)	16
December 31, 2013	-	(236)	(2,801)	(533)	(1,358)	(4,928)
Current year amortization	-	(42)	(470)	(70)	(65)	(647)
Transfer to assets held for sale	-	-	8	1	-	9
Translation and other, net	-	6	107	13	36	162
December 31, 2014	-	(272)	(3,156)	(589)	(1,387)	(5,404)

Carrying amount:
December 31, 2013	2,646	130	4,154	401	559	7,890
December 31, 2014	2,646	90	3,578	330	480	7,124

The carrying amount of other identifiable intangible assets at December 31, 2014 includes the following:

—	$1,939 million of indefinite-lived trade names and $2,208 million of customer relationships, which have a remaining amortization period of seven to nine years, each arising from the Reuters acquisition; and
—	$707 million of indefinite-lived trade names associated with West.

The following table shows the carrying amount of indefinite-lived identifiable intangible assets by cash-generating unit:

	DECEMBER 31,
CASH-GENERATING UNIT	2014	2013
Financial & Risk	1,939	1,939
West(1)	707	707
Total indefinite-lived intangible assets	2,646	2,646

(1)	A CGU within the Legal segment which uses the West brand name.

Based on the strength, long history and expected future use of these trade names, they have been assigned indefinite lives.

The Company performed its annual test for impairment of indefinite-lived intangible assets in the fourth quarter of 2014. The key assumptions used in performing the impairment test were as follows:

CASH-GENERATING UNIT	PERPETUAL GROWTH RATE(1)	DISCOUNT RATE	PRE-TAX ROYALTY RATE
Financial & Risk	3.0%	9.3%	3.5%
West	2.0%	7.5%	5.0%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

The estimated fair value less costs of disposal of the trade names exceeded their carrying values by more than 65% for each of the trade names. As a result, no impairment was recorded. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any trade name to exceed its recoverable amount.

Note 17: Goodwill

The following table presents goodwill for the years ended December 31, 2014 and 2013:

	2014	2013
Cost:
Balance at January 1,	19,842	19,241
Acquisitions	97	869
Transfer to assets held for sale	(2)	(123)
Translation and other, net	(694)	(145)
Balance at December 31,	19,243	19,842

Accumulated impairment:
Balance at January 1,	(2,971)	(2,990)
Translation	131	19
Balance at December 31,	(2,840)	(2,971)

Carrying amount at December 31:	16,403	16,871

Impairment test of goodwill

The Company performed its annual goodwill impairment test in the fourth quarter of 2014. The estimated fair value less costs of disposal of all CGUs exceeded their carrying values. As a result, no goodwill impairment was recorded.

The Company has four CGUs to which goodwill is allocated and monitored by management. The following table shows the carrying amount of goodwill by CGU:

	DECEMBER 31,
CASH-GENERATING UNIT	2014	2013
Financial & Risk	10,181	10,614
Legal	3,730	3,787
Tax & Accounting	1,420	1,376
Intellectual Property & Science	1,072	1,094
Total goodwill	16,403	16,871

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency and restructuring initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

CASH-GENERATING UNIT	PERPETUAL GROWTH RATE(1)	DISCOUNT RATE	TAX RATE
Financial & Risk	3.0%	9.3%	28.0%
Legal	2.5%	7.5%	36.5%
Tax & Accounting	3.0%	9.2%	37.8%
Intellectual Property & Science	3.0%	8.4%	37.4%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 19% (approximately $3.0 billion) for Financial & Risk and over 100% for each of the other three CGUs.

For all four CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount. For Financial & Risk, the fair value computed under the market approach continues to contribute a significant portion of the excess fair value. A combination of reasonably possible events, such as the EBITDA multiples of benchmark companies decreasing by 20% and a moderate rise of 100 basis points in the discount rate, could cause Financial & Risk’s carrying amount to exceed its recoverable amount. Additionally, should the Company lower the compound annual growth rate for its cash flow projections from the range described below, without a corresponding offset to other key assumptions, the excess fair value would be eliminated (see “Discussion of Cash Flow Projections” below).

Discussion of Cash Flow Projections

The DCF valuation for the Financial & Risk CGU assumes that cash flow will grow at a compounded annual rate of mid-to-high single digits from 2014 to 2017, reflecting the expected impact of restructuring initiatives and projected revenue growth. In 2014, the operating margins of Financial & Risk improved because of restructuring initiatives. In future periods, their operating margins are expected to continue to improve from further initiatives, resulting in higher cash flows. Specifically, the Company continues to reduce costs through initiatives to de-layer the organization and decommission legacy platforms and products as customers upgrade to Thomson Reuters Eikon and Thomson Reuters Elektron. The business expects a gradual return to positive revenue growth over the next three years, also resulting in higher cash flows. After the specific three year projection period, the Company projects perpetual cash flow growth of 3% based on the assumption that the Financial & Risk business will continue to expand globally, increase prices generally in line with global inflation, and expand operating margins.

The actual 2014 cash flow performance for the Financial & Risk CGU achieved the 2014 projection included within the 2013 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate. Similarly, in 2013, the actual 2013 cash flow performance for the Financial & Risk CGU achieved the 2013 projection included within the 2012 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate.

The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, Financial & Risk could experience delays implementing its efficiency initiatives or such initiatives could produce less benefit or cost more than originally expected. As Financial & Risk retires platforms and certain products, while at the same time migrating customers to new products, there is likely to be some short term loss of revenue, which could be more severe or could extend for a longer period than expected. The Company’s cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws. In the future, changes in these measures could cause the recoverable amount of assets for the Financial & Risk CGU to be less than their carrying value.

Note 18: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2014	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,018	-	-	-	-	1,018
Trade and other receivables	1,810	-	-	-	-	1,810
Other financial assets - current	44	117	-	-	-	161
Other financial assets - non-current	55	45	1	26	-	127
Current indebtedness	-	-	-	-	(534)	(534)
Trade payables (see note 20)	-	-	-	-	(411)	(411)
Accruals (see note 20)	-	-	-	-	(1,578)	(1,578)
Other financial liabilities - current(2)	-	(24)	(85)	-	(156)	(265)
Long term indebtedness	-	-	-	-	(7,576)	(7,576)
Other financial liabilities - non-current	-	(34)	(122)	-	(5)	(161)
Total	2,927	104	(206)	26	(10,260)	(7,409)

December 31, 2013	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,316	-	-	-	-	1,316
Trade and other receivables	1,751	-	-	-	-	1,751
Other financial assets - current	38	66	79	-	-	183
Other financial assets - non-current	59	27	80	26	-	192
Current indebtedness	-	-	-	-	(596)	(596)
Trade payables (see note 20)	-	-	-	-	(406)	(406)
Accruals (see note 20)	-	-	-	-	(1,626)	(1,626)
Other financial liabilities - current(2)	-	(48)	-	-	(145)	(193)
Long term indebtedness	-	-	-	-	(7,470)	(7,470)
Other financial liabilities - non-current	-	(29)	(73)	-	-	(102)
Total	3,164	16	86	26	(10,243)	(6,951)

(1)	Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

(2)	Includes $115 million (2013 – $100 million) related to the Company’s pre-defined plan with its broker for the repurchase of up to $115 million (2013 – $100 million) of the Company’s shares during its internal trading blackout period. See note 23.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth in the section below entitled “Debt and Related Derivative Instruments”.

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	YEAR ENDED DECEMBER 31,
	2014		2013
	Fair value gain (loss) through earnings	Fair value gain (loss) through equity	Fair value gain (loss) through earnings	Fair value gain (loss) through equity
Embedded derivatives	88	-	38	-
Foreign exchange contracts	54	-	8	-
Hedging instruments:
Cross currency interest rate swaps - fair value hedges	(13)	-	(15)	-
Cross currency interest rate swaps - cash flow hedges	(225)	35	(168)	29
Forward interest rate swaps - cash flow hedges	1	-	8	10
	(95)	35	(129)	39

The ineffective portion recognized through earnings from fair value hedges and cash flow hedges was nil for the year ended December 31, 2014 (2013 - $2 million gain).

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	CARRYING AMOUNT		FAIR VALUE
As of December 31, 2014	Primary debt instruments	Derivative instruments liability	Primary debt instruments	Derivative instruments liability
Bank and other	14	-	16	-
C$600, 5.70% Notes, due 2015	518	85	529	85
C$500, 3.369% Notes due 2019	430	39	447	39
C$750, 4.35% Notes due 2020	644	76	699	76
C$550, 3.309% Notes due 2021	472	7	482	7
$500, 0.875% Notes, due 2016	498	-	497	-
$550, 1.30% Notes, due 2017	547	-	547	-
$550, 1.65% Notes, due 2017	547	-	547	-
$1,000, 6.50% Notes, due 2018	995	-	1,134	-
$500, 4.70% Notes due 2019	498	-	541	-
$350, 3.95% Notes due 2021	347	-	367	-
$600, 4.30% Notes due 2023	594	-	638	-
$450, 3.85% Notes due 2024	445	-	455	-
$350, 4.50% Notes due 2043	340	-	347	-
$350, 5.65% Notes due 2043	340	-	405	-
$400, 5.50% Debentures, due 2035	393	-	450	-
$500, 5.85% Debentures, due 2040	488	-	584	-
Total	8,110	207	8,685	207
Current portion	534	85
Long-term portion	7,576	122

	CARRYING AMOUNT		FAIR VALUE
As of December 31, 2013	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	24	-	28	-
C$600, 5.20% Notes, due 2014	569	(79)	583	(79)
C$600, 5.70% Notes, due 2015	564	45	597	45
C$750, 6.00% Notes due 2016	704	(80)	764	(80)
C$500, 3.369% Notes due 2019	469	6	470	6
C$750, 4.35% Notes due 2020	701	22	731	22
$500, 0.875% Notes, due 2016	497	-	501	-
$550, 1.30% Notes, due 2017	546	-	530	-
$1,000, 6.50% Notes, due 2018	994	-	1,159	-
$500, 4.70% Notes due 2019	497	-	540	-
$350, 3.95% Notes due 2021	347	-	347	-
$600, 4.30% Notes due 2023	593	-	595	-
$350, 4.50% Notes due 2043	340	-	295	-
$350, 5.65% Notes due 2043	340	-	352	-
$400, 5.50% Debentures, due 2035	393	-	387	-
$500, 5.85% Debentures, due 2040	488	-	503	-
Total	8,066	(86)	8,382	(86)
Current portion	596	(79)
Long-term portion	7,470	(7)

The Company enters into derivative instruments to hedge its currency and interest rate risk exposures on indebtedness as follows:

Fair Value Hedges:

In December 2014, the Company terminated its only fair value hedging instrument upon maturity. The instrument was a fixed-to-floating cross-currency interest rate swap, which swapped Canadian dollar principal and interest payments into U.S. dollars and changed interest payments from a fixed to floating rate. At December 31, 2013, the instrument was recorded in the consolidated statement of financial position at its fair value, which was a net asset position of $24 million.

Cash flow hedges:

Cross-currency interest rate swaps

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value which was a net liability position of $207 million at December 31, 2014 (2013 – net asset position of $62 million). The details of these instruments are set forth below:

RECEIVED	PAID	HEDGED RISK	YEAR OF MATURITY	PRINCIPAL AMOUNT
2014 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	483
2013 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731

Forward starting interest rate swaps

To hedge variability in future interest payments on anticipated debt issuances due to changes in benchmark interest rates, the Company may enter into fixed-to-floating forward starting interest rate swaps from time to time. These instruments are designated as cash flow hedges and recorded in the consolidated statement of financial position at their fair value, which was not material at December 31, 2014. The details of these instruments are set forth below:

			NOTIONAL PRINCIPAL
RECEIVED	PAID	HEDGED RISK	YEAR OF MATURITY	AMOUNT
2014 cash flow hedges
U.S dollar-floating	U.S. dollar fixed	Forward interest rate	2025	150

There were no forward starting interest rate swaps at December 31, 2013.

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	BEFORE CURRENCY HEDGING ARRANGEMENTS		AFTER CURRENCY HEDGING ARRANGEMENTS(1)
	2014	2013	2014	2013
Canadian dollar	2,064	3,007	-	-
U.S. dollar	6,032	5,035	8,309	7,929
Euro	13	14	13	14
Other currencies	1	10	1	10
	8,110	8,066	8,323	7,953

(1)	Excludes fair value adjustments of $6 million and $(27) million at December 31, 2014 and 2013, respectively.

Interest Rate Risk Exposures

As of December 31, 2014, the Company held no fixed-to-floating cross-currency interest rate swaps (2013 – one). After taking account of hedging arrangements, the fixed and floating rate mix of debt was as follows:

	2014(1)	AVERAGE INTEREST RATE	% SHARE	2013(1)	AVERAGE INTEREST RATE	% SHARE
Total fixed	8,320	4.1%	100%	7,826	4.7%	98%
Total floating	3	3.5%	0%	127	0.9%	2%
	8,323	4.1%	100%	7,953	4.6%	100%

(1)	Excludes fair value adjustments of $6 million and $(27) million at December 31, 2014 and 2013, respectively.

Floating rate debt at December 31, 2014 was comprised of short-term borrowings. Floating rate debt at December 31, 2013 was primarily comprised of long-term borrowings (after swaps) based on the London Interbank Offered Rate (“LIBOR”) and, consequently, interest rates reset periodically.

Long-term Debt Activity

The following table provides information regarding notes that the Company issued and repaid in 2014 and 2013:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
September 2014	1.65% Notes due 2017	US$550
September 2014	3.85% Notes due 2024	US$450
November 2014	3.309% Notes due 2021	C$550(1)
May 2013	0.875% Notes due 2016	US$500
May 2013	4.50% Notes due 2043	US$350
November 2013	1.30% Notes due 2017	US$550
November 2013	4.30% Notes due 2023	US$600
November 2013	5.65% Notes due 2043	US$350
November 2013	3.369% Notes due 2019	C$500(2)
Notes repaid
December 2014	5.20% Notes due 2014	C$600
December 2014	6.00% Notes due 2016	C$750
July 2013	5.95% Notes due 2013	US$750
August 2013	5.25% Notes due 2013	US$250
December 2013	5.70% Notes due 2014	US$800

(1)	Converted to US$483 million principal amount at an interest rate of 3.28% after cross currency swap agreements that were designated as cash flow hedges.

(2)	Converted to US$478 million principal amount at an interest rate of 2.85% after cross currency swap agreements that were designated as cash flow hedges.

In 2014 and 2013, proceeds from debt issuances were used for general corporate purposes, including funding early redemptions of notes, the repayment of notes upon maturity and share repurchases. In 2013, proceeds from debt were also used to fund pension contributions.

Credit Facility

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including to support its commercial paper programs). There were no borrowings under the credit facility in 2014. In 2013, the Company borrowed and repaid $440 million under the credit facility.

The Company may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If the Company’s long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fee and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2014.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2014 and 2013 were as follows:

	DECEMBER 31,
SELL (BUY)	2014	2013
Euros	575	495
British pounds sterling	(311)	(269)
Japanese yen	124	114

The 2014 arrangements settle at various dates primarily over the next 12 months. The fair value of contracts outstanding at December 31, 2014 was a net asset of $41 million (2013 – net asset of $8 million).

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries. At December 31, 2014, the fair value of embedded derivatives represented a net receivable of $93 million (2013 – net receivable of $8 million).

Available for Sale Investments

At December 31, 2014 and 2013, available for sale investments were not material and are reported within “Other financial assets” – long term in the consolidated statement of financial position.

Financial Risk Management

The Company’s operations are diverse and global in nature and, therefore expose it to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Company’s risk management approach is to minimize the potential adverse effects from these risks on its financial performance. Financial risk management is carried out by a centralized corporate treasury group under strict guidelines and process controls. The corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, the corporate treasury group designs a risk management approach in close cooperation with each of the operating segments. The overall approach is under the oversight of the Chief Financial Officer.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

—	changes in exchange rates between 2013 and 2014 decreased consolidated revenues by approximately 1%;
—	the translation effects of changes in exchange rates in the consolidated statement of financial position were net translation losses of $627 million in 2014 (2013 – net translation losses of $112 million) and recorded within accumulated other comprehensive loss in shareholders’ equity;
—	in 2014, net accumulated foreign currency translation gains of $941 million (2013 – $4 million) were recycled from equity to the consolidated income statement (See note 6); and
—	the Company only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2014.

	10% WEAKENING IN FOREIGN CURRENCY VS. US$ (IN MILLIONS)
(Decrease) increase to earnings	£	€	Other currencies	Total
Impact on earnings from financial assets and liabilities(1)	(1)	(18)	1	(18)
Impact on earnings from non-permanent intercompany loans	98	(9)	(6)	83
Total impact on earnings	97	(27)	(5)	65

(1)	Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2014, the majority of $1,018 million in cash and cash equivalents (2013 – $1,316 million) was comprised of interest-bearing assets. Based on amounts as of December 31, 2014, a 100 basis point increase in interest rates would increase annual interest income by approximately $7 million (2013 – $12 million).

Other than $3 million of short-term borrowings, the Company had no variable rate debt as of December 31, 2014.

If the U.S. dollar interest rates were to increase by 100 basis points, the gain taken to equity in relation to cash flow hedges would be $97 million (2013 – $114 million). The equivalent increase in Canadian dollar interest rates would result in a loss taken to equity in relation to cash flow hedges of $89 million (2013 – $98 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect.

As of December 31, 2014, the Company held no derivative financial instruments that were classified as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

—	cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2014, approximately 98% of cash and cash equivalents were held by institutions that were rated at “A-” or higher by at least one of the major credit rating agencies;
—	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and
—	the Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2014, other than the allowance for doubtful accounts (see note 12). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $1,018 million (2013 – $1,316 million), derivative exposure $1 million (2013 – $159 million), trade and other receivables $1,810 million (2013 – $1,751 million) and other financial assets $261 million (2013 – $190 million).

Liquidity Risk

A centralized treasury function ensures that the Company maintains funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is managed by the centralized treasury function which invests it in money market funds or bank money market deposits, choosing maturities which are aligned with expected cash needs based on the rolling forecast process. In addition, the Company maintains commercial paper programs, which provides efficient short-term funding as it pursues acquisitions and refinances long-term debt.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2014 and 2013, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

DECEMBER 31, 2014	2015	2016	2017	2018	2019	THEREAFTER	TOTAL
Long-term debt(1)	514	500	1,100	1,000	927	4,110	8,151
Interest payable(1)	328	308	298	263	213	2,039	3,449
Debt-related hedges outflows(2)	672	58	58	58	528	1,266	2,640
Debt-related hedges inflows(2)	(589)	(58)	(58)	(58)	(476)	(1,160)	(2,399)
Trade payables	411	-	-	-	-	-	411
Accruals	1,578	-	-	-	-	-	1,578
Other financial liabilities	194	39	-	-	-	-	233
Total	3,108	847	1,398	1,263	1,192	6,255	14,063

DECEMBER 31, 2013	2014	2015	2016	2017	2018	THEREAFTER	TOTAL
Long-term debt(1)	560	557	1,194	550	1,000	4,188	8,049
Interest payable(1)	373	333	280	261	227	2,090	3,564
Debt-related hedges outflows(2)	630	698	663	42	42	1,265	3,340
Debt-related hedges inflows(2)	(707)	(663)	(750)	(45)	(45)	(1,184)	(3,394)
Trade payables	406	-	-	-	-	-	406
Accruals	1,626	-	-	-	-	-	1,626
Other financial liabilities	217	29	-	-	-	-	246
Total	3,105	954	1,387	808	1,224	6,359	13,837

(1)	Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)	Future cash flows have been calculated using forward foreign exchange rates.

Capital Management

The Company follows a disciplined capital management strategy that remains focused on:

—	Growing free cash flow and balancing the cash generated between reinvestment in the business and returns to shareholders; and
—	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of the Company’s business strategy.

As at December 31, 2014, total capital was comprised of equity with a fair value of $32.1 billion and debt of $8.1 billion. As at December 31, 2014, cash and cash equivalents were $1.0 billion.

The Company generates sufficient cash flow to meet its current obligations as well as allowing for: (i) re-investment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2014, the Company’s credit ratings were as follows:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instrument in the measurements.

The following table presents the calculation of net debt:

	DECEMBER 31,
	2014	2013
Current indebtedness	534	596
Long-term indebtedness	7,576	7,470
Total debt	8,110	8,066
Swaps	207	(86)
Total debt after swaps	8,317	7,980
Remove fair value adjustments for hedges(1)	6	(27)
Total debt after currency hedging arrangements	8,323	7,953
Remove transaction costs and discounts included in the carrying value of debt	78	78
Less: cash and cash equivalents(2)	(1,018)	(1,316)
Net debt	7,383	6,715

(1)	Represents the interest related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2)	At each of December 31, 2014 and 2013, $105 million of total cash and cash equivalents was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

—	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
—	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
—	Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

DECEMBER 31, 2014				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	104	-	104
Foreign exchange contracts(2)	-	58	-	58
Financial assets at fair value through earnings	-	162	-	162
Cash flow hedges(3)	-	1	-	1
Derivatives used for hedging	-	1	-	1
Available for sale investments(4)	8	18	-	26
Total assets	8	181	-	189

Liabilities
Embedded derivatives(1)	-	(11)	-	(11)
Foreign exchange contracts(2)	-	(17)	-	(17)
Contingent consideration(5)	-	-	(30)	(30)
Financial liabilities at fair value through earnings	-	(28)	(30)	(58)
Cash flow hedges(3)	-	(207)	-	(207)
Derivatives used for hedging	-	(207)	-	(207)
Total liabilities	-	(235)	(30)	(265)

DECEMBER 31, 2013				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	66	-	66
Foreign exchange contracts(2)	-	27	-	27
Financial assets at fair value through earnings	-	93	-	93
Fair value hedges(6)	-	24	-	24
Cash flow hedges(3)	-	135	-	135
Derivatives used for hedging	-	159	-	159
Available for sale investments(4)	17	9	-	26
Total assets	17	261	-	278

Liabilities
Embedded derivatives(1)	-	(58)	-	(58)
Foreign exchange contracts(2)	-	(19)	-	(19)
Financial liabilities at fair value through earnings	-	(77)	-	(77)
Cash flow hedges(3)	-	(73)	-	(73)
Derivatives used for hedging	-	(73)	-	(73)
Total liabilities	-	(150)	-	(150)

(1)	Largely related to U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness and forward starting interest rate swaps.

(4)	Investments in entities over which the Company does not have control, joint control or significant influence.

(5)	Related to prior acquisitions (see note 29).

(6)	Comprised of fixed-to-floating cross-currency interest rate swaps on indebtedness.

The Company recognizes transfers into and transfers out of the fair value measurement hierarchy levels as of the date of the event or a change in circumstances that caused the transfer. There were no transfers between hierarchy levels for the years ending December 31, 2014 and 2013.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

—	quoted market prices or dealer quotes for similar instruments;
—	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
—	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	Gross financial assets	Gross financial liabilities netted against assets	Net financial assets in the consolidated statement of financial position	Related financial liabilities not netted	Net amount
Derivative financial assets	58	-	58 (1)	(21)	37
Cash and cash equivalents	142	(130)	12 (2)	-	12
December 31, 2014	200	(130)	70	(21)	49

Derivative financial assets	186	-	186 (1)	(54)	132
Cash and cash equivalents	193	(180)	13 (2)	-	13
December 31, 2013	379	(180)	199	(54)	145

Financial liabilities	Gross financial liabilities	Gross financial assets netted against liabilities	Net financial liabilities in the consolidated statement of financial position	Related financial assets not netted	Net amount
Derivative financial liabilities	222	-	222 (3)	(21)	201
Bank indebtedness	130	(130)	- (2)	-	-
December 31, 2014	352	(130)	222	(21)	201

Derivative financial liabilities	92	-	92 (3)	(54)	38
Bank indebtedness	180	(180)	- (2)	-	-
December 31, 2013	272	(180)	92	(54)	38

(1)	Included within “Other financial assets”- current and “Other financial assets”- non-current in the consolidated statement of financial position.

(2)	Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(3)	Included within “Other financial liabilities” – current and “Other financial liabilities” – non-current in the consolidated statement of financial position.

Note 19: Other non-current assets

	DECEMBER 31,
	2014	2013
Net defined benefit plan surpluses (see note 26)	20	52
Cash surrender value of life insurance policies	281	273
Equity method investments:
Joint ventures	-	19
Other	174	178
Other non-current assets	61	61
Total other non-current assets	536	583

Note 20: Payables, accruals and provisions

	DECEMBER 31,
	2014	2013
Trade payables	411	406
Accruals	1,578	1,626
Provisions (see note 21)	210	372
Other current liabilities	244	220
Total payables, accruals and provisions	2,443	2,624

Note 21: Provisions and other non-current liabilities

	DECEMBER 31,
	2014	2013
Net defined benefit plan obligations (see note 26)	1,366	875
Deferred compensation and employee incentives	225	230
Provisions	169	183
Unfavorable contract liability	7	48
Uncertain tax positions	309	282
Other non-current liabilities	95	141
Total provisions and other non-current liabilities	2,171	1,759

The following table presents the movement in provisions for the years ended December 31, 2014 and 2013:

	RESTRUCTURING	EMPLOYEE RELATED	OTHER	TOTAL
Balance at December 31, 2012	34	75	247	356
Charges	134	233	23	390
Utilization	(28)	(172)	(23)	(223)
Translation and other, net	-	-	32	32
Balance at December 31, 2013	140	136	279	555
Less: short-term provisions	117	136	119	372
Long-term provisions	23	-	160	183

Balance at December 31, 2013	140	136	279	555
Charges	87	32	6	125
Utilization	(192)	(86)	(17)	(295)
Translation and other, net	(6)	(7)	7	(6)
Balance at December 31, 2014	29	75	275	379
Less: short-term provisions	15	75	120	210
Long-term provisions	14	-	155	169

Restructuring

The Company incurred $87 and $134 million in 2014 and 2013, respectively, of charges related to simplification program initiatives within the Financial & Risk segment. The charges primarily consisted of severance costs associated with reductions in workforce to de-layer the organization and to decommission legacy platforms and products as customers are upgraded to Thomson Reuters Eikon and Thomson Reuters Elektron. The long-term restructuring provisions remaining at December 31, 2014 are expected to be paid over the next three years.

Employee-related

Employee-related provisions represent severance associated with various efficiency-related plans implemented across the Company’s businesses. The employee-related provisions remaining at December 31, 2014 are expected to be paid in 2015.

Other

Other provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next seven years.

Note 22: Deferred tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities (assets)		Goodwill and other identifiable intangible assets	Computer software, computer hardware and other property	Other(1)	Total
December 31, 2012		2,130	130	274	2,534
Acquisitions		63	3	-	66
(Benefit) expense to income statement		(210)	(115)	507	182
Translation and other, net		(53)	(13)	7	(59)
December 31, 2013		1,930	5	788	2,723

Acquisitions		14	2	-	16
Benefit to income statement		(103)	(53)	(171)	(327)
Translation and other, net		(54)	(2)	22	(34)
December 31, 2014		1,787	(48)	639	2,378

Deferred tax assets	Tax losses	Employee benefits	Deferred and share-based compensation	Other	Total
December 31, 2012	282	596	128	273	1,279
Acquisitions	9	-	-	2	11
(Expense) benefit to income statement	(105)	(153)	-	6	(252)
(Expense) benefit to equity	-	(142)	12	-	(130)
Translation and other, net	(15)	(1)	-	4	(12)
December 31, 2013	171	300	140	285	896
(Expense) benefit to income statement	(76)	18	9	(5)	(54)
Benefit to equity	-	175	5	-	180
Translation and other, net	(7)	(8)	-	(12)	(27)
December 31, 2014	88	485	154	268	995

Net deferred liability at December 31, 2013					(1,827)
Net deferred liability at December 31, 2014					(1,383)

(1)	Includes $427 million (2013 – $566 million) related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

The estimated recovery period for the deferred tax balances is shown below:

	DECEMBER 31,
	2014	2013
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	2,345	2,683
Deferred tax liabilities to be recovered within 12 months	33	40
Total deferred tax liabilities	2,378	2,723

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	833	680
Deferred tax assets to be recovered within 12 months	162	216
Total deferred tax assets	995	896
Net deferred tax liability	1,383	1,827

At December 31, 2014, the Company had Canadian tax losses carried forward of $1,883 million, tax losses carried forward in other jurisdictions of $1,688 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $11 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2015 and 2034. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2014, the Company did not recognize deferred tax assets of $938 million related to $3,488 million of tax losses carried forward.

At December 31, 2014, the Company had $662 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $98 million.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $14.1 billion at December 31, 2014 (2013 – $17.9 billion).

Note 23: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of common shares	Stated capital	Series II, cumulative redeemable preference share capital	Contributed surplus	Total capital
Balance, December 31, 2012	826,902,058	10,091	110	170	10,371
Shares issued under DRIP	1,150,328	39	-	-	39
Stock compensation plans	2,982,330	96	-	7	103
Repurchases of common shares(1)	(10,878,884)	(166)	-	-	(166)
Balance, December 31, 2013	820,155,832	10,060	110	177	10,347
Shares issued under DRIP	893,222	33	-	-	33
Stock compensation plans	3,522,777	129	-	4	133
Repurchases of common shares(1)	(28,555,617)	(356)	-	-	(356)
Balance, December 31, 2014	796,016,214	9,866	110	181	10,157

(1)	Stated capital includes $(35) million and $(32) million in 2014 and 2013, respectively, related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013
Dividends declared per common share	$1.32	$1.30

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013
Dividend reinvestment	33	39

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2014, the Company renewed its current normal course issuer bid (“NCIB”) for an additional 12 months. Under the NCIB, the Company may repurchase up to 30 million common shares between May 28, 2014 and May 27, 2015 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

In 2014, the Company repurchased 28.6 million of its common shares for a cost of $1.0 billion, of which $11 million was payable to the broker at December 31, 2014. The average price per share that the Company repurchased in 2014 was $36.21. In 2013, the Company repurchased 10.9 million of its common shares for a cost of $400 million at an average price per share of $36.79. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such plans with its broker on December 31, 2014 and on December 31, 2013. As a result, the Company recorded a liability of $115 million in “Other financial liabilities” within current liabilities at December 31, 2014 ($100 million at December 31, 2013) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods. The liability recorded on December 31, 2013 was settled in the first quarter of 2014.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2014 and 2013, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Note 24: Non-controlling interests

In 2014, the non-controlling interests of Tradeweb contributed $120 million in exchange for additional shares. After this transaction, the Company’s ownership interest in Tradeweb was 55.6% (2013 – 58.7%). The carrying amount of the non-controlling interests was increased by $81 million to reflect the change in their relative ownership interest. The change in the Company’s ownership interest of $39 million did not result in a change in control, and was therefore accounted for as an equity transaction within retained earnings.

The contribution from the non-controlling interests is included in “Other financing activities” in the consolidated statement of cash flow.

Note 25: Share-based compensation

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 50 million common shares. As of December 31, 2014, there were 9,955,842 awards available for grant (2013 – 11,737,734).

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

			EQUITY-SETTLED	CASH-SETTLED (1)

TYPE OF AWARD	VESTING PERIOD	FAIR VALUE MEASURE	COMPENSATION EXPENSE BASED ON:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date	Not applicable
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date

(1)	Cash-settled awards represent the portion of certain share-based compensation related to withholding tax, which the Company funds from its own cash.

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the date of grant. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2014 and 2013 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2014	2013
Weighted average fair value ($)	4.50	4.42
Weighted average of key assumptions:
Share price ($)	34.15	31.15
Exercise price ($)	34.15	31.15
Risk-free interest rate	1.9%	1.1%
Dividend yield	3.8%	3.8%
Volatility factor	22%	24%
Expected life (in years)	6	6

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $34.94 and $31.50 for the years ended December 31, 2014 and 2013, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2012 through 2014.

The weighted-average fair value of PRSUs granted was $34.04 and $30.92 for the years ended December 31, 2014 and 2013, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 21 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 15 million and for the global ESPP is 6 million.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. SARs vest over a four year period and expire four to ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period using a Black-Scholes option pricing model. There were no SAR grants in 2014 and 2013.

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SAYE(1)	SARs	Total	Weighted- average exercise price ($)(2)
Awards outstanding in thousands:
Outstanding at December 31, 2012	10,473	3,154	4,186	56	106	17,975	33.14
Granted	1,372	1,844	2,091	-	-	5,307	31.15
Exercised	(1,429)	(473)	(2,097)	(13)	-	(4,012)	28.71
Forfeited	(85)	(286)	(356)	-	(3)	(730)	33.77
Expired	(208)	-	-	(43)	(19)	(270)	36.15
Outstanding at December 31, 2013	10,123	4,239	3,824	-	84	18,270	33.38
Exercisable at December 31, 2013	6,405	-	-	-	84	6,489	34.67

Granted	1,743	872	1,416	-	-	4,031	34.15
Exercised	(1,714)	(468)	(814)	-	(15)	(3,011)	31.06
Forfeited	(450)	(542)	(896)	-	-	(1,888)	30.76
Expired	(343)	-	-	-	(12)	(355)	38.56
Outstanding at December 31, 2014	9,359	4,101	3,530	-	57	17,047	33.85
Exercisable at December 31, 2014	5,596	-	-	-	57	5,653	34.90

(1)	The Company replaced a “Save-as-you-earn” (“SAYE”) plan in the U.K. with the ESPP in 2010.

(2)	Represents the weighted-average exercise price for stock options, SAYE and SARs. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

The weighted-average share price at the time of exercise for all of the awards described above was $36.43 per share (2013 – $32.40).

Share-based compensation expense included in the consolidated income statement for years ended December 31, 2014 and 2013 was as follows:

	STOCK OPTIONS	TRSUs	PRSUs	OTHERS(2)	TOTAL
December 31, 2014(1)	7	31	37	6	81
December 31, 2013(1)	18	33	19	9	79

(1)	Includes expense of $8 million at December 31, 2014 (2013 – expense of $28 million) relating to the revaluation of withholding taxes on share-based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2)	Principally comprised of expense related to ESPP, SAYE and SARs.

The Company recorded a liability for cash-settled share incentive awards of $90 million at December 31, 2014 (2013 – $67 million). The intrinsic value of the liability for vested awards was $17 million (2013 – $11 million).

The following table summarizes additional information relating to stock options and SARs outstanding at December 31, 2014:

Range of exercise prices(1)	Number outstanding (in thousands)	Weighted- average remaining contractual life (years)	Weighted- average exercise price for awards outstanding	Number exercisable (in thousands)	Weighted- average exercise price for awards exercisable
0.00 – 30.00	2,233	6.50	$27.17	1,285	$26.30
30.01 – 35.00	2,794	8.78	$32.92	258	$30.98
35.01 – 40.00	3,668	4.57	$36.86	3,389	$36.76
40.01 – 45.00	721	2.13	$42.82	721	$42.82
Total	9,416			5,653

(1)	TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Note 26: Employee benefit plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independent qualified actuaries using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and the Reuters Pension Fund (“RPF”), Supplementary Pension Scheme (“SPS”) and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees, collectively the “Large U.K. plans”. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the Large U.K. plans (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Vested benefits of former employees who are not yet of retirement age are held in deferment in the Large U.K. plans and the TRGP. Effective January 1, 2015, the TRGP added an option for plan participants to receive benefits as a lump sum following termination or retirement from the Company. Existing TRGP pensions in payment are not affected by this change. See “Net defined benefit plan obligations” below for additional information. Eligible benefits under the Large U.K. plans also increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees. However, most new employees are eligible to participate in defined contribution plans.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Similar to the TRGP, the Company bears the cost of the Large U.K. plans (less employee contributions). However, the responsibility for the management and governance of each of the Large U.K. plans lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. In order to develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. The Company has separate funding agreements with the respective Large U.K. plan’s Trustees that provide for ongoing contributions to fund current service accruals and scheduled deficit recovery contributions to remedy prior funding deficits over a period of several years. These arrangements are updated in conjunction with the triennial valuations. The amount of RPF and SPS plan assets that can be recognized on the Company’s consolidated statement of financial position is limited by plan restrictions that ensure any expected surplus assets at plan termination belong to the plan (and therefore its participants). This limitation is known as the asset ceiling restriction.

Other international locations operate various pension plans in accordance with local regulations and practices.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	PENSION PLANS (1)		OPEB (1)		TOTAL (1)
	2014	2013	2014	2013	2014	2013
As of January 1	(621)	(1,454)	(202)	(219)	(823)	(1,673)
Plan expense recognized in income statement	(128)	(165)	(12)	(14)	(140)	(179)
Actuarial (losses) gains	(485)	402	(23)	19	(508)	421
Exchange differences	15	(2)	3	1	18	(1)
Contributions paid	90	596	11	10	101	606
Other	5	2	1	1	6	3
Net plan obligations as of December 31	(1,124)	(621)	(222)	(202)	(1,346)	(823)
Net plan surpluses recognized in non-current assets					20	52
Net plan obligations recognized in non-current liabilities					(1,366)	(875)

(1)	Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Changes to retirement benefits:

The TRGP was amended, effective January 1, 2015, to offer future retiring or terminating employees and current terminated vested participants the following:

—	A permanent, ongoing option to receive benefits as a lump sum; and
—	Updated optional form factors used to convert single life annuity to other annuity types (to reflect improvements to life expectancy).

These changes resulted in a $3 million past service cost charge in 2014 that is reported within “Other operating gains, net” on the consolidated income statement. As a result of the amendment, the timing of TRGP benefit payments is expected to initially accelerate by approximately $80 million in 2015 versus 2014, but normalize thereafter. The lump sum option is intended to mitigate volatility in the TRGP’s funded status, as certain obligations may settle earlier.

The Company made no material changes to its retirement benefits in 2013.

Analysis of material defined benefit plans

The net defined benefit surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	FUNDED		UNFUNDED (1)		OPEB		TOTAL

As of December 31,	2014	2013	2014	2013	2014	2013	2014	2013
Present value of plan obligations	(6,958)	(6,048)	(339)	(303)	(203)	(181)	(7,500)	(6,532)
Fair value of plan assets	6,470	5,788	-	-	-	-	6,470	5,788
	(488)	(260)	(339)	(303)	(203)	(181)	(1,030)	(744)
Unrecognized plan assets (2)	(288)	(48)	-	-	-	-	(288)	(48)
Net plan obligations	(776)	(308)	(339)	(303)	(203)	(181)	(1,318)	(792)
Net plan surpluses	14	49	-	-	-	-	14	49
Net plan obligations	(790)	(357)	(339)	(303)	(203)	(181)	(1,332)	(841)

(1)	Unfunded pension plans consist of SERPs for eligible employees.

(2)	Unrecognized plan assets are not included in the consolidated statement of financial position because they are not considered recoverable, as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. The Company considered the related plans’ funded status, expected future service accruals and employer contribution commitments in determining the plan assets that are subject to this asset ceiling restriction.

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligation
	FUNDED		UNFUNDED		OPEB		TOTAL

	2014	2013	2014	2013	2014	2013	2014	2013
Opening defined benefit obligation	(6,048)	(6,157)	(303)	(340)	(181)	(201)	(6,532)	(6,698)
Current service cost	(79)	(101)	(3)	(5)	(2)	(3)	(84)	(109)
Past service cost	(3)	-	(1)	-	-	-	(4)	-
Administration fees	(16)	(16)	-	-	-	-	(16)	(16)
Interest cost	(269)	(244)	(14)	(13)	(8)	(7)	(291)	(264)
Actuarial (losses) gains from changes in financial assumptions(1)	(827)	306	(26)	29	(9)	17	(862)	352
Actuarial losses from changes in demographic assumptions(2)	(189)	(19)	(14)	-	(11)	-	(214)	(19)
Experience (losses) gains	(21)	29	(1)	7	(2)	3	(24)	39
Contributions by employees	(15)	(13)	-	-	(2)	-	(17)	(13)
Benefits paid	218	202	20	19	10	10	248	231
Administration fees disbursements	15	16	-	-	-	-	15	16
Curtailment gain	4	14	-	-	1	-	5	14
Exchange differences	258	(75)	2	-	-	-	260	(75)
Other	14	10	1	-	1	-	16	10
Closing defined benefit obligation	(6,958)	(6,048)	(339)	(303)	(203)	(181)	(7,500)	(6,532)

(1)	Losses primarily associated with a decrease in discount rates at the December 31 measurement date 2014 versus 2013.

(2)	Losses primarily associated with longevity improvements in the Large U.K. plans and new mortality tables issued by the Society of Actuaries in the United States. See the section below entitled “Mortality assumptions”.

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2014	2013		2014	2013
Active employees	27%	30%	U.S.	40%	37%
Deferred	35%	33%	U.K.	52%	54%
Retirees	38%	37%	Rest of world	8%	9%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations were as follows:

YEARS	2014	2013
TRGP	18	16
RPF	20	19
SPS	15	13
TTC	19	18

Plan assets

The following summarizes activity in plan assets:

FAIR VALUE OF PLAN ASSETS
	FUNDED		UNFUNDED		OPEB		TOTAL

	2014	2013	2014	2013	2014	2013	2014	2013
Opening fair value of plan assets	5,788	5,173	-	-	-	-	5,788	5,173
Interest income(1)	259	207	-	-	-	-	259	207
Return on plan assets excluding amounts included in interest income (expense)(2)	838	(30)	-	-	-	-	838	(30)
Contributions by employer	68	575	20	19	8	10	96	604
Contributions by employees	15	13	-	-	2	-	17	13
Benefits paid	(218)	(202)	(20)	(19)	(10)	(10)	(248)	(231)
Administration fees disbursements	(15)	(16)	-	-	-	-	(15)	(16)
Exchange differences	(256)	75	-	-	-	-	(256)	75
Other	(9)	(7)	-	-	-	-	(9)	(7)
Closing fair value of plan assets	6,470	5,788	-	-	-	-	6,470	5,788

(1)	Interest income is calculated using the discount rate for the period.

(2)	Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate (which also considers limitations from unrecognized plan assets).

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

In aggregate, the major categories of plan assets for funded plans were as follows:

	QUOTED(1)		UNQUOTED		TOTAL

	2014	2013	2014	2013	2014	2013
Equities(2)
U.S.	146	139	133	119	279	258
U.K.	13	17	3	10	16	27
All other	210	207	939	1,072	1,149	1,279
Bonds(3)
Corporate
U.S.	332	297	512	359	844	656
U.K.	-	-	1,092	668	1,092	668
All other	9	9	84	91	93	100
Government
U.S.	-	-	306	250	306	250
U.K.	-	-	1,097	838	1,097	838
All other	-	-	3	8	3	8
Other fixed income	178	185	177	141	355	326
Multi-asset(4)
U.K.	-	-	101	39	101	39
All other	4	4	253	255	257	259
Property	24	24	137	144	161	168
Insurance	-	-	144	135	144	135
Derivatives	-	-	199	310	199	310
Cash and cash equivalents	96	352	267	104	363	456
Other	3	4	8	7	11	11
Total	1,015	1,238	5,455	4,550	6,470	5,788

(1)	Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2)	Equities include direct shareholdings and funds focused on equity strategies.

(3)	Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4)	Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2014 and 2013, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2014, the Company contributed $96 million to its material defined benefit plans. In 2013, the Company contributed $604 million to its material defined benefit plans, including $500 million to the TRGP ($460 million) and TTC ($40 million) to pre-fund pension obligations. The contribution to the TRGP represented the first large contribution into the plan in 10 years.

In 2015, the Company expects to contribute approximately $100 million to its material defined benefit plans, including $70 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and OPEB plans.

From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2014.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	FUNDED		UNFUNDED		OPEB
As of December 31,	2014	2013	2014	2013	2014	2013
Discount rate	3.67%	4.46%	3.98%	4.78%	3.75%	4.40%
Inflation assumption	3.02%	3.20%	2.55%	2.62%	-	-
Rate of increase in salaries	3.71%	3.84%	3.53%	3.55%	3.50%	3.50%
Rate of increase in pension payments	2.85%	3.14%	2.95%	3.25%	-	-
Medical cost trend	-	-	-	-	6.50%	7.00%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $275 million as of December 31, 2014.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $100 million and $25 million, respectively, as of December 31, 2014.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2014, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2014.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2014 are based on the following:

—	TRGP: RP-2014 with MP-2014 Generational Table; and
—	Large U.K. plans: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2014 and 2013 and a plan participant at age 40 as of December 31, 2014 and 2013 retiring 25 years later at age 65 under the mortality assumptions used.

DECEMBER 31, 2014	LIFE EXPECTATION IN YEARS
	Male	Female
Employee retiring as of December 31, 2014 at age 65	23	25
Employee age 40 as of December 31, 2014 retiring at age 65	25	27

DECEMBER 31, 2013	LIFE EXPECTATION IN YEARS
	Male	Female
Employee retiring as of December 31, 2013 at age 65	21	23
Employee age 40 as of December 31, 2013 retiring at age 65	23	25

For the TRGP and the other Large U.K. plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $150 million as of December 31, 2014.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

—	Investment risk: There is a risk that returns on plan assets may not be sufficient to fund plan obligations. Plan fiduciaries are required by plan rules or by law to maintain and review investment policies and investment allocations on a periodic basis to ensure such policies and allocations adequately support funding objectives. Periodic reviews of fund manager performance against benchmarks on specific investment mandates are also conducted to mitigate investment risk.
—	Interest rate risk: A fall in interest rates will increase the value of fixed income-related investments and plan obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. This may result in plan liabilities increasing faster than assets in a declining interest rate environment, creating a deficit that may require additional Company contributions to remedy. This risk is mitigated as diversified asset allocations create prudent opportunities to outperform increases in liabilities and at an appropriate time, those excess returns may be reinvested in liability matching assets, reducing the need for Company contributions.
—	Inflation risk: Although allowances for expected salary and pension increases are included in all plan obligation valuations, actual salary increases and automatic pension increases linked to inflation in the U.K. may exceed expectations and result in higher than anticipated plan obligations. A portion of plan assets are invested in hedging assets including derivatives and inflation-linked bonds to mitigate this risk.
—	Currency risk: A portion of plan assets may be in overseas investments. Derivatives may be used to hedge the currency mismatch arising between these investments and local currency denominated obligations in some plans.
—	Liquidity risk: Insufficient cash on hand within a plan to fund benefit payments could result in unexpected changes in asset allocation and additional Company contributions. In the near term, this risk is mitigated as pension payments are reasonably known and plans may hold short-term debt securities.
—	Mortality risk: Improvements to life expectancy are assumed in valuing plan obligations. If life expectancy improves at a faster rate than expected, this could result in higher plan obligations. Life expectancy assumptions are reviewed in connection with periodic valuations to mitigate risk of underestimating plan obligations and the related funding requirements.

The material risks associated with the defined benefit retiree medical plans are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Analysis of income and expense

The following summarizes amounts recognized in the consolidated income statement for material defined benefit plans:

INCOME STATEMENT(1)	FUNDED		UNFUNDED		OPEB		TOTAL

Year ended December 31,	2014	2013	2014	2013	2014	2013	2014	2013
Current service cost	79	101	3	5	2	3	84	109
Past service cost	3	-	1	-	-	-	4	-
Net interest cost	17	42	14	13	8	7	39	62
Administration fees	16	16	-	-	-	-	16	16
Curtailment gain	(4)	(14)	-	-	(1)	-	(5)	(14)
Defined benefit plan expense	111	145	18	18	9	10	138	173

(1)	The curtailment gain of $5 million in 2014 (2013 – $14 million) arose from headcount reductions associated with the Company’s simplification program initiatives (see note 5) and was reported within “Other operating gains, net” in the consolidated income statement. The past service cost of $4 million in 2014 was also reported within “Other operating gains, net”. Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.

Analysis of other comprehensive income

The following summarizes amounts recognized in other comprehensive income for material defined benefit plans:

OTHER COMPREHENSIVE INCOME	FUNDED		UNFUNDED		OPEB		TOTAL
Year ended December 31,	2014	2013	2014	2013	2014	2013	2014	2013
Remeasurement (gain) loss on defined benefit obligation:
Due to financial assumption changes	827	(306)	26	(29)	9	(17)	862	(352)
Due to demographic assumption changes	189	19	14	-	11	-	214	19
Due to experience	21	(29)	1	(7)	2	(3)	24	(39)
Return on plan assets (greater) less than discount rate	(838)	30	-	-	-	-	(838)	30
Change in irrecoverable surplus other than interest	244	(79)	-	-	-	-	244	(79)
Total recognized in other comprehensive loss (income) before taxation	443	(365)	41	(36)	22	(20)	506	(421)

ACCUMULATED COMPREHENSIVE LOSSES (INCOME)	FUNDED		UNFUNDED		OPEB		TOTAL
	2014	2013	2014	2013	2014	2013	2014	2013
Balance of actuarial losses (gains) at January 1	969	1,255	32	68	(14)	6	987	1,329
Net actuarial losses (gains) recognized in the year	199	(286)	41	(36)	22	(20)	262	(342)
Balance of actuarial losses (gains) at December 31	1,168	969	73	32	8	(14)	1,249	987
Balance of asset ceiling at January 1	(27)	47	-	-	-	-	(27)	47
Interest cost on irrecoverable surplus	7	5	-	-	-	-	7	5
Effects of the asset ceiling in the year	244	(79)	-	-	-	-	244	(79)
Balance of asset ceiling at December 31	224	(27)	-	-	-	-	224	(27)
Total accumulated comprehensive losses (income) at December 31	1,392	942	73	32	8	(14)	1,473	960

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $147 million in 2014 (2013 – $153 million), which approximates the cash outlays related to the plans.

Note 27: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013
Non-cash employee benefit charges	241	273
Fair value adjustments	(91)	(14)
Net losses on foreign exchange and derivative financial instruments	32	19
Losses from redemption of debt securities	47	35
Other(1)	1	(24)
	230	289

(1)	Includes $16 million and $23 million of non-cash reversals for uncertain tax positions in 2014 and 2013, respectively.

Details of “Changes in working capital and other items” are as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013
Trade and other receivables	(115)	47
Prepaid expenses and other current assets	(88)	(10)
Other financial assets	44	2
Payables, accruals and provisions	(153)	(4)
Deferred revenue	66	77
Other financial liabilities	(22)	(1)
Income taxes	31	121
Other(1)	(195)	(172)
	(432)	60

(1)	Includes $(101) million (2013 – $(106) million) related to employee benefit plans and $(48) million (2013 – $(41) million) related to distributions to non-controlling interests, respectively.

Note 28: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during 2014 and 2013 were as follows:

	YEAR ENDED DECEMBER 31,
	2014		2013
	Number of transactions	Cash consideration	Number of transactions	Cash consideration
Businesses and identifiable intangible assets acquired	5	147	28	1,269
Less: cash acquired		(2)		(43)
Businesses and identifiable intangible assets acquired, net of cash	5	145	28	1,226
Contingent consideration payments	-	15	-	10
Investments in businesses	1	7	1	5
	6	167	29	1,241

The following provides a brief description of certain acquisitions completed during 2014 and 2013(1):

DATE	COMPANY	ACQUIRING SEGMENT	DESCRIPTION
April 2014	Dominio Sistemas	Tax & Accounting	A Brazilian provider of accounting and software solutions primarily to accounting firms
November 2013	BondDesk	Financial & Risk	A provider of trading and wealth management solutions for investors
April 2013	T.Global	Tax & Accounting	A Brazilian provider of global trade management software and solutions to professionals across Latin America
February 2013	Practical Law Company	Legal	A provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments

(1)	The 2014 acquisition listed above represented approximately 74% of cash consideration for acquired businesses and identifiable intangible assets (2013 – 81%).

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	2014	2013
Cash and cash equivalents	2	43
Trade and other receivables(1)	3	46
Prepaid expenses and other current assets	-	12
Current assets	5	101
Computer hardware and other property, net	2	8
Computer software, net	16	70
Other identifiable intangible assets	57	447
Other financial assets	-	1
Other non-current assets	1	-
Deferred tax	-	11
Total assets	81	638
Current indebtedness	-	(1)
Payables, accruals and provisions	(5)	(41)
Deferred revenue	(5)	(76)
Current liabilities	(10)	(118)
Provisions and other non-current liabilities	(1)	(54)
Other financial liabilities	(4)	-
Deferred tax	(16)	(66)
Total liabilities	(31)	(238)
Net assets acquired	50	400
Goodwill	97	869
Total	147	1,269

(1)	In 2014, the gross contractual amount of trade and other receivables was $4 million, of which $1 million was expected to be uncollectible (2013 – trade and other receivables were $48 million, of which $2 million was expected to be uncollectible).

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2014 and 2013 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

In 2014, $8 million (2013 – $21 million) of directly attributable acquisition-related transaction costs were expensed within the consolidated income statement as part of “Other operating gains, net”.

Note 29: Contingencies, commitments and guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include but are not limited to intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2014 were $323 million (2013 – $374 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

DECEMBER 31, 2014
2015	275
2016	227
2017	184
2018	153
2019	139
2020 and thereafter	343
1,321

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $34 million at December 31, 2014. Sublease payments received in 2014 were $9 million (2013 – $18 million).

Acquisitions and dispositions

The Company has obligations to pay additional consideration for prior acquisitions, based upon revenue performance contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations are as follows:

DECEMBER 31, 2014
2015	688
2016	336
2017	239
2018	189
2019	114
2020 and thereafter	26
1,592

Note 30: Related party transactions

As of December 31, 2014, Woodbridge beneficially owned approximately 57% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In December 2014, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $36 million. In December 2013, the Company completed a similar transaction for $29 million. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $36 million and $29 million in 2014 and 2013, respectively, was recorded within “Other operating gains, net” within the consolidated income statement. For each of these transactions, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized each independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for C$9 million from The Globe and Mail (“The Globe”), which is majority owned by Woodbridge. The Company paid C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe, valued at C$250,000 per year, over a four year term that expires in May 2016. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe are offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2014, the total amount charged to Woodbridge for these services was $117,000 (2013 – $105,000).

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to 2014 were $81,000 (2013 – $44,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2014 and 2013, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company was entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims were made before April 17, 2014. As there were no claims against the indemnity by current or former directors and officers, the Company did not seek indemnification from Woodbridge under this arrangement.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2014, the Company’s costs under this lease arrangement for rent, taxes and other expenses were $39 million (2013 – $38 million). At December 31, 2014 and 2013, the amounts payable to 3XSQ Associates were negligible.

Prior to the fourth quarter of 2013, the Company and The Depository Trust & Clearing Corporation (“DTCC”) each had a 50% interest in Omgeo, a provider of trade management services. In the fourth quarter of 2013, the Company sold its 50% interest in Omgeo to DTCC. See note 6. Prior to the sale, Omgeo paid the Company for use of a facility and technology and other services which were valued at $7 million in 2013.

Compensation of key management personnel

Key management personnel compensation, including directors, is as follows:

	YEAR ENDED DECEMBER 31,
	2014	2013
Salaries and other benefits	23	32
Share-based payments(1)	12	14
Total compensation	35	46

(1)	Share-based payments exclude mark-to-market fair value adjustments.

Key management personnel are comprised of the Company’s directors and executive officers.

Note 31: Subsequent events

2015 dividends

In February 2015, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.34 per common share. A quarterly dividend of $0.335 per share will be paid on March 16, 2015 to shareholders of record as of February 23, 2015.

Share repurchases

From January 1, 2015 through March 4, 2015, the Company has repurchased 4.9 million of its common shares for $193 million at an average price per share of $39.41.

Executive Officers and Directors

EXECUTIVE OFFICERS

The following individuals are our executive officers as of March 4, 2015 and are members of our Executive Committee.

NAME	AGE	TITLE
James C. Smith	55	President & Chief Executive Officer
Stephane Bello	54	Executive Vice President & Chief Financial Officer
Deirdre Stanley	50	Executive Vice President, General Counsel & Secretary
Peter Warwick	63	Executive Vice President & Chief People Officer
Andrew Rashbass	49	Chief Executive, Reuters
David W. Craig	45	President, Financial & Risk
Susan Taylor Martin	51	President, Legal
Basil Moftah	39	President, Intellectual Property & Science
Brian Peccarelli	53	President, Tax & Accounting

OTHER EXECUTIVE COMMITTEE MEMBERS

The following individuals are also members of our Executive Committee as of March 4, 2015, but are not considered executive officers:

NAME	AGE	TITLE
Gus Carlson	56	Executive Vice President & Chief Communications Officer
Rick King	58	Executive Vice President & Chief Operating Officer, Technology
Gonzalo Lissarrague	44	President, Global Growth & Operations
Neil Masterson	46	Executive Vice President & Chief Transformation Officer
James Powell	53	Executive Vice President & Chief Technology Officer
Brian Scanlon	42	Executive Vice President & Chief Strategy Officer
Mark Schlageter	48	Chief Customer Officer

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith resides in Stamford, Connecticut, United States.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors in its treasury division, including regional Treasurer of General Motors Europe and Assistant Treasurer of General Motors in New York. Mr. Bello resides in Darien, Connecticut, United States.
Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson’s acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.
Peter Warwick has been Executive Vice President & Chief People Officer since January 2012. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick is a director of Scholastic Corp. Mr. Warwick resides in New York, New York, United States.
Andrew Rashbass has been Chief Executive, Reuters, responsible for leading our news and media business, since July 2013. Prior to joining Thomson Reuters, Mr. Rashbass was chief executive of The Economist Group, where he previously served in roles as the publisher of The Economist and managing director of Economist.com. Before joining The Economist Group in 1997, Mr. Rashbass worked at Associated Newspapers. Mr. Rashbass started his career at Andersen Consulting, now called Accenture. Mr. Rashbass resides in London, United Kingdom.

David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.
Susan Taylor Martin has been President, Legal since January 2014. Prior to January 2014, Ms. Taylor Martin held a number of other key leadership positions within the organization, including Managing Director of the Legal business in the U.K. and Ireland, President of Media and Global Head of Corporate Strategy for Reuters. Ms. Taylor Martin joined Reuters in 1993. Ms. Taylor Martin is a non-executive director of Whitbread PLC. Ms. Taylor Martin resides in New York, New York, United States as part of an expatriate assignment.
Basil Moftah has been President, Intellectual Property & Science since January 2014. Mr. Moftah joined Reuters in Egypt in 1997 and has held a number of other key leadership positions within the organization, including the Managing Director for Middle East, Africa & Russia, Head of Rapidly Developing Economies for financial clients, Investment Associate for the Reuters Venture Capital Group and Head of Business Direct in EMEA. Mr. Moftah has worked in a number of countries for Thomson Reuters, including United Arab Emirates, the U.S., the U.K., Italy and Switzerland. Mr. Moftah resides in London, United Kingdom as part of an expatriate assignment.
Brian Peccarelli has been President, Tax & Accounting since February 2011. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Other Executive Committee Members

Gus Carlson has been Executive Vice President & Chief Communications Officer of Thomson Reuters since December 2013. From February 2011 to November 2013, Mr. Carlson ran his own communications consultancy. Prior to February 2011, Mr. Carlson held a number of executive roles at Thomson Reuters, including Executive Vice President & Chief Marketing Officer and prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.
Rick King has been Executive Vice President & Chief Operating Officer, Technology since January 2014. Mr. King has held a number of executive roles at the company since 2000, including Chief Technology Officer of the former Professional division and Chief Technology Officer of the Legal segment. Prior to joining the company, he held executive positions at Ceridian Employer Services, Jostens Learning and WICAT Systems. Mr. King is a director of TCF Financial Corporation. Mr. King resides in Eden Prairie, Minnesota, United States.
Gonzalo Lissarrague has been President, Global Growth & Operations since January 2014. Mr. Lissarrague joined La Ley, an Argentine legal content company, in 1991, and held a number of positions in editorial, marketing, sales and strategy. Mr. Lissarrague played a key role during Thomson’s acquisition of La Ley in 2000 and was appointed Managing Director, Argentina, for the Legal and Tax & Accounting businesses in 2004. After the formation of Global Growth & Operations in 2012, Mr. Lissarrague was Managing Director of Latin America through the end of 2013. Mr. Lissarrague resides in Buenos Aires, Argentina.
Neil Masterson has been Executive Vice President & Chief Transformation Officer since October 2013. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business. Mr. Masterson resides in New York, New York, United States.
James Powell has been Executive Vice President & Chief Technology Officer since July 2008. Previously, Mr. Powell was Chief Technology Officer of Thomson Reuters Markets division from April 2008 to July 2008. Prior to Thomson’s acquisition of Reuters, he was Chief Technology Officer of Reuters Enterprise division from July 2007 to April 2008. At Reuters, Mr. Powell held a number of other senior leadership positions, including Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Brian Scanlon has been Executive Vice President & Chief Strategy Officer since January 2014. Mr. Scanlon previously spent 14 years at McKinsey & Co., where he held a number of senior leadership positions, including partner in the Corporate Finance & Strategy practice in Stamford, Connecticut; Chief Financial Officer for the northeast offices; and Managing Partner of McKinsey’s South East Asian Private Equity practice in Singapore. Prior to joining McKinsey, Mr. Scanlon was a senior accountant and consultant at Andersen Consulting, now called Accenture. Mr. Scanlon resides in New Canaan, Connecticut, United States.
Mark Schlageter has been Chief Customer Officer since February 2015. Mr. Schlageter has held a number of executive roles at Thomson Reuters since joining the company in 1997, including most recently Managing Director of the Americas for Financial & Risk. Mr. Schlageter has also held a number of key customer facing senior leadership positions in the Legal, Financial & Risk and Tax & Accounting businesses and has lived in numerous countries. Mr. Schlageter resides in Wilton, Connecticut, United States.

DIRECTORS

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 4, 2015 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		COMMITTEE MEMBERSHIPS
NAME	AGE	AUDIT	CORPORATE GOVERNANCE	HUMAN RESOURCES	DIRECTOR SINCE
David Thomson, Chairman	57				1988
James C. Smith	55				2012
Sheila C. Bair	60	•			2014
Manvinder S. Banga	60			•	2009
David W. Binet, Deputy Chairman	57		•	•	2013
Mary Cirillo	67		•	Chair	2005
Michael E. Daniels	59			•	2014
Steven A. Denning	67		•	•	2000
P. Thomas Jenkins	55	•			2014
Ken Olisa, OBE	63	•			2008
Vance K. Opperman, Lead Independent Director	72	Chair	Chair		1996
Peter J. Thomson	49				1995
Wulf von Schimmelmann	68	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.
Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. He is also a director of Pfizer, Inc. Mr. Smith received a BA degree from Marshall University. Mr. Smith resides in Stamford, Connecticut, United States.

Sheila C. Bair is a Senior Advisor to the Pew Charitable Trusts, an independent non-profit and non-governmental global research and public policy organization. She is also Senior Advisor to DLA Piper, an international law firm. Prior to August 2011, she was the Chair of the Federal Deposit Insurance Corporation, where she served in that capacity from June 2006 to July 2011. Prior to that, she has also served as the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst, Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury, Senior Vice President for Government Relations of the New York Stock Exchange and Commissioner of the Commodity Futures Trading Commission. Ms. Bair is also a director of Host Hotels & Resorts, Inc. and Banco Santander, SA. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas. Ms. Bair resides in Washington, D.C., United States.

Manvinder (Vindi) S. Banga joined Clayton, Dubilier & Rice, LLC, a private equity investment firm, as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Global Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. He is also Chairman of Mauser GMBH; as well as a non-executive director of Marks and Spencer Group plc. Mr. Banga was a member of the Prime Minister of India’s Council on Trade & Industry from 2004 to 2014. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in mechanical engineering and the IIM Ahmedabad where he obtained a post graduate degree in management. Mr. Banga resides in London, United Kingdom.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and a director of Woodbridge, the Thomson family investment company. Prior to January 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She is also a director of ACE Ltd. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.
Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Tyco International Ltd. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College and is also a trustee of Holy Cross. Mr. Daniels resides in Hilton Head, South Carolina, United States.
Steven A. Denning is Chairman and a Managing Director of General Atlantic LLC, a global growth private equity firm. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the board of Engility Holdings, Inc. and on the boards of several cultural and educational organizations. He has a BS degree from the Georgia Institute of Technology and an MBA from the Graduate School of Business, Stanford University. Mr. Denning resides in Greenwich, Connecticut, United States.
Paul Thomas Jenkins is Chairman of OpenText Corporation, a multinational enterprise software firm. He has served as a director of OpenText since 1994 and as its Chairman since 1998. From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of OpenText. Prior to that, Mr. Jenkins was employed in technical and managerial capacities at a variety of technology companies dating back to the late 1970s. He is also a director of OpenText Corporation, TransAlta Corporation and Manulife Financial Corporation. Mr. Jenkins has an MBA from Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in Engineering Physics and Commerce from McMaster University. Mr. Jenkins resides in Canmore, Alberta, Canada.
Ken Olisa, OBE, is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a public technology merchant bank. Prior to that, and following a career at IBM, he was a senior executive for over 10 years at Wang Labs. From 1998 to 2008, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from 2007 until 2011. He is Chairman of London-listed Outsourcery plc and serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge. Mr. Olisa resides in Kingston, United Kingdom.

Vance K. Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities, and Lead Independent Director of Thomson Reuters. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.
Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.
Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and Allianz Deutschland AG and as a director of Accenture Ltd. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously a member of the Supervisory Board of Deutsche Teleknow, a director of Western Union and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

AUDIT COMMITTEE

The Audit Committee comprises Vance K. Opperman (Chair), Sheila Bair, P. Thomas Jenkins, Ken Olisa and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Jenkins qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

AUDIT COMMITTEE MEMBER	EDUCATION/EXPERIENCE
Vance K. Opperman (Chair)

—     Former President and COO of West Publishing Company

—     President and CEO of Key Investment, Inc.

—     Chair of Audit Committee of Thomson Reuters for over 10 years

—     Member of private company audit committees and TCF Financial Corporation audit committee

—     Represented financial institutions in securities and financial regulations matters as a practicing attorney

Sheila Bair

—     Former Chair of the Federal Deposit Insurance Corporation

—     Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

—     Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

—     Former Senior Vice President for Government Relations of the New York Stock Exchange

—     Former Commissioner of the Commodity Futures Trading Commission

—     Member of Host Hotels audit committee

P. Thomas Jenkins	— Former President and CEO of OpenText Corporation — Chairman of OpenText Corporation — Former member of the Audit Committee of BMC Corporation
Ken Olisa	— Former Interregnum PLC Chair and CEO — Member of private company audit committees and former member of a public company audit committee — U.K. Financial Services Authority approved person
Wulf von Schimmelmann	— Former CEO of Deutsche Postbank AG — Degree in economic sciences and Ph.D in economics from University of Zurich — Member of Maxingvest AG audit committee

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2014 and 2013.

(in millions of U.S. dollars)	2014	2013	*
Audit fees	$21.4	$25.7
Audit-related fees	1.8	1.7
Tax fees	3.9	6.6
All other fees	0.9	0.7
Total	$28.0	$34.7

*	2013 fee amounts have been updated from the amounts disclosed in last year’s annual report to reflect approximately $2.9 million of additional approved audit fees and $266,000 of additional approved audit-related fees identified by PricewaterhouseCoopers which related to the year ended December 31, 2013.

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2014 and 2013.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans, agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services and IT information security assessments.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

—	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.
—	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.
—	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.
—	The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.
—	For the year ended December 31, 2014, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

CONTROLLED COMPANY

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Mr. Binet to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

INDEPENDENT DIRECTORS

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2015, the board conducted its annual assessment of the independence of each of its current members and determined that nine of the 13 directors (69%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

DIRECTOR INDEPENDENCE
NAME OF DIRECTOR	MANAGEMENT	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON-INDEPENDENCE
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Sheila C. Bair		✓
Manvinder S. Banga		✓
David W. Binet			✓	President of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
Michaels E. Daniels		✓
Steven A. Denning		✓
P. Thomas Jenkins		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	9	4

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2015 that these relationships were immaterial.

PRESIDING DIRECTORS AT MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required and has been available for consultation with the other independent directors as required. One such meeting of the independent directors took place in March 2014 and was presided over by Mr. Opperman.

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel. We updated our Code in 2014 to reflect internal policy and guideline changes.

In 2014 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

ADDITIONAL DISCLOSURES

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 6, 2015. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 4, 2015, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and David W. Binet is the President, of Woodbridge, our controlling shareholder. As of March 4, 2015, Woodbridge beneficially owned approximately 57% of our common shares.

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Axellis Limited which was dissolved after liquidation proceedings in the U.K. in 2012.

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada and our principal executive office is located at 3 Times Square, New York, New York 10036, United States. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 4, 2015:

—	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and
—	we had outstanding 791,777,694 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles. The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders

Share. For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section below.

MARKET FOR SECURITIES

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	COMMON SHARES (C$)				COMMON SHARES (US$)				SERIES II PREFERENCE SHARES (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2014
January	42.10	39.65	40.18	16,332,490	38.34	35.66	36.06	13,541,632	18.70	17.76	17.94	105,066
February	40.55	37.04	38.00	25,844,924	36.81	33.60	34.34	19,748,620	18.42	17.75	17.91	21,083
March	38.62	36.86	37.79	18,778,336	34.58	33.21	34.20	16,144,510	18.09	17.23	17.25	539,971
April	40.03	37.10	39.67	15,078,831	36.55	33.84	36.18	17,143,282	17.47	17.09	17.47	115,051
May	40.00	37.59	37.59	13,068,087	36.44	34.63	34.69	15,257,480	18.20	17.25	18.05	199,922
June	38.94	37.24	38.85	10,839,140	36.45	34.07	36.36	18,482,566	18.05	17.75	17.85	132,948
July	41.87	38.42	41.19	13,761,738	38.44	36.06	37.81	15,398,626	18.02	17.75	17.91	148,146
August	41.75	40.40	41.20	11,747,020	38.34	36.83	37.90	15,031,882	18.67	17.79	18.41	608,917
September	41.92	39.91	40.80	14,715,506	38.31	35.90	36.41	11,552,972	18.50	18.25	18.35	68,290
October	42.35	39.45	41.93	18,210,865	37.82	34.98	37.22	22,193,540	18.40	17.95	18.40	64,619
November	45.76	41.77	45.60	11,344,730	39.69	36.81	39.60	13,218,183	18.63	17.75	18.05	120,605
December	47.94	44.37	46.87	18,321,556	41.44	38.49	40.34	15,224,426	18.09	16.69	17.45	90,053
2015
January	49.89	45.29	48.76	15,646,885	40.44	38.03	38.40	17,040,047	17.97	15.48	16.00	37,989
February	50.62	47.95	49.06	16,355,713	40.36	37.95	39.27	18,944,155	17.20	16.05	16.57	47,862

DIVIDENDS

Our company (and our predecessor companies) have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2015, our board approved an increase in our annualized dividend rate to $1.34 per share (or $0.335 per share on a quarterly basis), effective with our dividend payable on March 16, 2015 to holders of record as of February 23, 2015. This was the 22nd consecutive annual dividend increase for our company. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 4, 2015.

	DIVIDEND CURRENCY (DEFAULT)	DIVIDEND CURRENCY (FOR ELECTING HOLDERS)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividends”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2015.

	COMMON SHARES (US$)	SERIES II PREFERENCE SHARES (C$)
2012
Q1	$0.320000	C$	0.130533
Q2	$0.320000	C$	0.130533
Q3	$0.320000	C$	0.131967
Q4	$0.320000	C$	0.131967
2013
Q1	$0.325000	C$	0.129452
Q2	$0.325000	C$	0.13089
Q3	$0.325000	C$	0.132329
Q4	$0.325000	C$	0.132329
2014
Q1	$0.330000	C$	0.129452
Q2	$0.330000	C$	0.130890
Q3	$0.330000	C$	0.132329
Q4	$0.330000	C$	0.132329
2015
Q1	$0.335000	C$	*

*	The first quarter 2015 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

Woodbridge

As of March 4, 2015, Woodbridge beneficially owned approximately 57% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

—	corporate governance, including the effectiveness of our board;
—	appointment of the Chief Executive Officer and other members of senior management and related succession planning;
—	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and
—	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

TRANSFER AGENTS AND REGISTRARS

TYPE OF SHARES	COUNTRY	TRANSFER AGENT/REGISTRAR	LOCATION OF TRANSFER FACILITIES
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are rated Baa2 (stable) by Moody’s, BBB+ (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

MATERIAL CONTRACTS

Credit Agreement

We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program).

We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2014.

Trust Principles and Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;
—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;
—	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;
—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and
—	That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand.

The directors have a minimum of two meetings per year. Directors receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors, with their countries of residence and the year of initial appointment are:

NAME	COUNTRY	DIRECTOR SINCE
Dame Helen Alexander	U.K.	2011
Uffe Ellemann-Jensen (Chairman)	Denmark	2001
John Fairfax	Australia	2005
Lawton Fitt	U.S.A.	2014
Lord Jay of Ewelme	U.K.	2013
Yuko Kawamoto	Japan	2011
Pascal Lamy	France	2009
Nicholas Lemann	U.S.A.	2014
Pedro Malan	Brazil	2011
John H. McArthur	U.S.A.	2001
Vikram Singh Mehta	India	2013
Dr. Michael Naumann	Germany	2010
Beverly LW Sunn	Hong Kong	2012
Steven Turnbull	U.K.	2013

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for an additional term of five years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

PRINCIPAL SUBSIDIARIES

The following provides information about our principal subsidiaries as of December 31, 2014. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2014, have been omitted.

SUBSIDIARY	JURISDICTION OF INCORPORATION/FORMATION
3276838 Nova Scotia Limited	Nova Scotia, Canada
FX Alliance, LLC	Delaware, U.S.A.
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Manatron Holdings, Inc.	Delaware, U.S.A.
Manatron, Inc.	Michigan, U.S.A.
Manatron Intermediate Holdings, Inc.	Delaware, U.S.A.
MarkMonitor Inc.	Delaware, U.S.A.
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters International Holdings SARL	Switzerland
Reuters Limited	England
Reuters Transaction Services Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (GRC) Inc.	Delaware, U.S.A.
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) Deutschland GmbH	Germany
Thomson Reuters (Markets) LLC	Delaware, U.S.A.
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Scientific) LLC	Delaware, U.S.A.
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters America Corporation	Delaware, U.S.A.
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Deutschland GmbH	Germany
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters France	France
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, U.S.A.
Thomson Reuters Holdings S.A.	Luxembourg

SUBSIDIARY	JURISDICTION OF INCORPORATION/FORMATION
Thomson Reuters Holdings SARL	France
Thomson Reuters Hong Kong Limited	The Netherlands
Thomson Reuters India Holdings B.V.	The Netherlands
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Markets KK	Japan
Thomson Reuters Netherlands Holdings BV	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters No. 8 LLC	Delaware, U.S.A.
Thomson Reuters Professional KK	Japan
Thomson Reuters U.S. LLC	Delaware, U.S.A.
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Netherlands Holdings Coöperatief U.A.	The Netherlands
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, U.S.A.
TTC (1994) Limited	England
TTC Holdings Limited	England
West Publishing Corporation	Minnesota, U.S.A.
Worldscope/Disclosure L.L.C.	Delaware, U.S.A.

INTERESTS OF EXPERTS

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 13, 2015 in respect of our consolidated financial statements as at December 31, 2014 and December 31, 2013, and for each of the years ended December 31, 2014 and December 31, 2013 and our internal control over financial reporting as at December 31, 2014. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT DISCLOSURE

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2014. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2014, certain of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to one customer covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. These sales represented approximately 0.0023% of our company’s 2014 consolidated revenues. The aggregate gross revenues attributable to these sales in 2014 were approximately $286,000. We estimate that the 2014 net profit attributable to these sales was approximately $22,300. Our Reuters business does not plan to renew its existing customer contract or enter into new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Additionally, in 2014, our Intellectual Property & Science business sold products to two customers covered by the ITRA. The products sold were exempt from applicable economic sanctions laws and regulations as exports of information and informational materials. These transactions and dealings by our Intellectual Property & Science business represented approximately 0.000003% of our 2014 consolidated revenues. The aggregate gross revenues attributable to these sales in 2014 were approximately $384. We estimate that the 2014 net profit attributable to these sales was approximately $62. Our Intellectual Property & Science business does not plan to enter into sales contracts with customers covered by the ITRA, subject to certain limited exceptions where sales are permissible under applicable export control and economic sanctions laws and regulations.

FURTHER INFORMATION

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 6, 2015. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Valentin Flauraud, January 26, 2013.

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2014 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

Page/Document
Item 1.	Cover Page	Cover

Item 2.	Table of Contents	1

Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	151
	3.2 Intercorporate Relationships	157-158

Item 4.	General Development of the Business
	4.1 Three Year History	4
	4.2 Significant Acquisitions	12, 28

Item 5.	Describe the Business
	5.1 General	2-13
	5.2 Risk Factors	14-22
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A

Item 6.	Dividends	152-153

Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	151-152
	7.2 Constraints	N/A
	7.3 Ratings	154-155

Item 8.	Market for Securities
	8.1 Trading Price And Volume	152
	8.2 Prior Sales	N/A

Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A

Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	138-150
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	150
	10.3 Conflicts Of Interest	N/A

Item 11.	Promoters	N/A

Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	57
	12.2 Regulatory Actions	57

Item 13.	Interest of Management and Others in Material Transactions	60-61

Item 14.	Transfer Agents and Registrars	154

Item 15.	Material Contracts	155-156

Item 16.	Interest of Experts
	16.1 Names Of Experts	158
	16.2 Interests Of Experts	158

Item 17.	Additional Information	159

Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

FORM 40-F CROSS REFERENCE TABLE

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	76-137
Management’s Discussion And Analysis	23-75
Disclosure Controls And Procedures	62
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	62
b. Management’s Report On Internal Control Over Financial Reporting	76
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	77
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	147, 149
Code Of Ethics	150
Principal Accountant Fees And Services	147-148
Off-Balance Sheet Arrangements	56
Tabular Disclosure Of Contractual Obligations	56
Identification Of The Audit Committee	147

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